6/21


05009170

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Essilor International

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4944 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
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OICF/BY: dw

DAT : 6/21/05

ARIS
12-31-04







2004
ANNUAL REPORT


ESSILOR

Contents

Complete, audited financial and legal information for shareholders can be found in the 2004 Reference Document, which is a translation of the *Document de référence* filed with the Autorité des Marchés Financiers. The Reference Document is available on request from Essilor headquarters and at www.essilor.com in the Shareholders / Investors section.

THE WORLD LEADER IN CORRECTIVE LENSES

Since 1959, when the Varilux® progressive lens and Orma® plastic lens were introduced, Essilor has been an innovation-driven company. Over the years, we've played a major role in the successive advances that have made the corrective lens such a high value-added product.

Today, Essilor is the world leader in ophthalmic optical products with operations in more than 100 countries. This performance reflects our proactive responsiveness to changing markets and the effectiveness of our strategic vision. More importantly, however, it is nurturing our ambition and providing the resources to drive continuous improvement in each of our areas of excellence – designing and manufacturing corrective lenses and delivering products and services that enable eye care professionals around the world to offer personalized solutions that restore perfect vision.

4 R&D centers

17 plants

183 prescription laboratories

1,600 lenses sold every minute around the world

25,886 employees

LETTER to SHAREHOLDERS



Philippe Alfroid : Chief Operating Officer

Xavier Fontanet : Chairman and Chief Executive Officer

2004 was a very good year for Essilor. Excluding the currency effect, our sales, operating income and net income after minority interests increased, respectively, by 10.4 percent, 15.4 percent and 18 percent. This performance demonstrated once again our ability to adapt effectively to an environment in which the competitive landscape, technology and marketing practices are all changing very quickly.

Our customers responded enthusiastically to the new products introduced and deployed during the year. 2004 will be remembered for the extraordinary surge in Crizal® Alizé™ sales, the global rollout of Varilux® Ipseo™, the first generation of progressive lenses adapted to the specific head and eye movements of individual wearers, and the growing popularity of ultra-high index materials. These successful products were the result of a research and development strategy that focuses on the design of thin, high value-added lenses with sophisticated surface features.

Geographically, significant advances were made across the globe, especially in Asia, where we enjoyed the fastest growth. In Europe, we did better than expected after successfully offsetting the forecast collapse in German demand following the phase-out of national healthcare system reimbursements for ophthalmic lenses. We continued to progress in North America, which made a large contribution to earnings growth, while in Japan, Nikon-Essilor reported faster growth, with very good margins.

Above all, 2004 justified our years of hard work in emerging markets. Thanks to fast sales growth in Asia and Latin America, where increases of more than 20 percent were reported in many countries, these markets now make a substantial contribution to sales and earnings. When Eastern Europe is included, nearly 30 percent of sales in volume are generated in these regions, where our product lineup is constantly expanding and our margins are now solid. Clearly, these markets have demonstrated their potential as powerful drivers of future growth.

We also pursued our acquisitions strategy in 2004, acquiring 12 companies with aggregate full-year sales of €78 million. Although this was fewer than in 2003, the quality of the companies joining us in 2004 attests to the capabilities we have acquired in managing joint ventures and integrating acquisitions. This expertise provides us with a significant advantage in expanding our business in addition to organic growth, which must remain strong.

To pave the way for this anticipated organic growth, last year we invested nearly 7 percent of sales in our plants and prescription laboratories. The myriad of new technologies emerging from scientific advances offers an incredible opportunity to expand our capabilities. That's why we've accepted this new challenge and launched an extensive engineering project to integrate these technological gains while shortening time-to-market.

Our leadership would be worthless if it did not enable us to improve the service we offer every day to every customer around the world. This improvement process is being led by the dedication of our teams, as well as by our sustained investment in information technology.

One of the things that make Essilor unique is that, for more than 30 years, employees have held a substantial stake in their Company. Employee ownership is a core component of our culture, and Essilor's inclusion in the CAC 40 stock index was perceived as a great honor by all our team members. It was a tribute to our pioneering founders who laid the foundations of our Company, as well as to our employees who are committed to constantly improving Essilor around the world. As well, it was a recognition of the importance of our industry and the many partners—opticians, optometrists and ophthalmologists—who support our vision. They too should feel part of this historic event.

Our confidence in the future is rooted in the motivation of our teams, without whom we would never have risen to where we are today. Their energy, creativity and common sense are the surest guarantee of success in the years ahead.

Although created in Europe, Essilor has long been well established in the United States. More recently, we have successfully set up operations in Asia. This geographic development is an extraordinarily enriching experience for our Company and our employees, enabling all of us to enhance our skills as we expand our horizons. Thanks to the diverse talents of our people around the world, our organization has become a fabulous human and technological melting pot. Driven by this powerful trend, Essilor is evolving, adapting and preparing for the horizons that are opening before us.

Xavier Fontanet **Philippe Alfroid**

CORPORATE GOVERNANCE

The Board of Directors

In 2003, the Board of Directors adopted internal rules prepared in accordance with the recommendations of the AFEP/MEDEF corporate governance report. Based on the criteria stipulated in the rules, seven of the Board's twelve members are independent, more than the required one-third minimum. Directors are elected to renewable, three-year terms.

In compliance with the rules, the Board conducted a formal assessment of its operating procedures in 2004, which found that the Board is functioning satisfactorily and that major issues were adequately prepared and discussed.

Adopted in 2003, the Directors' Charter, which describes the rights and obligations of directors, was modified in 2004 to take into account:

1 - The provisions of the January 28, 2003 Market Abuse Directive (2003/6/EC) on insider trading and market manipulation, which came into effect on October 12, 2004.
2 - The new requirement for corporate officers to disclose any trading in the company's shares by themselves and their close relations, which took effect on November 25, 2004.

In 2004, the Board of Directors met five times, with an average attendance rate of more than 86%.

The Strategy Committee

The Strategy Committee is comprised of Xavier Fontanet, Chairman, Philippe Alfroid, Michel Besson, Jean Burelle, Philippe Germond, Igor Landau, Olivier Pécoux and Bertrand Roy. Five of the eight members are independent directors. Its main mission is to support the Board by reviewing the Company's product, technology, geographic and marketing strategies.

The Committee met twice in 2004, to review strategic acquisition opportunities, the detailed quarterly consolidated financial statements (which are not released) and, with the Vice President Operations, the Company's production, logistics and engineering strategy.

The Compensation Committee

The Compensation Committee is comprised of Jean Burelle, Chairman, and Michel Besson, both independent directors. Its main purpose is to:

- Make recommendations concerning senior management compensation and stock option grants.
- Review the Company's general compensation policies.
- Assist the Chairman and the Board in preparing executive succession plans.
- Discuss the composition of the Board.

In 2004, the Committee met once to discuss the compensation of corporate officers for 2005 and the granting of stock options to senior executives, depending on shareholder-approved authorizations. The Committee presented its report to the Board on November 17, 2004.

The Audit Committee

Comprised of Yves Chevillotte, Chairman, Alain Aspect, Michel Besson, Olivier Pécoux and Bertrand Roy, the Audit Committee's role is to ensure that senior management has the resources to identify business, financial and legal risks facing the Company and to examine the procedures implemented to anticipate, analyze and manage these risks. Four out of five of its members are independent directors.

Meeting twice in 2004, and once in 2005 to review the 2004 consolidated financial statements, the Audit Committee reviewed:

- The interim and full-year financial statements.
- The impact of IFRS on the financial statements.
- The revision of the currency hedging strategy and the main impacts of IAS 39.
- The analysis of the organization and purpose of internal audits, and the options chosen to comply with France's Financial Security Act.
- The summary of the findings of the internal audits conducted in 2004 and the audit plan for 2005.

The BOARD of DIRECTORS

FOUNDING CHAIRMEN

René GRANDPERRET - Alternating Chairman from 1972 to 1980

Anatole TEMKINE - Alternating Chairman from 1972 to 1980

HONORARY CHAIRMEN

Bernard MAITENAZ - Chairman from 1980 to 1991

Gérard COTTET - Chairman from 1991 to 1996



Xavier Fontanet
Chairman and Chief Executive Officer
(1996-2007)

Xavier Fontanet, 56, is Chairman and Chief Executive Officer of Essilor. He began his career as Vice President of The Boston Consulting Group and was appointed Chief Executive Officer of Bénéteau in 1981. He managed food service operations for the Wagons-Lits Group from 1986 to 1991, when he joined Essilor as Chief Executive Officer. He has been Chairman and Chief Executive Officer since 1996.



Philippe Alfroid
Chief Operating Officer
(1996-2005)

Philippe Alfroid, 59, is Chief Operating Officer of Essilor. He began his career with PSDI in Boston before joining Essilor in 1972. He has held executive positions in different operational departments, including contact lenses and frames. He was appointed Vice President Financial Control in 1987 and promoted to Chief Financial Officer in 1991. He was appointed Chief Operating Officer in 1996.



Alain Aspect
Independent Director
(1997-2005)

Alain Aspect, 57, is head of research at France's National Scientific Research Center (CNRS) and a professor at the Ecole Polytechnique engineering school. Since 1993, he has managed the Atom Optics group at the Optics Institute in Orsay, France. Before then, he conducted experiments on the quantum properties of light (1974-1984) then on the laser cooling of atoms (1985-1993).



Michel Besson
Independent Director
(1997-2006)

Michel Besson, 70, was Executive Vice President of Compagnie de Saint-Gobain from 1991 until his retirement in December 1997. He joined Saint-Gobain in 1962 and was appointed head of the Paper/Wood division in 1976. In 1980, he moved to the United States where he served as Chairman of CertainTeed Corp., the Norton Company and, from 1990 to 1996, Saint-Gobain Corp.



Jean Burelle
Independent Director
(1997-2006)

Jean Burelle, 65, has been Chairman and Chief Executive Officer of Burelle SA since 2001. He began his career with L'Oréal and joined Burelle-Plastic Omnium in 1967, serving as division Director, then Director of Development and, beginning in 1981, Chairman and Chief Executive Officer. In 1987, he was appointed Chairman and Chief Executive Officer of Plastic Omnium SA and Vice Chairman and Chief Executive Officer of Burelle SA.



Yves Chevillotte
Independent Director
(2004-2007)

Yves Chevillotte, 61, was Executive Vice President of Crédit Agricole SA from 2002 until his retirement in 2004. He joined Crédit Agricole in 1969 and was appointed head of the bank's regional branches in 1985. In 1999, he joined the national office as Executive Vice President for Market Development.



Philippe Germond
Independent Director
(2001-2006)

Philippe Germond, 48, was Deputy Chief Executive Officer and a Member of the Executive Committee of Alcatel from ... until April 2005. He started his career with Hewlett Packard in France and abroad, before joining SFR, serving as Chief Executive Officer beginning in 1995 and Chairman and Chief Executive Officer beginning in 1997. He was appointed Chairman and Chief Executive Officer of Cegetel in 2000.



Igor Landau
Independent Director
(2001-2006)

Igor Landau, 60, was formerly Chairman of the Aventis Management Board and, since the merger with Sanofi in August 2004, has been a member of the Sanofi-Aventis Board of Directors. He began his career with McKinsey & Co. in Paris. In 1975, he joined Rhône-Poulenc's health care division, of which he was named President in 1980. Appointed Rhône-Poulenc Chief Executive Officer in 1992, he became a member of the Aventis Management Board in 1999 and was elected Chairman in 2002.



Louis Lesperance
Director representing employee shareholders
(2004-2007)

Louis Lesperance, 46, has been head of production for Essilor laboratories in British Columbia and Alberta since 2000. After joining Essilor Canada Ltd. in 1977, he served first as head of the surfacing plant, then of the entire Montreal production facility.



Jean-Pierre Martin
Director representing employee shareholders
(2004-2005)

Jean-Pierre Martin, 54, joined Essilor in 19... After several years in instruments production and the prototypes workshop, he was made a ... manager in 2000.



Olivier Pécoux
Independent Director
(2001-2006)

Olivier Pécoux, 46, joined Rothschild & Cie in 1991. Today, he is a Managing Partner, sharing responsibility for the Group's investment banking business in Europe. He began his career at Peat Marwick and then served as financial advisor at Schlumberger in Paris and New York. In 1986, he joined Lazard Frères in Paris and was ... Vice President of the investment bank's New York ... 1988.



Bertrand Roy
Director representing employee shareholders
Chairman of the Valoptec Association
(2001-2005)

Bertrand Roy, 49, has been head of Essilor France since 1999. After ten years with Renault, he joined Essilor in 1987 as head of planning and financial control before moving to Essilor of America as Senior Vice President Administration, in charge of finance, logistics and information systems. He was appointed Chief Executive of Transitions Optical Inc. in 1992.



the EXECUTIVE COMMITTEE

Chaired by Xavier Fontanet, the Executive Committee is made up of senior corporate and operational executives, who have either worldwide responsibility in, for example, research and development or series production, or regional responsibility for a major market, such as Europe, North America, Latin America and Asia.



Fabienne Lecorvaisier
Chief Financial Officer

Philippe Alfroid
Chief Operating Officer



Jean-Luc Schuppiser
Vice President, Research
and Development

Bertrand de Limé
Executive Vice President
Vice President, Europe

Didier Lambert
Vice President, Information Systems



Hubert Sagnières
President, Essilor of America

Carol Xueref
Vice President, Legal Affairs and Corporate Development



Thierry Robin
Vice President, Strategic Marketing

Claude Brignon
Vice President, Operations

The Executive Committee meets once a month to review the short-term performance of the Company and its businesses.

It also reviews medium and long-term forecasts and objectives and recommends appropriate action plans.



Patrick Cherrier
Vice President, Asia

Xavier Fontanet
Chairman and Chief Executive Officer



Olivier Mathieux
Vice President, Latin America

Henri Vidal
Vice President, Human Resources



A SUSTAINABLE GROWTH MODEL

Our organic growth is being spearheaded by innovation, which is sustaining our leadership of the global ophthalmic lens market.





A STRATEGIC FOCUS on GROWTH

Essilor has gradually achieved global leadership in ophthalmic optical products, thanks to a consistent, determined strategic focus on a single business-corrective lenses. Year after year, our strategic objectives remain the same: to broaden and deepen our global positions, deliver regular earnings growth and reaffirm our long-term viability to customers and shareholders.

Essilor's strategy is built on two major foundations: innovation to drive organic growth and carefully controlled international expansion to respond to the needs of eye care professionals around the world.

Innovating to Outpace the Market

Our research and development strategy is based on observing and anticipating the behavior of lens wearers. Because lens wearers are increasingly sensitive to visual comfort and technological innovation, we have enhanced the value added in our lenses by regularly increasing the R&D budget, which now represents nearly 5% of sales.

Progress has been steady over the years since the invention of the Varilux® corrective lens and the Orma® plastic lens in 1959. Strong, lightweight plastic lenses have gradually replaced glass lenses, while lens performance has improved thanks to increasingly sophisticated surface treatments resistant to scratching, smudging and reflected glare. Our growth has been led by these deep market trends, which we have largely helped to spark with our innovation strategy. This capacity for continuous renewal is why 30% of our sales are generated from products that are less than three years old.
Ophthalmic lenses still offer considerable potential for innovation. In the coming years, we expect to continue making advances, especially in the area of surface treatments and lens personalization.

At the same time, we are expanding our technological intelligence capabilities. We have always taken a keen interest in technological advances developed by ophthalmic lens manufacturers and other companies. Examples include the expertise in the manufacture of polycarbonate materials acquired from Gentex; Transitions Optical Inc., the joint partnership created with chemicals company PPG Industries to produce photochromic lenses; the alliance in Japan with Nikon, an expert in high refraction index lenses; and the acquisition of manufacturers of polarized sun lenses. At the same time, our research teams are increasingly working on processes from other industries, including microelectronics, mechanical engineering, nanotechnologies and bio-industry. One example is the partnership forged in 2004 with France's National Scientific Research Center (CNRS) and the University of Toulouse. In this way, we're developing a solid capability for integrating new technologies that improve lens performance and expand the product lineup.

Strengthening our International Presence

Essilor is enhancing its presence in regions with high growth potential. Today, nearly 90% of sales are generated outside France, our home market. In Western Europe and the United States, our already solid positions have been further strengthened with the introduction of a growing number of high valued-added lenses.

Expansion has also been stepped up in Eastern Europe, Latin America, India and other parts of Asia through solutions adapted to their sizeable, largely unmet needs for corrective lenses. Through subsidiaries or partnerships, competitive products have been developed in response to demand and average income in these markets. Examples include the partnership with South Korea's Samyung Trading Co. Ltd., which will supply China in addition to its domestic market, and the creation of a prescription laboratory network in India, the region's other very large country.

We have also strengthened distribution networks to opticians in our host regions. To serve more than 200,000 opticians around the world, we are actively integrating our production chain, from upstream plants that mass produce lenses to downstream laboratories that finish and personalize the final product. The primary objective is to be able to adapt the products and services portfolio to the specific needs of each optician, whether they are independent, member of a central purchasing organization or part of an integrated optical chain.

We are therefore strategically committed to strengthening our positions, mainly by acquiring prescription laboratories-opticians' preferred partners. Around 30 laboratories have been acquired in the past two years and this strategy will be pursued in the years ahead, with the goal of establishing, all around the world, a network of local prescription laboratories capable of delivering personalized lenses and services.

WORLDWIDE BENCHMARK BRANDS

Essilor's innovation strategy would be inconceivable without powerful brands that consistently deliver superior performance and quality. These brands symbolize our commitment to opticians and to everyone who wants to recover perfect vision.


小さいフレーム専用の遠近両用メガネレンズ。
遠近両用メガネレンズ
新世代 Varilux Ellipse
バリラックス エリプス

Advertising for the Varilux® Ellipse™ in Japan.

VARILUX®

By focusing the product development process sharply on wearer needs, Varilux® has been the leading progressive lens brand since its introduction in 1959. By 2004, more than 300 million Varilux® lenses had been sold worldwide, led by the deployment of the Varilux® Ipseo™ lens and the rollout of the latest generation Varilux® Ellipse™ and Varilux Liberty™ lenses.

The Varilux® lineup now comprises a comprehensive range of progressive lenses capable of meeting every wearer's needs.
These include "personalized" solutions provided by the Varilux® Ipseo™ lens for demanding customers looking for a unique, customized, contemporary product.
There are also "universal" products, such as the Varilux® Panamic®, Varilux® Ellipse™, Varilux Comfort® and Varilux Liberty™ lenses, which target a wider range of consumers with multifunctional solutions for daily use and deliver optimal visual comfort in all situations.
Lastly, there are "specialty" solutions, comprising the Varilux® OpenView™ and Varilux® Polarized lenses, for users who need corrective sun lenses.

Crizal®

Since its launch in 1993, the Crizal® anti-reflective, scratch-resistant, smudge-proof coating has become the benchmark for lens wearers demanding clear vision. The coating's main advantage is that it eliminates glare, making lenses perfectly transparent. In 2003 and 2004, however, the brand was strengthened with the launch and global deployment of Crizal® Alizé™, the third generation of Crizal® lenses, developed using nanotechnologies that prevent water and fingerprints from sticking, making the lenses more smudge-resistant and easier to clean. Crizal® Alizé™ represents a distinct competitive advantage in the growing market for anti-reflective coated lenses.


It's incredible what you miss
when you're always cleaning your glasses.
New Crizal eyeglass lenses by Essilor. Finally, reflection free lenses that are virtually care free.
Crizal
www.essilor.com
ESSILOR

A print advertisement for Crizal® Alizé™ in Canada.


How well your patients see in the future
depends on the lenses you recommend today.
Recommend TRANSITIONS LENSES
Protect your patients' eyes all day, every day.
PROTECT EYE HEALTH: UV radiation can cause serious diseases such as macular degeneration and cataracts. Transitions Lenses block 100% of the sun's harmful UV rays.
• OPTIMISE VISUAL QUALITY: Too much or too little light diminishes contrast. Transitions Lenses help your patients see clearly by improving visual contrast in all light conditions.
• ENHANCE VISUAL COMFORT: Glare decreases visual acuity, causing squinting and eye fatigue. Transitions Lenses effectively reduce glare, performing even better when combined with an anti-reflective coating.
Help your patients make the healthy choice for their eyes, recommend Transitions Lenses today.
Transitions
Healthy sight in every light

Advertising for Transitions® in the United States.

Transitions®

Transitions® is the brand of Transitions Optical, Inc., a joint partnership created in 1990 by Pittsburgh, Pennsylvania-based PPG Industries and Essilor International that employs over 1,000 people worldwide. Variable-tint Transitions® lenses contain photochromic pigments that darken the lens when exposed to sunlight, blocking UVA and UVB radiation, and make it clear again once the radiation declines. This photochromic effect makes the lenses very comfortable to wear and protects the eyes from harmful UV radiation. The fifth-generation Transitions® lens made of 1.67 very high-index and polycarbonate materials was launched in early 2005.


6
7


Varilux® is a registered trademark of Essilor International.

"I WILL OPEN FOR INDIA AGAIN."



Introducing
Varilux® Progressive Lenses for your spectacles. Stay young.

Presbyopia affects you as you age naturally. Especially after forty. Of course there are bifocal lenses and reading glasses to correct it, but they have a downside. Bifocals have a visible separation line, forcing an abrupt transition and proving to be an obstacle to clear vision. Reading glasses on the other hand cater just to the near vision problem. Worst of all, they both give away your age, making you look and feel old.

Fortunately there's Varilux from Essilor, France, the inventors of the progressive lens. Years of research have made for a revolutionary lens that enables sharper vision at all distances. And that too with a comfortable head posture, without an annoying dividing line. Varilux also makes you look a lot younger. And feel the same. You can now look at life, the way you once used to. Visit your optician today.


X
X
✓
READING GLASSES
BIFOCALS
VARILUX® PROGRESSIVE LENS
Best Option


VARILUX®
only from


ESSILOR

www.essilorindia.com

Essilor chose Kris Srikkanth, former captain of the cricket Indian team, to be its Varilux® ambassador in India in 2004 and 2005.



In 2000, Nikon and Essilor created Nikon-Essilor Co. Ltd., an equally-owned Japanese company that consolidates our operations in Japan (including domestic rights to the Varilux® brand) with Nikon's ophthalmic optics assets, including worldwide rights to Nikon® lenses. The partnership is dedicated to strengthening the presence of the Varilux® brand in Japan and to developing the Nikon® brand and products, especially high refraction index lenses, high-performance surface coatings and innovative designs that benefit from Nikon's expertise in precision optics.

In 2004, the joint venture introduced the Nikon Presio W, the first double-sided progressive addition lens implementing an aberration filter. The Essilor product range was also enhanced with the addition of Fusio™, a plastic lens with a very high refraction index of 1.74, co-developed by Nikon and Essilor.


Nikon
The Best Optical Quality
Thinner Lenses
Nikon

The Nikon® ad campaign in Europe.


Airwear®
Lightness and strength all in one.
Airwear® is made using the very best of Essilor's technology and gives every wearer the lightest and toughest lens.
What better way to ensure maximum satisfaction for everyone, every day, both in terms of quality of vision and comfort. Airwear® sets the standard as a lens that's ideal for the majority of people.
A lens to suit all eyes ... and lifestyles!
ESSILOR

Advertising for Airwear® in the United Kingdom.

Airwear®

The Airwear® polycarbonate lens represents an important innovation in optics. Twelve times more resistant and twice as light as conventional plastic products, these unbreakable lenses are used for NASA astronaut and fighter pilot helmet visors. They offer all the benefits that wearers expect from their lenses, including comfort, style, impact-resistance, UV protection, durability and visual acuity.

Introduction of the Xelios™ Sun Lens Brand

The Sun Lens Division was created in 2003 in a commitment to enhancing our presence in the sun lens segment.

In 2004, the Xelios™ umbrella brand was introduced for our entire range of corrective sun lenses, including polarized lenses (Physiotints®, Varilux® OpenView™) for wraparound frames and Silver Shadow flash mirror tinted lenses.


POLARIZED LENSES TO YOUR PRESCRIPTION
Only beauty will dazzle you.
Xelios See. Safe in the Sun
ESSILOR

A poster for Xelios™ in the United Kingdom: a new generation of polarized lenses.

IMPROVED EARNINGS

5.8% Average Organic Growth over the Past Ten Years

Organic sales growth amounted to 5.8% in 2004, while companies acquired in 2003 and 2004 added 4.6%, contributing €96.5 million in sales. Excluding a 3.6% negative currency effect, sales rose 10.4% for the year. A 3.7% increase in unit sales also drove further market share gains.



4.6%
4.6%
3.3%
7.9%
(1)%
7.8%
6.8%
10.4%
Reported growth
Growth at constant exchange rates
2001
2002
2003
2004
2,070
2,138
2,116
2,260
(in € millions)

Growth in consolidated sales

All regions contributed to sales growth, especially Asia.

In North America, Canada and the United States both reported very good results. As demand for ophthalmic lenses continued to recover, Essilor gained new market share, led by new products and strong business development initiatives.

Europe felt the effects of the collapse of the German market following the January 1, 2004 phase-out of national healthcare system reimbursements for ophthalmic lenses. Excluding Germany, like-for-like sales increased by 7.6% in Europe, driven by excellent results in France, the United Kingdom and the countries of Eastern and Southern Europe.

The Asia-Pacific region reported the fastest growth, notably in Japan, where Nikon-Essilor increased its market share, and in emerging markets like China and India, where we significantly strengthened our positions. Lastly, in Latin America, sales improved in Brazil, Argentina and the region's other markets.



7.8% Asia-Pacific
17.9%
Latin America 2.4%
14.5%
Europe 49.5%
2.1%
40.2% North America
7.7%

Sales by region
(like-for-like growth)



8
9

Operating Margin at an All-Time High

Operating margin widened by 0.7 points to 17.9%, thanks to:

- A solid gross margin of 60.3%, despite the impact of recently acquired companies.
- Disciplined control over operating costs.
- An increase in profitability in every region, especially the United States.
- An improvement in results from Transitions Optical Inc.



15%
15.9%
17.2%
17.9%
2001
2002
2003
2004

Operating margin

12.9% Increase in Earnings Per Share

Net income before minority interests rose to €227.8 million representing 10.1% of sales versus 9.5% in 2003. Net income came to €227.1 million, an increase of 13.4%.

The steady growth in earnings per share reflects the Company's improving profitability and measures to limit the increase in the number of shares outstanding.

Return on equity widened to 17%, compared with 16.6% in 2003.



11%
1.43
27%
1.82
8.8%
1.98
12.9%
2.24
2001
2002
2003
2004
Growth (in %)
EPS (in €)

Earnings per share (in €)

Selective Capital Expenditure

Nearly 5% of sales were allocated to research and development and 6.9% to capital expenditure. Capital outlays were primarily concerned with projects to increase production capacity to keep pace with demand, notably for lenses made of 1.67 index material, and to increase anti-reflective coating capacity in prescription laboratories.



86
120
98
140
104
140
107
155
2001
2002
2003
2004
(in € millions)
R&D spending
Capital expenditure (net of disposals)

A Stronger Financial Situation

Improved margins, our solid performance and stable working capital helped reduce net debt by €131.3 million, resulting in a net cash position of €34 million at December 31, 2004, equivalent to 3% of shareholders' equity. Thanks to disciplined management of working capital, return on assets* has increased in each of the past five years despite sustained capital expenditure.



16.9%
21.2%
24.1%
26.8%
2001
2002
2003
2004

Return on assets*



** EBIT to net assets*

A SOCIAL and ENVIRONMENTAL COMMITMENT

Sustainable development is an integral part of our strategic vision and is intrinsically linked to our business performance. At Essilor, sustainable development has been seamlessly integrated into a commitment to improving the Company's long-term performance and to reporting results, fully and transparently.



20
21

The scope of sustainable development reporting was expanded in 2004.

Under France's corporate governance act (loi NRE), the social and environmental data disclosed in the annual report primarily concern companies incorporated in France (i.e. the parent company). Aware of the need for more extensive data, we decided to gradually extend the reporting base beyond the legally defined minimum core to include virtually all of our consolidated units. This process was initiated in 2003, when Essilor's first sustainable development report was published. As a benchmark, we selected the Global Reporting Initiative (GRI) indicators that were deemed most meaningful for our business. In 2004, the reporting system for these non-financial indicators was integrated into the information system, using the same application as for financial reporting.

Environmental Responsibility

Pursuing the ISO 14001 and OHSAS 18001 certification processes.

Although our business has only a limited impact on the environment, we've long been voluntarily involved in accurately gauging the effects, however slight, of our operations, based on the ISO 14000 standard. Building on this underlying principle, 15 of our upstream production facilities are implementing ISO-14001 environmental management systems and OHSAS-18001 health and workplace safety management systems.

Plants certified (total)	2003	2004	2005(e)	2006(e)
ISO 14001	8	13	15	
OHSAS 18001	5	7		15

(e) estimates.

Responsibility to Employees

Sharing and enhancing skills as we expand across the planet.

Essilor is a highly diversified company, with more than 25,800 employees around the world and certain processes, such as production and R&D, are already entirely globalized. To facilitate the cross-border management of all our skills and expertise, a new human resources organization was introduced in 2002, while international seminars are regularly organized to support change and promote cross-fertilization. One example was the second "Worldwide Rx Benchmarking Meeting" held in 2004 outside Toronto for more than 70 prescription laboratory employees from Asia, North America, Latin America and Europe.

In addition, the practice of assigning multicultural teams to manage projects is now in wide use across the organization. For more than seven years, new product development has involved cross-functional teams, led by the New Product Projects Unit in the Research and Development Department.

Promoting employee share ownership: an Essilor cornerstone.

A significant number of Essilor employees are responsible shareholders, who are independently represented and led by the Valoptec Association, a French non-profit association. Our largest shareholder, Valoptec is comprised of 2,569 employees from around the world, who at year-end 2004 held a combined total of more than 15% of voting rights.

More than 6,000 of the group's employees own Essilor shares through one of a number of other corporate savings plans.

Successfully supporting employees of the recently closed Park Street plant.

In a global enterprise like Essilor, new businesses are constantly being created, while older ones are being phased out. The closing of the Park Street plant in St. Petersburg, Florida was both an economic necessity and part of a commitment to rationalizing and improving the organization. The closure process was spread over three years and managed with a great deal of professionalism and understanding by our US teams, with all 500 concerned employees benefiting from outplacement services.

Corporate Social Responsibility

Demonstrating the correlation between vision and development.

Essilor's products and services for eyecare professionals are in themselves an expression of sustainable development values. Ophthalmic lenses facilitate access to education, understanding and culture. As a result, integrating the concept of sustainable development into our corporate strategy means realizing that good eyesight is important to the development of a society and its people, that the deployment of vision-testing resources needn't be costly or complicated, and that a pair of glasses is the easiest, most efficient and cost effective way to improve vision. That's why we support the development of eyecare specialist networks in all our host countries, including those with the greatest potential for long-term growth.


UNESCO
United Nations
Educational, Scientific and
Cultural Organization

In 2004, Essilor and UNESCO joined forces to organize the first international forum in observance of World Sight Day.

Entitled "Vision and Development: Changing our View," the forum explored the inter-relationship between vision and development, taking both terms in the broadest sense, with the goal of raising awareness of the link among UNESCO delegates. The forum brought together social and healthcare professionals and representatives from civil society as well as artists from a number of countries to discuss how sight influences learning and socializing and how educating our visual perception impacts the way we relate to the world.


Helen Keller
INTERNATIONAL

The alliance with UNESCO was in line with our other results-oriented partnerships. In 2004, for example, **Helen Keller International presented Essilor with the Spirit of Helen Keller award, in recognition of our support for child blindness prevention programs in Mali.** Founded in 1915, Helen Keller International (HKI) is one of the oldest non-profit organizations involved in the area of preventable blindness. Essilor also supports HKI's Childsight® programs in the United States and Mexico. In addition, Essilor do Brasil, Helen Keller International and The Lions Club have created the Varilux® Vision Institute, an eyecare consumer information and education center.

Sustainable Development Indicators

Environmental Indicators

The expanded 2004 scope of reporting covers the parent company (also included in 2003), 15 production facilities (13 in 2003) and 13 prescription laboratories (none in 2003). The percentage that the scope covers is calculated by dividing the number of employees working on the sites reporting data by the total number of employees. **On this basis, the 2004 scope of reporting was 49%.**

GRI ENVIRONMENTAL INDICATOR	SELECTED INDICATOR	2003	2004 comparable scope	2004 expanded scope
EN 1 Total raw materials use other than water, by type. *Note: data rounded up to the nearest hundred. Concerns only production sites.*	Total raw materials use other than water, by type. > Standard raw materials > Other raw materials	4,300 T 4,700 T	4,500 T 5,400 T	4,500 T 5,400 T
EN 3 Direct energy use segmented by primary source.	Direct energy use segmented by primary source > Electricity > Gas > Liquid fuel	250.3 GWh 35.9 GWh 3.1 GWh	229.6 GWh 33.5 GWh 2.5 GWh	268 GWh 33.9 GWh 2.9 GWh
EN 5 Total water use.	Total water use	1,727,820 cu.m	1,929,492 cu.m	2,167,399 cu.m
EN 7 Description of the major impacts on biodiversity associated with activities and/or products and services in terrestrial, fresh-water and marine environments.	Description of the major impacts of activities on biodiversity.	No reported impact. As part of the ISO 14001 certification process, measures have been taken to prevent and avoid any harm to the biological balance, natural environment and protected animal and plant species, wherever environmental studies indicate the existence of even a minor risk.		
EN 11 Total amount of waste by type and destination.	> Total quantity of solid waste > Number of sites that sort waste	6,571 T 89%	6,308 T 92%	7,947 T 89%
EN 13 Significant spills of chemicals, oils and fuels in terms of total number and total volume.	> Significant spills of chemicals, oils and fuels > Sites equipped with retention equipment	0 74%	0 79%	0 76%
EN 14 Significant environmental impacts of principle products and services.	Products that have a significant impact on the environment	Using materials and technological processes that break with the industry's traditional methods, Airwear® lenses are made with optimized formula thermoplastics that are recyclable. Their refraction index makes it possible to produce a thinner, lighter lens that nonetheless offers outstanding impact resistance. Airwear® lenses pave the way for used lens recovery and recycling systems each time new lenses are delivered by eyecare professionals.		

Social Indicators

The expanded 2004 scope of reporting covers the parent company (also included in 2003), 15 production facilities (13 in 2003) and 13 prescription laboratories (none in 2003), Essilor of America and Essilor Canada (not included in 2003).The percentage that the scope covers is calculated by dividing the number of employees working on the sites reporting data by the total number of employees. **On this basis, the 2004 scope of reporting was 71%.**

GRI SOCIAL INDICATORS	SELECTED INDICATOR	2003	2004 comparable scope	2004 expanded scope
LA 1 Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/part time), and by employment contract (indefinite or permanent/fixed term or temporary) (...)	**Breakdown of workforce** > Women > Men > Total	 5,357 (57%) 3,932 (43%) 9,289	 5,474 (57%) 4,153 (43%) 9,627	 10,210 (56%) 8,092 (44%) 18,302
LA 3 Percentage of employees represented by independent trade union organizations or other bona fide employee representatives broken down geographically OR percentage of employees covered by collective bargaining agreements broken down by region/country.	Employee representation	Employees are represented by a variety of organizations: In Brazil, the Union of Glass, Crystal, Mirrors, Ceramic Wares and Porcelain Industry Workers in Manaus. In China, the Trade Union Committee. In India, Karmika Sangha. In Ireland, the Services, Industrial, Professional, and Technical Union. In the Philippines, the Confederation of Filipino Workers. On these and other sites, various Employee, Activity, Welfare, Safety, Communication and Factory Committees.		
LA 7 Standard injury, lost day, and absentee rates and number of work-related fatalities (including subcontracted workers).	**Industrial accidents** > Lost-time accidents > Accidents without lost time > Days lost > Absentee rate	 207 37 3,543 4.7%	 123 122 2,758 4.2%	 198 374 4,634 4.1%
LA 9 Average hours of training per year per employee by category of employee. * Excluding Essilor of America and Essilor Canada.	**Training** > Number of hours for operators* > Number of hours for managers*			 178,868 66,813
HR 4 Description of global policy and procedures/programs preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	Description of policy prohibiting all forms of illegal discrimination in the company.	Essilor and its subsidiaries respect the fundamental conventions of the International Labour Organization regarding discrimination, freedom of association, child labor and forced labor. Compliance with these conventions is ensured by global coordination of human resources at the Executive Committee level, supported by correspondents in the regions or businesses, as well as by the gradual deployment of a sustainable development reporting system covering these indicators.		
HR 5 Description of freedom of association policy and extent to which this policy is universally applied independent of local laws, as well as description of procedures/programs to address this issue.	Description of policy regarding freedom of association.			
HR 6 Description of policy excluding child labor as defined by ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring.	Description of policy prohibiting child labor.			
HR 7 Description of policy to prevent forced and compulsory labor and extent to which this policy is visibly stated and applied, as well as description of procedures/programs to address this issue, including monitoring systems and results of monitoring See ILO Convention 29, Article 2	Description of policy designed to prohibit forced labor.			

FAVORABLE MARKET TRENDS

Glasses are the principle means of correcting vision for three out of four wearers worldwide. The market for ophthalmic lenses is estimated at 800-850 million units a year, of which 90% are replacement products. Following a flat 2003, in 2004 the market moved back in line with its long-term trend of 1.5-2% annual growth in volume. For lens manufacturers, this represents total sales of €7-9 billion a year.

Percentage of the population with corrective eyewear


With an average 65% of the world's population in need of optical correction, many regions are still under-equipped
19%
18%
39%
63%
Latin America
Asia-Pacific
Europe
North America

Potential Growth in Volume

Growth reservoirs: Eastern Europe, Latin America and Asia.
Of a global population of more than six billion people, an estimated four billion, or 65%, need corrective lenses, although only 1.5 billion (24%) wear glasses. This percentage varies from one region to another. People in North America, Japan, Australia and Western Europe are generally well equipped, but a high proportion of the population in Eastern Europe, Latin America and Asia are still in need of correction. These countries represent a major source of growth for Essilor in the years ahead.

People over 45 represent a growing percentage of the population.
Today, 23% of the world's population is over 45, but by 2025, that figure is expected to increase to 31% of a total population of eight billion. Nearly everyone over 45 develops presbyopia, a physiological condition caused by the natural aging of the eye, which is corrected mainly by wearing progressive lenses.

The worldwide market for corrective lenses

	Single vision lenses	Bifocal lenses	Progressive lenses
Worldwide market share	75%	13%	12%
Description	Identical correction regardless of vision distance	Two separate correction areas for near and distance vision	Clear, accurate vision at all distances
Correction	Ametropia (hyperopia, myopia and astigmatism)	Presbyopia	Presbyopia

Much Faster Growth in Value-Added Lenses

While the market as a whole is expanding by roughly 3-4% a year in euro terms, the high value-added segment in which Essilor is positioned is experiencing much faster growth. These products, which include progressive, antireflective, polycarbonate and high-index lenses, are intended mainly for developed markets but also for a number of emerging countries whose economic development is driving the rapid replacement of early generations of lenses.


Standard lenses
Replacement products
Materials
Design
Coatings
Glass lenses
Plastic lenses
Low and medium-index plastic lenses
High and very high-index and polycarbonate plastic lenses
Bifocal lenses
Progressive lenses
Standard progressive lenses
Personalized progressive lenses
Untreated plastic lenses
Plastic lenses with scratch-resistant coatings
Plastic lenses with scratch-resistant coatings
Plastic lenses with scratch-resistant, anti-reflective, UV protection, anti-smudge and photochromic coatings, etc.

Materials: rising demand for plastic lenses.
Year after year, glass lenses are giving way to plastic lenses. Similarly, low and medium index lenses (LI-MI) are gradually being replaced by lenses made of more resistant polycarbonate and high and very high-index materials (HI) that allow for thinner lenses.

Design: progressives are replacing bifocals.
More comfortable and efficient, progressive lenses are gradually replacing bifocals and trifocals for the correction of presbyopia. The segment is expanding rapidly, albeit with regional differences. Progressives already account for more than 95% of multi-focal lens sales in Japan, although still only 49% in the United States and less than 30% in the Asia-Pacific region as a whole.

Coatings: growing popularity.
Special coatings are being applied to more and more lenses, mainly to enhance anti-reflective properties and smudge resistance. While only a third of all lenses sold today have anti-reflective coatings, Japan leads the way with 98%. Sales of anti-reflectives are expanding quickly around the world, especially in the United States, where the market still enjoys significant growth potential.


Anti-reflective lens as a % of total lens sales volume
2000
2003
Market share gain
4
13%
7
19%
4
48%
3
98%
Latin America
United States
Western Europe
Japan

Sun lenses: a promising market.
Customer demand for fashionable eyewear that also provides a high level of protection is driving annual growth of nearly 12% in the corrective sun lens segment.

Lens sales by material (in volume)


Western Europe, United States and Japan
1%
1%
44%
54%
17%
15%
57%
11%
1985
1990
1995
2000
2003
Glass
LI
Polycarbonate
MHI


China and India
2%
98%
19%
16%
65%
1993
1998
2003
Glass
LI
MHI



Essilor has built an integrated production chain, from plant to prescription laboratory, in a commitment to delivering competitive quality around the world.

CHALLENGES for the FUTURE

INNOVATING to ADD VALUE

Innovation is the foundation of our organic growth and a key priority in our commitment to outperforming the market. Organic growth has averaged more than 5% a year over the past ten years. In 2004, nearly 5% of sales were allocated to research and development, the highest rate in the ophthalmic lens industry.

Major technological innovations have emerged from our research laboratories.
Every year, important improvements have been made to corrective lenses, transforming them into high-tech products. Essilor has played a significant role in all these improvements and, indeed, has been the initiator of most of the innovations that have reshaped the industry over the past half-century:

1959 : The first Varilux® progressive lens and the Orma® 1000 plastic lens.

1976 : The first Varilux® plastic lens.

1991 : The first Transitions® photochromic lens.

1992 : The Crizal® anti-reflective, scratch and smudge-resistant lens coating.

1998 : The Varilux® Airwear® polycarbonate lens.

2003 : The Varilux® Ipseo™, the first progressive lens adapted to each wearer's unique head and eye movements.

2003 : The Crizal® Alizé™ coating, a major innovation developed through nanotechnologies.

In addition to optical performance, R&D programs also focus on comfort, appearance and protection, building on the limitless combinations of the three core lens components-materials, design and coatings.


MATERIALS
Thinness
Lightness
Transparency
Resistance
COATINGS
Anti-reflective
Anti-UV
Scratch-resistant
Tinted
Smudge-resistant
Polarized
Photochromic
DESIGN
Visual Acuity

This sustained focus on innovation was apparent again in 2004, when new products made a major contribution to sales growth. Developed using digitally controlled surfacing techniques, the innovative **Varilux® Ipseo™**, was rolled out in a large number of markets in Europe, Asia and Canada, helping to strengthen our technological edge in the promising segment of progressive lenses adapted to a wearer's physiological behavior. At the 10th Silmo trade show in Paris, eye care professionals chose the Varilux® Ipseo™ over 55 other entries as the most innovative product of the past ten years. It is being introduced in the United States in 2005.


YOUR VISION IS UNIQUE. SO ARE THE VARILUX® IPSEO® PROGRESSIVE LENSES.
For the first time, thanks to the VisionPrint System*, your eyes and head movements are recorded and integrated point by point in the conception of your lenses. Tailor made, your Varilux Ipseo lenses are thus unique. Your lenses adapt to you, and not the opposite.
VARILUX

Varilux® Ipseo™ ad campaign in the United States.

Currently marketed in Europe, North America and Australia, the **Crizal® Alizé™** has proven highly popular with opticians and consumers alike. Its outstanding smudge-resistance responds to a powerful customer demand that is often hard to meet because of the difficulty in cleaning anti-reflective lenses. The new product's performance and benefits have expanded the anti-reflective lens market in a number of countries, driving new market share gains. It is being launched in Argentina and Asia in 2005.

2004 also saw a sharp improvement in the productivity of the new product development process.

Each generation of lens can be produced in a number of versions, depending on materials, optical surfaces and treatments. In this way, 40 new products were rolled out in 2004, compared with 30 in 2003 and 22 in 2002.

Among the year's most important launches was the **Varilux® Ellipse™**, progressive lens for small frames. The latest fashion trend, small frames are attracting more and more presbyopes and account for roughly 7% of the global progressive lens market. With Varilux® Ellipse™, our R&D teams have developed a progressive lens that delivers the widest field of vision and the shortest fitting distance (14 millimeters) on the market today.

Developed in partnership with Nikon, the plastic Fusio® lens features the market's highest refraction index (1.74), enabling a corrective lens that is thinner and flatter. Introduced in Europe in 2004, the Fusio® will be deployed in other markets in 2005.

R&D teams have been reinforced around the world.

A new research center was inaugurated in Singapore in June, underscoring our commitment to strengthening positions in Asia and actively tracking regional technological developments in order to respond more effectively to local needs. An R&D laboratory was also opened in Toulouse in partnership with France's National Scientific Research Center (CNRS) and the University of Toulouse to develop new technologies.

The future: increasingly personalized lenses.

More than anything else, our research and development commitment is shaped by a focus on understanding wearer behavior. Over the past 20 years, a unique database has been compiled containing comprehensive physiological data acquired by observing and analyzing such behavior, enabling R&D teams to demonstrate the fundamental importance of each wearer's unique eye/head coefficient for optimal correction. This knowledge should make it possible to identify other relevant parameters so that we can produce increasingly personalized lenses and continue to expand the product lineup.

NEW PRODUCTS ARE DRIVING GROWTH

- **50%** of sales are generated by products less than five years old and 30% by innovations less than three years old.
- **4** R&D centers in France, the United States, Singapore, and in Japan for Nikon-Essilor.
- **500** employees.
- More than **100** new patents in 2003 and 2004.
- A portfolio of **2,300** patented or patent pending products in 2004.

ENHANCING INTEGRATION of the PRODUCTION CHAIN

Manufacturing and delivering lenses worldwide, with consistent quality, on-time performance and the required volumes represents a major strategic challenge for Essilor. In 2004, our 17 plants, 183 prescription laboratories and 12 logistics centers produced and delivered 180 million lenses to 200,000 opticians, within 24 hours for standard lenses and in less than four days for more complicated prescriptions. It's easy to understand that integrating the entire production chain has become a major challenge in our commitment to supporting and shortening the new product launch cycle.

Pursuing our integration strategy.
The Essilor business model is based on an integrated production chain, from upstream plants that make finished and semi-finished lens to downstream prescription laboratories that personalize lenses to specific wearer needs.

Controlling the entire chain as well as optician distribution networks provides critical competitive advantage, by enabling us to get new products to the optician faster and more effectively, supported by services adapted to each type of customer. That's why we've made a large number of downstream acquisitions, especially in the United States since 1996, to develop the same dense network of local prescription laboratories as we have in Europe.

PURSUING THE DOWNSTREAM ACQUISITION STRATEGY IN 2004

- **Europe:** LTL, a distributor of finished lenses, and Delamare-Sovra, a manufacturer of surfacing consumables.
- **United States:** Six prescription laboratories, 21st Century Optics, Tri Supreme, Select Optical, Opal-Lite, Dunlaw Optical Laboratories Inc. and Spectrum Optical Inc.
- **Canada:** Two prescription laboratories, Tech Cite, acquired by Nikon-Essilor, and Optic Lison.
- **Australia:** A prescription laboratory, City Optical.
- **India:** A prescription laboratory, Vijay Vision Private Ltd.

An integrated production chain, from upstream plants to downstream prescription laboratories and distribution centers



17
PLANTS
Finished single vision lenses (myopia, hyperopia, astigmatism)
Semi-finished lenses (presbyopia and astigmatism)
Mass production of finished and semi-finished lenses
180 million lenses in 2004
12 DISTRIBUTION CENTERS
183 PRESCRIPTION LABORATORIES
Reception of finished and semi-finished lenses
Shipment to distribution subsidiaries and prescription laboratories
Customized lens surfacing and finishing
196,000 lenses a day in 2004
CUSTOMER OUTLETS
More than 200,000 sales outlets worldwide, including independent opticians and optometrists, central purchasing agencies, cooperatives and integrated optical chains

Upgrading worldwide plant production capacity.
For many years, we've been adapting production capacity and manufacturing facilities to respond to a changing marketplace and support new product deployment. The major trends we anticipated remained operative in 2004, with sales of plastic lenses continuing to rise and, in particular, polycarbonate and high-index lenses taking market share from low-index lenses. To meet demand, plant output was increased by more than 5%, led by developments and enhancements in polycarbonate and 1.67 high-index production that improved both quality and productivity. Capital projects focused on increasing polycarbonate lens production in Thailand, developing 1.67 high-index lenses, whose production got under way in Ireland, and boosting capacity for anti-reflective lenses.

These changes also prompted an adjustment in the manufacturing organization to integrate critical new product development technologies. Even as new production capacity was being brought on stream, the Park Street plant in St. Petersburg, Florida, which was built in 1972 to provide a production base in the United States, was closed in 2004.

300 000 000 VARILUX LENSES SOLD WORLDWIDE !

EXPERIENCE SHAPES TOMORROW'S SUCCESSES.



Varilux®, the ultimate reference for presbyopes :



Inventor of the progressive addition lenses
45 years of expertise



300 000 000 Varilux lenses sold worldwide
20 new wearers every minute



Industry standard-setting technology
5% of the total turnover invested in R&D



Varilux keeps progressing. You will too.

VARILUX®



Varilux is a registred trademark of Essilor International

A trade press advertisement in the United Kingdom.

By 2004, more than 300 million Varilux® lenses had been sold worldwide.

Strengthening plant and laboratory engineering capabilities worldwide to shorten time-to-market.

Around the world, our laboratories are focused on providing opticians, as quickly as possible, with high quality lenses that fully comply with wearer prescriptions. They are constantly enhancing their ability to leverage the new technologies needed to expand our product catalogue, which included more than 240,000 items in 2004. This year, for example, the Varilux® Ipseo™ digital surfacing technology has been introduced in three laboratories in Europe and Japan, and the Crizal® Alizé™ technology was deployed in an additional thirty-one laboratories in Europe, the United States and Brazil. At the same time, the market is becoming increasingly segmented, since demand varies greatly from one country or customer to another.

To further improve the organization, **the engineering department was reinforced** so that it can more effectively function as a conduit from R&D to the plants and laboratories that share the same technologies. Its main mission is to design technical equipment to enable these facilities to increase product personalization while remaining price and time competitive. The new organization will foster greater innovation and improve efficiency by shortening time-to-market. It will be supported by regional technical platforms that will integrate customer needs and develop appropriate technological solutions. Interconnecting laboratories – a practice already established in Europe – will be increased to enable customer orders to be allocated more efficiently.

To support these changes, engineering teams were redeployed and reinforced with internal transfers from R&D units as well as by outside hiring. This process will continue in 2005.



Each stage of production is subject to quality controls.

Readjusting the five-year logistics plan to improve responsiveness and eye care professionals service reliability.

The Essilor production model is supported by two integrated supply chains. Upstream, the production supply chain focuses on reducing inventory and the cost of products delivered to finishing laboratories. Downstream, the distribution supply chain manages the flow of customized products, which it agilely adjusts to eye care professionals' day-to-day needs. This logistics organization enables us to sell the equivalent of 800 pairs of glasses a minute worldwide.

Customer satisfaction is a priority in the supply chain process, which has to ensure that each customer receives the product, with the right service, at the right time. In recent years, inventory flows and management have been increasingly optimized, in particular by regularly allocating 4% of sales to information system upgrades.

To continuously adjust to the growing number of products and inter-regional deliveries, a Company-wide action plan was introduced in 2004 to redefine the respective roles of plants and laboratories. In this way, we can rationalize and streamline product flows, thereby enhancing upstream and downstream supply chain performance for years to come.

DESIGNING SEAMLESS PRODUCTS and SERVICES

While the traditional value proposition of delivering the right product to the right place at the right time will always be the top priority, it is no longer sufficient in itself. In a market that is steadily moving toward ever-more personalized products, it is essential to help ECP's secure their growth with an increasingly diversified range of support services. To meet this ambitious challenge, Essilor is constantly broadening and tailoring the product and services portfolio to respond to each customer's specific needs.



The Essilor Kappa CT, the latest in our line of automatic tracer/blockers. Gold medal at the 2004 Silmo trade show in Paris.

Developing and adapting the product line to each type of customer.

The first service that eye care professionals expect from a global industry leader is an extensive product portfolio capable of providing the best possible response to every visual correction need. With more than 240,000 products available in an infinite variety of personalized versions, Essilor offers the market's broadest, deepest range of visual correction solutions. We're also present and competitive in every type of market and in every segment, serving independent opticians, central purchasing agencies and integrated chains.

The product segmentation strategy was pursued in 2004, with a growing number of increasingly sophisticated, very high value-added lenses sold in such markets as the United States, Western Europe, Japan and Australia. A prime example of this process was the Varilux® Ipseo™ lens, which was deployed worldwide in 2004.

At the same time, thanks to our multi-network strategy, we're developing a competitive portfolio of products for emerging economies, which are still price-driven, and gradually shifting these markets to value-added products by actively supporting the development of a local optical industry.

SUPPORTING THE DEVELOPMENT OF THE OPTICAL PRODUCTS MARKET

In all its markets, Essilor is helping to develop the entire ophthalmic optics chain by supporting visual acuity screening campaigns. The Instruments Division designs screening systems for all age groups, which are used worldwide wherever vision is tested, such as in schools, occupational health centers, military facilities and driving schools. In the United States, where eyes are also tested by state departments of motor vehicles, our Stereo Optical subsidiary supplies most states with vision testers.


Essilor
lentes especiais para crianças
Point-of-sale promotions for the Essilor Junior line in Portugal.

Supporting ECP's in expanding their business.
We are constantly adapting to the changing needs of our customers, with a wide array of services that enable them to differentiate their business on more than products alone.

Large optical chains now represent a significant portion of the global market, albeit with major differences from one country to the next. They are all positioned differently and want to offer their customers just the right product. That's why we're continuing to forge partnerships with leading optical companies, offering them dedicated product ranges, the possibility of outsourcing all or part of their production of complex technology products to Essilor prescription laboratories, or management services for part of their supply chain.

With independent opticians, as well, we have a long tradition of developing and refining our marketing strategy. Because they're locally based, independents need to listen carefully to customer expectations, provide one-on-one service and high value-added products, and ensure regular after-sales follow-up. So while they primarily ask us to supply ophthalmic lenses, they also expect a multitude of services, such as new product displays and sales support materials, web-based software to efficiently manage order placement and tracking, up-to-date market information and training programs.

Fostering a service culture across the organization.
Over the years, Essilor has evolved into a service-centered organization by focusing clearly on customer concerns. Every time we develop a new product, marketing teams devise sales support tools to present and explain the innovation to eye care professionals.

This services portfolio was considerably enhanced in 2004. For example, by leveraging the development of order support software, an EDI (Electronic Data Interchange) solution was introduced enabling opticians to place orders and track their production, using the VisionWeb portal in the United States and the Mars and Opsys sites in Europe. In five years, VisionWeb has gone from the quasi-experimental phase to generating more than 16% of all orders placed with Essilor laboratories in the United States. In Europe, 25% of 2004 orders were placed via EDI systems.

ECP's also have to regularly upgrade their workshop processes as increasingly innovative new lenses push back the technological envelope. That's why the Instruments Division reinvests a substantial portion of sales to design and develop systems that are easier to use despite the growing complexity of lens edging and mounting. In May 2004, we presented the Kappa CT, the latest in our line of automatic tracer/blockers, equipped with a sophisticated video analysis system. The new device won a gold medal at the 2004 Silmo trade show in Paris last October.

Lastly, to help ECP's hone their professional skills, Essilor conducts training programs, either locally or at the Varilux® University. In 2004, the second version of the Varilux® University website was brought online. Available in five languages, it provides information about the University and upcoming training sessions. Since its founding in March 1998, more than 3,000 opticians, ophthalmologists, optometrists and optics store employees representing 30 nationalities have taken part in the University's training courses. Varilux® University is the first international training center for continuing education dedicated to presbyopia.



FINANCIAL and INVESTOR Information

In a market trending towards greater lens personalization, Essilor is developing a seamless range of products and services for eye care professionals.



Information about Issued Capital

Shares issued, cancelled and bought back in 2004

- New shares issued on exercise of stock options: 987,533
- New shares issued to the Essilor Group 5 and 7-year corporate mutual funds: 382,842
- Treasury stock canceled: 800,000
- Shares bought back: 986,277
- Treasury stock at December 31, 2004: 1,382,788 shares

Ownership structure (as of December 31, 2004)



Treasury stock
1.3%
Employees
8.5%
Private shareholders
11.1%
Resident institutional investors
25.2%
Non-resident institutional investors
53.9%

Essilor Securities

Essilor has issued two types of securities, shares of common stock and bonds convertible into or exchangeable for new or existing shares of common stock (Oceane).

Share Data

Par value: €0.35
Number of fully paid shares of common stock outstanding at December 31, 2004: 103,310,483
Listing: Euronext Paris
Eligible for the SRD deferred settlement system
Codes and symbols: ISIN: FR 0000121667, Reuters: ESSI.PA, Bloomberg: EF.FP
Essilor shares are included in the following main stock market indices: ASPI, FTSE4GOOD and CAC 40 (since January 3, 2005)

2005 Investor Calendar

First-half sales: July 21
First-half results (first IFRS accounts): September 8
Third-quarter sales: October 20

Investor Information

www.essilor.com - Shareholders/Investors section
Investor Relations
Phone: + 33 (0) 1 49 77 42 16- E-mail: invest@essilor.com



Share Performance

In €	2004	2003	2002	2001
High	57.75	42.50	45.57	35.80
Low	39.20	30.85	31.20	25.00
Closing (on December 31)	57.65	41.00	39.25	33.95
Shares outstanding at December 31	103,310,483	102,740,108	102,683,613	101,075,891
Market capitalization at December 31 (in € millions)	5,932	4,188	3,975	3,417

Dividend

In €	2004	2003	2002	2001
Net dividend per share	0.76[1]	0.56	0.50	0.41
Payout rate	34%	28.4%	28%	29%

(1) Subject to approval at the Annual Shareholders' Meeting on May 13, 2005.

Share Performance 2001-2004 : +66%



60
50
40
30
20
10
Essilor: 66%
CAC 40 index*: (35.5)%
Jan. 2001
Jan. 2002
Jan. 2003
Jan. 2004
Jan. 2005

14,45% – Total Shareholder Return[1], January 2001 to December 2004

[1] *Annualized return taking into account growth in the share price and dividends (excluding tax credit), which are assumed to be reinvested on the money market at 3%.*

* *Index based on adjusted Essilor share price.*

Consolidated Results

(€ thousands)	2004	2003	2002
SALES	2,260,376	2,116,419	2,138,269
Cost of sales	(897,600)	(834,175)	(861,757)
Other operating expenses	(958,832)	(917,391)	(935,930)
OPERATING INCOME	403,944	364,853	340,582
NET INTEREST EXPENSE	(34,132)	(33,518)	(36,670)
NON-OPERATING EXPENSE, NET	(6,347)	(14,961)	(26,183)
PRE-TAX INCOME AFTER NON-OPERATING ITEMS	363,465	316,374	277,729
Corporate income tax	101,691	90,319	78,289
NET INCOME FROM CONSOLIDATED COMPANIES	261,774	226,055	199,440
Net income/(loss) of companies accounted for by the equity method	(8,117)	(2,880)	6,637
Amortization of goodwill	25,884	22,517	23,670
Minority interests	666	327	54
NET INCOME	227,107	200,331	182,353
Earnings per share (€)	2.24	1.98	1.82
Weighted average number of common shares *(thousands)*	101,483	101,099	100,141
Diluted earnings per share (€)	2.15	1.95	1.81
Diluted weighted average number of common shares *(thousands)*	108,180	104,331	100,667

Cost of Sales – Operating Expenses

Gross margin – corresponding to sales less cost of sales – dipped to 60.3% of sales from 60.6% in 2003. The overall product mix improved in 2004, but the effect was cancelled by the inclusion of newly-acquired companies whose product mix and margins generally fall short of the Company average. At the same time, however, acquisitions fuelled a 0.9-point improvement in the operating expense ratio (operating expenses expressed as a percentage of sales), because of their leaner structure and resulting lower overheads.

Operating Income and Operating Margin

2004 increase in operating income	Reported	Like-for-like	Acquisitions	Currency
In € millions	39.1	49.2	7.1	(17.2)
In %	10.7%	13.5%	1.9%	(4.7)%

Operating income increased 10.7% to €403.9 million, while operating margin rose 0.7 points to 17.9%.

Net Interest Expense

Net interest expense rose 1.8% to €34.1 million. Interest charges net of investment income declined but cash discounts awarded to customers increased, as a result of higher sales, and write-downs of investments in non-consolidated companies were also up compared with 2003.

Non-Operating Expenses

Non-operating expenses amounted to €6.3 million versus €14.9 million. Costs for 2004 mainly concerned the closure of the Park Street plant in the United States (€1.5 million) and measures to assist employees affected by the closure of the Mouy plant in France (€4.1 million).

Pre-Tax Income after Non-Operating Items

Pre-tax income after non-operating items came to €363.5 million, an increase of 14.9%.

Corporate Income Tax

The effective tax rate paid by the Company stood at 28% versus 28.5% in 2003. The decrease was attributable to the improved performance of several subsidiaries, enabling deferred tax assets to be recognized for their tax loss carryforwards.

Net Income of Companies Accounted for by the Equity Method

The main companies accounted for by the equity method are 44.95%-owned VisionWeb and 15.13%-owned Bacou-Dalloz.
In 2004, this item represented a negative €8.1 million, compared with a negative 2.9 million the previous year, reflecting exceptional losses incurred by Bacou-Dalloz.

Amortization of Goodwill

Amortization of goodwill increased to €25.9 million from €22.5 million, reflecting the large number of acquisitions made in 2003 and 2004.

Sales by business

€ millions	2004[2]	2003[2]	2002[1]
Corrective lenses and lens-related products	2,133.4	1,984.9	2,010.0
Instruments and other products	127	131.5	128.3
Total	2,260.4	2,116.4	2,138.3

[1] 2002 figures have been adjusted based on the presentation adopted in 2003 and 2004.

[2] Including a significant negative currency effect in both years.

Sales by region

€ millions	2004	2003	Change	Like-fo-like change
Europe	1,120.0	1,048.0	6.9%	2.1%
North America	909.4	869.2	4.6%	7.7%
Asia-Pacific	176.8	149.7	18.1%	17.9%
Latin America	54.1	49.5	9.5%	14.5%

Sales Performance by Geographic Market

Europe

In 2004, the Company once again showed that it was capable of creating its own momentum. In a market that contracted in volume due to the sharp fall in German demand, Essilor reported sales up 2.1% in value (7.6% excluding Germany), attesting to its ability to move forward even in a difficult environment. This performance was attributable to the multi-network distribution strategy, with Essilor, BBGR, Novisia (Nikon products) and now LTL, which was acquired during the year. Last year's performance also reflects the positive impact of new products, including Crizal® Alizé™ anti-reflective lenses, Varilux® Ellipse™ lenses and specific products for optical chains proposed by BBGR.

Sales increased significantly in the Company's domestic market, **France**, fueling market share gains in both volume and value. The Essilor network enjoyed a surge in sales of progressive lenses, leveraging the significant interest shown by ECP's and customers in the latest innovations. The popularity of Crizal® Alizé™ was instrumental in raising the overall market share of anti-reflective lenses. The marketing momentum achieved by several distributors who are significant market players also helped to drive growth in sales by the Essilor network. BBGR also reported sharply higher sales and market share gains, thanks to its increased strategic focus on tailoring its offer to the specific needs of each customer.

The **German market** contracted by 30% following the abolition of reimbursements of ophthalmic lenses in January 2004. The decline in Essilor sales was more limited and swift action to adapt the cost structure to the new market conditions ensured that local operations remained in profit. The Company's resilient performance was attributable to sales of new products and high-index lenses, as well as to BBGR's stronger market position following its acquisition of Rupp und Hubrach in 2003. Having grown its market share and kept its structures intact in a challenging environment, Essilor is now poised to reap the full benefits of a market recovery.



In the **United Kingdom**, Essilor, BBGR and Nikon all significantly improved their product mix. Growth was driven by polycarbonate and anti-reflective lenses, with Dollond & Aitchison, BBGR's partner optical chain, performing particularly well in these segments.

In **Eastern Europe,** sales continued to grow by more than 15% per year, with the shift in demand away from glass lenses, towards organics, playing to Essilor's strengths. 2004 also saw a sharp rise in deliveries of progressive lenses, which still account for only a small portion of the market. In **Russia** too, Essilor increased its market share thanks to the efforts of its distributors.

North America

Like-for-like sales in North America stood at a high 7.7%, reflecting further market share gains.

In the **United States**, the market downturn observed in 2003 proved to be short-lived, with 2004 seeing a return to growth, in terms of both volume and value. The recovery benefited all market players, led by independent eye care professionals. In this favorable environment, Essilor extended its market leadership across all distribution channels, by leveraging its new products and innovative marketing strategies.
Lens sales to optical chains increased, with sales of high value-added lenses boosted by the growing popularity of anti-reflectives. The offer was enriched in a number of areas, including lens edging and mounting, and an entirely new logistics service was introduced for certain chains, including direct deliveries from the Company's plants in Asia.
Essilor also strengthened its position in the independent optician and optometrist markets, with a highly innovative product offer comprising Crizal® Alizé™, Varilux® Ellipse™ and Varilux Liberty™, which were all launched in 2004. These three products were enthusiastically welcomed by eye care professionals and rapidly acquired significant market shares. Crizal® Alizé™ is already the biggest-selling anti-reflective lens and has been a powerful engine for growth in this market in the United States, where more than one-in-five lenses sold in 2004 had an anti-reflective coating. Essilor leveraged this success by continuing to deploy its proprietary anti-reflective technologies, not only in its own laboratories but also with independent laboratories under partnership agreements.

VisionWeb, the Internet platform set up to serve the entire optical industry continued to deepen its presence. A growing number of prescription lenses are ordered on line by opticians and optometrists, prescription laboratories and optical chains, who appreciate the efficiency of a system that eliminates errors and enables optometrists to track the entire process from manufacture to finishing. During the year, VisionWeb also continued to extend its service capability in the area of insurance claim and reimbursement management for opticians and optometrists.

In **Canada**, where the market picked up after two years in the doldrums, Essilor's sales rose 7.2% like-for-like. New products acted as significant growth drivers. The service offer for eye care professionals was extended, including with the introduction of deliveries to major chains from dedicated plants. The virtual prescription lens laboratory, allowing opticians and optometrists to order an exclusive range of products on line for delivery within 24 to 48 hours, enjoyed growing success.

Asia-Pacific

Asia-Pacific was Essilor's fastest-growing geographic market, with like-for-like sales up 17.9%. 2004 was an excellent year throughout the region, characterized by more than 20% growth in many countries and market share gains. Sales were higher in all countries, without exception, and the adverse effects of the SARS epidemic on 2003 performance were more than offset, with fourth quarter sales considerably above those for the year-earlier period which were boosted by the post-SARS catch-up.

Essilor is represented in **Japan** by Nikon-Essilor, which is jointly owned on a 50/50 basis by the two companies. After several difficult years, the market revived in 2004, especially in the second half. Nikon-Essilor significantly outperformed the market, increasing its penetration rate. The Nikon brand premium products are very popular among opticians, helping to drive growth in sales to optical chains. Presio W, a new progressive lens produced using digital surfacing technology, was launched during the year and sales of 1.74 high-index lenses continued to grow.

Outside Japan, Nikon-Essilor's two subsidiaries in Canada and the United Kingdom had an excellent year, helping to further increase the jointly-owned subsidiary's total contribution to Essilor's earnings.

In **China**, the rapid shift in demand away from glass lenses towards organics fueled a sharp increase in sales. A major optician training program boosted sales by the Essilor network of high value-added lenses such as polycarbonates, prescription lenses and Varilux® progressive lenses. Korea-based Chemiglas, owned by Essilor Korea, also reported significantly higher sales in China, particularly in volume, leading the company to double capacity at its Chinese high-index lens plant. These results confirm the value of Essilor's multi-channel strategy in China. 2004 was also a very good year in **Korea.**

In **India**, the creation of a network of Varilux® consultants and the existence of well-trained ECP's led to a sharp rise in sales by the local marketing subsidiary powered by the rapid take-off of progressive lenses. Essilor also benefited from the shift in demand towards plastic lenses, although glass lenses continue to dominate the market, and from significant sales of prescription lenses. During the year, the Company launched its first press and billboard advertising campaign directed at the general public.

In the rest of Asia, sales increased very significantly in **Hong Kong, Indonesia** and the **Philippines**.

Australia and **New Zealand** repeated the good performances achieved in previous years, helped by robust sales of anti-reflective and variable-tint lenses.

Latin America

After several difficult years and the 2000-2001 currency devaluations, the Latin American economy recovered some of its vigor. Essilor expanded rapidly across almost the entire region, and the Varilux® range increased its market share. In all, the Company's sales in the region increased 14.5% like-for-like.

In **Brazil**, sales grew at a satisfactory rate in volume and, above all, in value. Progressive lens sales rose sharply, led by Varilux®, leading to significant market share gains. Anti-reflectives also performed well, thanks mainly to the success of Crizal®.

Sales also increased in **Mexico**, driven by progressive and polycarbonate lenses. A reorganization plan was implemented, to match structures to the size of the business. The market offers good growth potential, with high-value added products still accounting for only a small proportion of total sales.

Argentina, is recovering quickly from the 2002 economic crisis. Plastic lens sales are growing as glass lenses fall out of favor, and progressive lenses are steadily increasing their market share, enhancing the product mix.

Sales were encouraging in the other countries of the region, such as **Colombia, Peru, Venezuela, Ecuador, Guatemala** and the **Caribbean,** where Essilor is present through distributors. The sales force was strengthened and marketing efforts were focused on progressive lenses, leading to a healthy increase in sales.

Instruments

Essilor is also the world leader in lens edging instruments for ECP's and prescription laboratories, and in vision screening instruments for schools and other institutions responsible for performing medical check-ups. In 2004, Essilor Instruments' sales contracted by 6.9%, due in part to the fall in the US dollar and the crisis in the German market which affected the lens edging market as much as the lens market. Excluding Germany, sales in Europe were up slightly compared with 2003. In the United States, lens edging instrument sales declined in relation to a very high basis of comparison in 2003, when an exceptionally large delivery was made to an optical chain. Essilor Instruments recorded outstanding performances in China and the rest of Asia, in Latin America and in Canada.

Facilities at December 31, 2004

	Europe	North America	Latin America	Asia-Pacific	Total
Plants*	6	4	1	6	17
Prescription laboratories	32	116	3	32	183
Logistics centers	2	2	2	6	12
R&D centers	1	1		2	4

** - Including the Mouy facility in France closed on February 28, 2005.*

- Not including the two plants in China and South Korea held by Essilor Korea, a 50/50 joint venture set up between Essilor and Samyung Trading Co. Ltd..

- Excluding the production units of BNL in France and Specialty Lens Corp in the United States, which were both acquired in 2003.

Breakdown of Employees at December 31, 2004


North America
34.1%
Europe
39.3%
Latin America/
Asia Pacific/Africa
26.6%

As of December 31, 2004, Essilor had a total of 25,886 employees worldwide, including the 2,845 employees of Transitions Optical Inc., Nikon-Essilor Co. Ltd. and Essilor Korea. The average number of employees for the year 2004 was 24,045 persons.

Consolidated Balance Sheet

ASSETS

(€ thousands)	2004	2003	2002
Intangible assets	109,828	115,787	124,667
Goodwill	310,085	307,934	292,008
Property, plant and equipment	543,132	512,978	526,626
FIXED ASSETS, NET	963,045	936,699	943,301
Investments in companies accounted for by the equity method	57,457	69,175	94,616
Other long-term financial investments	44,894	43,398	50,176
OTHER NON-CURRENT ASSETS	102,351	112,573	144,792
Inventories and work in progress	319,125	309,569	325,239
Advance payments to suppliers	8,315	7,035	8,250
Operating receivables	438,427	441,250	395,735
Deferred tax assets	47,496	40,404	43,515
Other receivables	10,163	18,863	26,830
Treasury stock	449		
Capital subscribed, called, unpaid			
Marketable securities	572,654	516,622	189,483
Cash	107,281	94,999	62,978
Prepayments and other assets	14,798	15,868	13,955
CURRENT ASSETS	1,518,708	1,444,610	1,065,985
Deferred charges	31	1,322	3,712
TOTAL ASSETS	2,584,135	2,495,204	2,157,790
Commitments received	588	3,293	2,980



LIABILITIES

(€ thousands)	2004	2003	2002
Capital stock	36,159	35,959	35,939
Additional paid-in capital	212,449	194,091	189,674
Reserves	1,154,741	1,016,072	892,486
Treasury stock	(63,695)	(47,459)	(45,212)
Cumulative translation adjustment	(231,512)	(192,700)	(42,817)
Net income	227,107	200,331	182,353
SHAREHOLDERS' EQUITY	1,335,249	1,206,294	1,212,423
Minority interests	3,850	2,989	1,728
Minority interests in income	666	326	54
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	1,339,765	1,209,609	1,214,205
Provisions for pensions and other post-retirement benefits	71,179	57,476	53,386
Provisions for contingencies and charges	32,716	37,248	40,166
TOTAL PROVISIONS	103,895	94,724	93,552
Borrowings	646,051	709,034	415,551
Advances and deposits received from customers	7,257	10,172	3,523
Operating liabilities	423,312	422,672	397,044
Miscellaneous liabilities	58,979	44,500	31,247
Deferred income	4,876	4,493	2,668
TOTAL LIABILITIES	1,140,475	1,190,871	850,033
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,584,135	2,495,204	2,157,790
Commitments given	141,444	150,310	123,339

Inventories and Working Capital

Inventories rose 3.1% to €319.1 million at December 31, 2004 from €309.6 million at end-2003. On a like-for-like basis, the increase was 3.5%, representing less than the growth in sales.

Capital Expenditure and Financial Investments

€ millions	**2004**	**2003**	**2002**
Capital expenditure net of the proceeds from asset sales	154.9	139.9	140
Depreciation and amortization (excluding amortization of goodwill)	118.4	122.8	127.4
Financial investments	115.4	150.2	37.2
Cash flow	385.0	354.0	335.4

Capital expenditure net of the proceeds from asset sales amounted to €155 million in 2004, representing 6.9% of sales. Financial investments totaled €115.4 million. Of the total, €69.7 million was spent on acquisitions and €45.7 million mainly on share buybacks.

Debt


€ millions
383.4
48
(131.3)
154.9
(31.6)
61.9
114
Operating cash flow
Proceeds from employee share issue
Reduction in net debt
Capital expenditure net of the proceeds from asset sales
Change in working capital, currency effect and provisions
Dividends
Financial investments net of the proceeds from disposals *

**In all, the proceeds from disposals of property, plant and equipment and investments totaled €5.6 million in 2004.*

Transition to IFRS

In accordance with European regulation 1606/2002 dated July 19, 2002, Essilor will prepare its consolidated financial statements for the year ending December 31, 2005 in accordance with the International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and related interpretations applicable at that date that have been endorsed by the European Union.

The 2005 IFRS consolidated financial statements will include comparative 2004 data prepared in accordance with the same standards, except for IAS 32 and IAS 39, which will be adopted by the Company effective from January 1, 2005.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, preliminary information has been prepared on the main effects of the transition to IFRS on:

- The opening IFRS balance sheet at the transition date (January 1, 2004), which will include in equity the effects of the changes of method arising from the transition to IFRS (except for the effects of applying IAS 32 and IAS 39 which will be recognized in equity in the opening balance sheet at January 1, 2005).
- The Company's consolidated financial position at December 31, 2004 and its results of operations for 2004.

The main effects of the conversion to IFRS on the opening balance sheet at January 1, 2004 and the 2004 income statement, as determined based on current standards and interpretations, are described in Section 5.1.7 of the Reference Document.

The actual effects may differ from the estimates presented at this stage, if any new standards or interpretations are published between now and December 31, 2005.

Five-Year Financial Summary

In € millions	**2004**	**2003**	**2002**	**2001**	**2000**
RESULTS					
Sales	2,260	2,116	2,138	2,070	1.978
Gross margin[1]	60.3%	60.6%	59.7%	56.7%	(*)
Operating income	404	365	341	311	274
Operating margin	17.9%	17.2%	15.9%	15%	13.9%
Non-operating expense, net	6.3	15	26.2	29	9.5
Net income before amortization of goodwill	253	223	206	166	164
Net income	227	200	182	143	135
Net margin	10.1%	9.5%	8.5%	6.9%	6.8%
CASH FLOWS					
Cash flow	385	354	335	286	273
Capital expenditure	160	150	145	127	182
Financial investments	115	150	37	57	335
Dividends paid[2][5]	62	59	46	41	36
Increase (decrease) in net debt	(131)	(66)	(158)	(145)	302
BALANCE SHEET					
Shareholders' equity	1,335	1,206	1,212	1,207	1,047
Net non-current assets	1,065	1,049	1,088	1,199	1,204
Inventories and work in progress	319	310	325	348	351
Borrowings	646	709	415	417	578
Net debt	(34)	97	163	321	466
RATIOS (as a %)					
Return on assets (ROA)	26.8	24.1	21.2	16.9	15.7
Return on equity (ROE)	17	16.6	15	11.8	12.9
Debt-to-equity	(3)	8	13	27	44
PER-SHARE DATA (in €)					
Net assets[3]	13.14	11.92	11.99	12.08	10.66
Net earnings[3]	2.24	1.98	1.82	1.43	1.29
Diluted restated net earnings[3]	2.15	1.95	1.81	1.43	1.29
Dividend (before tax credit)[3]	0.76	0.56	0.50	0.41	0.39
OTHER					
Employees	25,886	23,607	23,269	22,309	22,186
Shares outstanding at year-end[3][4]	103,310,483	102,740,108	102,683,613	101,075,891	106,677,800



** Not calculated before 2001.*
[1] Sales less cost of sales.
[2] Dividends paid for the previous year.
[3] Restated for the 10-for-1 stock split in 2001.
[4] Including shares held in treasury.
[5] Including précompte dividend equalization tax in the years 2000-2003. Abolished in 2004.


2004
ANNUAL REPORT
essilor

Concept-Design: TERRE DE SIENNE
English adaptation: ICC (Paris)
Photos: Essilor photo library, Nikon-Essilor photo library, Transitions Optical Inc. photo library,
Nicolas Richez, Laurent Monlaü/Rapho.

Produced by Essilor International Investor Relations Department
Phone: +33 (0) 1 49 77 42 16
Fax: +33 (0) 1 49 77 43 24
E-mail: invest@essilor.com
www.essilor.com

The English language version of this Annual Report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris
94220 Charenton-le-Pont
France

Phone: + 33 (0) 1 49 77 42 24 - Fax: + 33 (0) 1 49 77 44 20

www.essilor.com

A French corporation with fully paid-up capital of €36,158,669.05
Registered under the number 712 049 618 in Créteil, France.


SEC MAIL PROCESSING SECTION
RECEIVED
JUN 20 2005
WASH. D.C.
199







2004
REFERENCE DOCUMENT


essilor

Checklist of Information Provided in Compliance with *Autorité des Marchés Financiers* Regulations

N/A: Not Applicable



AUTORITÉ
DES MARCHÉS FINANCIERS
AMF

The French version of this Reference Document was filed with the *Autorité des Marchés Financiers* on April 19, 2005, in accordance with articles 211-1 to 211-42 of the General Regulations of the *Autorité des Marchés Financiers*. It may not be used in connection with a financial transaction unless it is accompanied by an information memorandum approved by the *Autorité des Marchés Financiers*.

CONTENTS

Unless otherwise indicated, information in this report concerning market shares and positions is based on volumes sold. All references to Essilor's market share or market position are based on internal estimates, which may have been made using data from external market surveys.
Varilux®, Airwear®, Crizal®, Stylis®, Fusio™ and Xelios™ are registered trademarks of Essilor International.
Transitions® is a registered trademark of Transitions Optical Inc.
Nikon® is a registered trademark of Nikon Corporation.

The English language version of this Reference Document is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is an accurate representation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation.

SECTION I

Persons Responsible for the Reference Document and the Audit of the Accounts

1.1. NAME AND FUNCTION OF THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Xavier Fontanet, Chairman and Chief Executive Officer

1.2. STATEMENT BY THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

To the best of my knowledge, the information about Essilor contained in the Reference Document is correct and includes all the information required by investors to form an opinion on the assets, business, financial position, results and outlook of the group. No information has been omitted that would be likely to alter an investor's opinion.

Charenton, April 19, 2005
Xavier Fontanet



1.3. AUDITORS

1.3.1. Statutory Auditors

- **PricewaterhouseCoopers Audit**
Tour AIG - 34, place des Corolles
92908 PARIS LA DÉFENSE 2 CEDEX

First appointed: June 14, 1983 (Befec, Mulquin et associés, merged with Price Waterhouse and renamed Befec-Pricewaterhouse in 1995, and subsequently merged with Coopers & Lybrand to become PricewaterhouseCoopers Audit in 2002).

Re-appointed on May 3, 2001 for six years.

- **Cabinet Dauge & Associés**
22, avenue de la Grande Armée
75017 PARIS

Appointed on May 3, 2001 for six years.

1.3.2. Statement by the Auditors

This is a free translation into English of the Statutory Auditors' statement issued in the French language and is provided solely for the convenience of English speaking readers. This statement should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Essilor International and as required by Article 211-5-2 of the General Regulations issued by the *Autorité des Marchés Financiers,* we have examined in accordance with French professional standards the information about the financial position and the historical accounts included in the *Document de référence.*
The *Document de référence* is the responsibility of the Chairman of the Board of Directors. Our responsibility is to express an opinion on the fairness of the information about the financial position and the accounts contained therein.
Our procedures, which were performed in accordance with the professional standards applicable in France, consisted in assessing the fairness of the information about the financial position and the accounts and verifying that this information agrees with the audited financial statements, reading the other information contained in the *Document de référence* in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit. The *Document de référence* does not contain any forward-looking information determined according to a structured process.

We audited the financial statements of the Company and the group for the year ended December 31, 2002, as approved by the Board of Directors. Our reports on these financial statements were free of qualifications or observations.
We also audited financial statements of the Company and the group for the year ended December 31, 2003, as approved by the Board of Directors. Our reports on these financial statements were free of qualifications, but included the following observations:

- Our report on the financial statements of the Company included an observation concerning a change of method related to employee benefits, described in note 1.10 to the financial statements.
- Our report on the consolidated financial statements included an observation concerning a change in the presentation of the income statement, described in note 1.1 to the consolidated financial statements.

We audited the financial statements of the Company and the group for the year ended December 31, 2004, as approved by the Board of Directors. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these financial statements were free of qualifications or observations.
Based on the procedures described above, we have nothing to report with respect to the fairness of the information about the financial position and the accounts contained in the *Document de référence.*

Paris, April 19, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	Cabinet Dauge et Associés
Jacques Denizeau	Gérard Dauge

The *Document de référence* also includes:

- The Auditors' reports on the financial statements of the Company and the group for the year ended December 31, 2004 (see pages 106 and 78), which include a justification of their assessments as required by Article L.225-235 of the Commercial Code.

- The Auditors' report prepared in accordance with Article L.225-235 (final paragraph) of the Commercial Code on the Chairman's report on the internal control procedures used for the preparation and processing of accounting and financial information (see page 126).

1.4. INFORMATION POLICY

1.4.1. Person responsible for information

Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
Phone: 33 (0)1 49 77 42 16 - Fax: 33 (0)1 49 77 43 24
invest@essilor.com

1.4.2. Investor information

Investors are kept regularly informed of the group's performance and news through a variety of publications, including the Annual Report and the Reference Document filed with the *Autorité des Marchés Financiers*, financial announcements in the press when widespread publication of reliable information is considered appropriate, and press releases distributed to news media that track the group's performance.

All of these documents are available on request and may be downloaded from the website at www.essilor.com.

1.4.3. 2005 financial calendar

1st quarter 2005 sales:	April 21[1]
Annual Shareholders' Meeting:	May 13 – 10:30 a.m.
1st half 2005 sales:	July 21[1]
1st half 2005 results:	September 8[1]
3rd quarter 2005 sales:	October 20[1]

(1) All announcements are made before start of trading on the Euronext Paris SA market.

SECTION II

Information Concerning the Transaction

Not applicable

General Information about the Company and its Capital

3.1. GENERAL INFORMATION ABOUT THE COMPANY

3.1.1. Company name and headquarters

The Company name is Essilor International (Compagnie Générale d'Optique) (hereinafter referred to as "Essilor International").
Headquarters: 147, rue de Paris - 94220 Charenton-le-Pont, France.

3.1.2. Legal form

Essilor International is a French joint stock company *(société anonyme)* with a Board of Directors.

3.1.3. Governing law

Essilor International is governed by French law, including the Commercial Code *(Code de commerce, livre II)* and Decree no.67-236 of March 23, 1967.

3.1.4. Date of incorporation and term

Essilor International was incorporated on October 6, 1971 for a 99-year term expiring on October 6, 2070.

3.1.5. Corporate purpose (Article 2 of the Bylaws)

Essilor International's corporate purpose, in any and all countries, is to:

- Design, manufacture, purchase, sell and trade in any and all eyewear and optical products, including to manufacture, purchase and sell frames, sunglasses, protective glasses and other protective equipment, and eyeglass and contact lenses.
- Design and/or manufacture, purchase, sell and/or market any and all ophthalmic optical instruments and materials as well as any and all material and equipment for the screening, detection, diagnosis, measurement or correction of physiological disabilities, for professional or private use.
- Design and/or develop, purchase and/or sell computer software, programs and related services.
- Conduct research, clinical trials, tests, training, technical assistance and engineering services in relation to the above activities.
- Provide any and all services and assistance related to the above activities, including consulting, accounting, audit, logistics and cash management services.

More generally, the Company may perform any financial, commercial or industrial transactions or any transactions involving either real estate or securities directly or indirectly related to the above-mentioned purposes or any similar or related purposes, or that would facilitate their extension or development or make them more profitable. It may perform such transactions for itself, on behalf of third parties or through any and all forms of participation, including creating new companies, acquiring shares in existing companies, forming partnerships, merging companies, advancing funds, purchasing or selling securities and voting rights, selling or leasing out of all or part of its real estate, securities or related rights, or otherwise.

3.1.6. Registration number and APE business identifier Code

Essilor International is registered with the Créteil Trade and Companies Registry under no. 712 049 618.
The APE business identifier Codes are 334 A (Essilor International) and 741 J (Headquarters).

3.1.7. Consultation of legal documents

Legal documents concerning the Company are available for consultation at the Company's headquarters.

3.1.8. Accounting period

The Company's tax year runs from January 1 to December 31.

3.1.9. Appropriation of income (Article 28 of the Bylaws)

At least 5% of net income for the year, less any losses carried forward from prior years, must be credited to the legal reserve, until such time as the legal reserve represents one-tenth of the Company's capital stock. In the case of any increase in capital, similar credits must be made until the legal reserve represents one-tenth of the new capital.

Income available for appropriation corresponds to net income for the year, less any losses carried forward from prior years and any amounts credited to the legal reserve, plus any income carried forward from prior years.

This amount may be appropriated as follows:

- All or part of income available for appropriation may be carried forward as retained earnings or appropriated to any extraordinary, special-purpose or other reserves.
- The amount remaining, if any, is used to pay a non-cumulative first dividend on common shares, equal to 6% of the paid-up par value of the shares.

Any balance remaining after the above appropriations and distribution is shared among all the shareholders.
The Annual Shareholders' Meeting may offer shareholders the option of reinvesting all or part of the dividend in new shares, subject to compliance with applicable laws and regulations.

The Annual Shareholders' Meeting may also decide to distribute funds deducted from distributable reserves. In this case, the related resolution should specify the reserve account from which the funds are to be deducted.

3.1.10. General Shareholders' Meetings

3.1.10.1. Notice of meetings

General Shareholders' Meetings are called and conduct business in accordance with applicable laws and regulations. All holders of common shares are entitled to participate in General Shareholders' Meetings, however many shares they own, provided such shares have been paid up to the extent called.

3.1.10.2. Participation in meetings

To participate in a General Shareholders' Meeting in person or by proxy:

- Holders of registered shares must be listed as the shareholder of record in the Company's share register.
- Holders of bearer shares must obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account up to the date of the Meeting. The certificate must be filed at the address specified in the notice of Meeting.

These formalities must be completed at least two days prior to the date of the Meeting.

Shareholders may only give a proxy to their spouse or to another shareholder. Each shareholder present or represented at the Meeting has a number of votes equal to the number of shares represented, directly or by proxy, without limit.

Shareholders who have lodged postal or proxy votes with the Company having filed a certificate from their bank or broker stating that their shares have been placed in a blocked account may however sell or transfer all or some of the shares to which said vote or proxy relates, provided the shareholder gives the Company's registrar the necessary information at the latest by the day before the Meeting in order to ensure that the vote or proxy concerned is cancelled or the number of shares and votes recorded in the shareholder's name is adjusted.

3.1.10.3. Voting rights

As from June 22, 1974, double voting rights were attributed to all fully paid-up shares registered in the name of the same holder for at least two years.

The holding period was raised to five years at the Extraordinary Shareholders' Meeting of June 11, 1983 and reduced to two years at the Extraordinary Shareholders' Meeting of March 3, 1997.

In the case of a bonus share issue paid up by capitalizing reserves, income or additional paid-in capital, the registered bonus shares allotted in respect of shares carrying double voting rights will also carry double voting rights.

If the Company is merged, double voting rights will be exercisable at Shareholders' Meetings of the surviving company, provided that its bylaws include double voting right provisions.

If any registered shares are converted to bearer shares or transferred to another shareholder, the double voting right on those shares will be forfeited. However, double voting rights will not be forfeited if registered shares are transferred by way of succession, or the liquidation of the marital estate, or a gift between spouses or to a relative in the direct line of succession, and the change of ownership will not be taken into account in determining the two-year minimum holding period referred to above.

In accordance with the law, double voting rights may not be abolished by an Extraordinary Shareholders' Meeting unless this decision is first approved by a special meeting of holders of shares with double voting rights.

3.1.10.4. Disclosure thresholds

In addition to the disclosures required by law, the Company's bylaws state that any acquisition of 1.5% of the voting rights or any increase in an interest to 1.5% of the voting rights must be disclosed to the Company within fifteen days, by registered letter sent to the Company's registered office with return receipt requested. The same formalities are required when a shareholder acquires or raises an interest to 3.5% of voting rights.

Disclosure is also required, within the same maximum period, of any reduction in the percentage of voting rights held to below either of the above thresholds.

3.1.10.5. Shareholder identification

Fully paid-up shares may be held in either registered or bearer form, at the shareholder's discretion.

The Company may, at any time, subject to compliance with applicable laws and regulations, request information from the clearing organization about the identity of holders of shares and securities convertible, redeemable, exchangeable or otherwise exercisable for shares carrying rights to vote at General Shareholders' Meetings, as well as details of the number of securities held.

3.1.10.6. Sales of shares (Article 11 of the Bylaws)

Shares are freely negotiable and are indivisible vis a vis the Company.

3.1.10.7. Voting restrictions

The Company's bylaws do not contain any restrictions on the exercise of voting rights.

3.1.10.8. Paying agent

Euro Emetteur Finance

3.2. GENERAL INFORMATION ABOUT THE COMPANY'S CAPITAL STOCK

3.2.1. Capital increases

The Company's bylaws do not contain any restrictions over and above the applicable legal provisions in relation to capital increases.

3.2.2. Capital stock

Amount of capital stock

At December 31, 2004, the Company's capital stock amounted to €36,158,669.05 represented by 103,310,483 fully paid-up shares of common stock each with a par value of €0.35.

Taking into account (i) the double voting rights on shares registered in the name of the same holder for two years and (ii) the impact of treasury shares which are stripped of voting rights, the total number of voting rights attached to the Company's shares at December 31, 2004 amounted to 110,251,805.

Share buyback programs

Subject to the limits and conditions set down by law, the Board of Directors is authorized to acquire Essilor International shares on the market. Buyback programs are carried out by the Company in order to cancel shares to offset the dilutive impact of stock options granted to management and employees of the Company. The shares may be purchased, sold or transferred and paid for by any appropriate method, on an organized or over-the-counter market (including through straight purchases, or the use of financial instruments or derivatives or the implementation of options strategies). The entire share buyback program may be carried out through a single block purchase.

In the ninth resolution of the Annual Shareholders' Meeting on May 14, 2004, the shareholders renewed for an eighteen-month period the authorization granted to the Board of Directors in the eleventh resolution of the Annual Shareholders' Meeting of May 16, 2003 to buy back Essilor International shares representing up to 10% of the Company's capital stock on the date of purchase, in accordance with the laws applicable at the buyback date. The shares may not be bought back at a price in excess of €70 per share and may not be resold at a price of less than €30 per share, adjusted if necessary to take into account the effects of any corporate actions. At its meeting on May 14, 2004, the Board decided to use this authorization to launch a share buyback program; the program was described in an information memorandum approved by the *Autorité des Marchés Financiers* on July 8, 2004 under number 04-661.

During 2004, the Board of Directors used the authorizations granted by the Annual Shareholders' Meetings of May 16, 2003 and May 14, 2004, to buy back 986,277 Essilor shares between January 1 and December 31, 2004, at an average net price of €49 per share. No Essilor International shares were sold by the Company during the year.

The shares were purchased for subsequent cancellation in order to offset the dilutive impact of stock options and were financed through available cash.

At the Annual Shareholders' Meeting to be held on May 13, 2005, the Board of Directors will invite shareholders to renew this authorization to buy back the Company's shares for a further period of eighteen months.

On November 18, 2004, the Company entered into a liquidity contract with Rothschild & Cie Banque, which complies with the Code of ethics issued by the AFEI (French Association of Investment Firms) approved on April 10, 2001 by the *Commission des Opérations de Bourse*, the predecessor of the *Autorité des Marchés Financiers*. Transactions carried out under this contract comply with the principles set out in COB regulation 90-04 as amended by COB regulations 98-02 and 2000-06, and do not prevent the proper functioning of the market or mislead any market players or stakeholders. 10,000 shares were held under this contract at December 31, 2004.

Share cancellations and capital reductions

At the Extraordinary Shareholders' Meeting of May 16, 2003, the shareholders authorized the Board of Directors to reduce capital stock by canceling all or some of the shares held by the Company, provided the aggregate number of shares canceled in any given twenty-four month period does not exceed 10% of the issued capital. At its July 7, 2004 meeting, the Board of Directors decided to use this authorization to cancel 800,000 shares – the same number as in 2003. The cancellation of these shares led to a €280,000 capital reduction.

Essilor International shares held by the Company (see para. 4.1.3.3. below)

3.2.3. Authorized, unissued capital

At the Extraordinary Shareholders' Meeting of May 3, 2001, the Board of Directors was authorized to issue shares to employees participating in a stock ownership plan. Under the terms of the five-year authorization, the total number of new shares offered to employees may not exceed 3% of issued capital as of the date of issue.

The Extraordinary Shareholders' Meeting of May 16, 2003 gave the Board of Directors the following authorizations:

- To grant, on one or several occasions, to employees or officers of the Company or of related companies within the meaning of article L.225-180 of the Commercial Code, options to purchase new common stock of the Company, to be issued for this purpose.
  Under the terms of this three-year authorization, the total number of new shares to be purchased on exercise of these options may not exceed 3% of issued capital as of the date of grant.
- To issue shares and share equivalents, with pre-emptive subscription rights, for a maximum of:
  - €15 million for share issues,
  - €600 million or the equivalent in foreign currency for debt *securities (total issued amount).*

- To issue shares and share equivalents, without pre-emptive subscription rights but with a priority subscription period for issues carried out in France, with the same limits as above.
- To issue bonus shares paid up by capitalizing reserves, for a maximum of €80 million.

Each of the three authorizations was given for a period of 26 months.

Shareholders will be invited to renew all of these authorizations at the Extraordinary Shareholders' Meeting to be held on May 13, 2005.

3.2.4. Securities not carrying the right to a stake in equity

Not applicable

3.2.5. Potential shares

The exercise of all **stock options** exercisable for new shares that were outstanding at December 31, 2004 would result in the issuance of 2,819,826 new shares.

Conversion into new shares of all the bonds which are convertible into or exchangeable for new or existing shares of common stock (Oceane), that were outstanding at December 31, 2004 would result in the issuance of 6,039,754 new shares. However, when the bonds are presented for conversion, Essilor has the option of exchanging all or some of them for existing shares of common stock, instead of converting them into new shares.

Under the third authorization described above, granted by the Extraordinary Shareholders' Meeting of May 16, 2003, the Board of Directors decided on June 11, 2003 to issue 5,252,359 convertible or exchangeable bonds at a price based on a Essilor International reference share price of €36.0216, without pre-emptive subscription rights but with a priority subscription period for issues carried out in France. After exercise of the 15% greenshoe option, a total of 6,040,212 convertible or exchangeable bonds were issued, each with a nominal value of €51.15, for a total nominal amount of €308,956,843.80 representing a 42% premium to the reference Essilor International share price on the date the final terms were set. The bonds will be redeemed in full on July 2, 2010 (or the next business day) at a price of €53.54 each, representing around a 4.7% premium to par. The bonds are convertible into or exchangeable for shares – at Essilor's discretion – on the basis of one Essilor International share of common stock per bond. There were 6,039,754 bonds outstanding at December 31, 2004.

Current shareholder authorizations to issue shares and share equivalents (art. 225-100 paragraph 4 of the Commercial Code)

Date	Type of authorization	Duration	Expiry date	Utilization in 2004
Shareholders' Meeting of May 3, 2001				
• 18th resolution	Employee share issue Maximum: 3% of issued capital	5 years	May 3, 2006	Issuance of 382,842 shares with a par value of €0.35 to the Essilor 5 and 7-year Corporate Mutual Funds. Capital increase: €133,994.70
Shareholders' Meeting of May 16, 2003				
• 14th resolution	Stock option plans maximum: 3% of issued capital	3 years	May 16, 2006	893,900 stock options granted by the Board on November 17, 2004
• 15th resolution	Issue of shares and share equivalents with pre-emptive subscription rights maximum: €15 million for share issues €600 million for debt issues	26 months	July 16, 2005	Not used
• 16th resolution	Issue of shares and share equivalents without pre-emptive subscription rights but with a priority subscription period maximum: €15 million for share issues €600 million for debt issues	26 months	July 16, 2005	Not used
• 18th resolution	Capital increase paid up by capitalizing reserves maximum: €80 million	26 months	July 16, 2005	Not used

3.2.5.1. Stock options (options on new shares)

Options outstanding at December 31, 2004 and March 31, 2005

Date of grant	Number of options granted	o/w options granted to Executive Committee members	Exercise price (in €)	Options outstanding at Dec. 31, 2004	Options outstanding at March 31, 2005
September 20, 1995	327,380	12,840	12.608	0	0
May 6, 1996	50,000	50,000	18.980	0	0
November 27, 1996	1,559,040	129,560	20.992	0	0
March 19, 1997	15,000	15,000	22.959	0	0
April 30, 1997	23,000	0	22.989	0	0
March 11, 1998	50,000	50,000	27.166	0	0
June 24, 1998	50,000	25,000	37.076	0	0
September 16, 1998	10,000	0	33.234	0	0
November 25, 1998	1,313,000	329,000	32.777	0	0
November 24, 1999	11,000	0	27.807	0	0
January 26, 2000	142,280	0	28.800	127,647	104,440
March 15, 2000	65,000	50,000	25.800*	52,500	18,835
September 13, 2000	25,000	25,000	31.483*	0	0
November 15, 2000	141,000	120,000	28.763*	63,970	23,731
January 31, 2001	20,000	0	32.780*	14,000	9,000
November 14, 2001	160,660	30,000	31.240*	118,266	113,934
November 20, 2002	812,580	243,000	40.670*	761,466	750,399
November 18, 2003	804,570	220,000	40.730*	788,267	781,449
November 17, 2004	893,900	268,940	52.990*	893,710	892,355
January 27, 2005	15,750	12,350	54.580*		15,750
Total	**6,489,160**	**1,580,690**		**2,819,826**	**2,709,893**

*Options granted without any discount to the benchmark price.

The exercise price is determined by reference to the average of the opening prices quoted for the Company's shares over the twenty trading days preceding the Board of Directors' decision to grant the options. Until January 2000, options were granted at a discount to this average price. This is no longer the case.

Situation at December 31, 2004 and March 31, 2005

	At Dec. 31, 2004	Of which in 2004	At March 31, 2005	Of which in 2005
Options granted(1)	6,473,410	893,900	6,489,160	15,750
Options cancelled	177,938	18,604	182,528	4,590
Options exercised	3,475,646	987,533	3,596,739	121,093
Options outstanding(2)	2,819,826		2,709,893	

(1) Since the September 20, 1995 plan.
(2) Representing 2.73% of issued capital at December 31, 2004.

3.2.5.2. Stock options (options on existing shares)

Options outstanding at December 31, 2004 and March 31, 2005

Date of grant	Number of options granted	o/w options granted to Executive Committee members	Exercise price (in €)	Options outstanding at Dec. 31, 2004	Options outstanding at March 31, 2005
November 14, 2001	670,250	200,000	31.24	551,556	526,766
Total	**670,250**	**200,000**		**551,556**	**526,766**

The Extraordinary Shareholders' Meeting of January 18, 2001 authorized the Board of Directors to grant, for the first time, options to purchase existing shares of the Company acquired on the market.
The exercise price of these options, granted on November 14, 2001, is equal to the average of the opening prices quoted for the Company's shares over the twenty trading days that preceded the Board of Directors' decision to grant the options. No options to purchase existing shares were granted in 2002, 2003 or 2004. This authorization, which was given for a period of three years, expired in 2004.

Situation at December 31, 2004 and March 31, 2005

	At Dec. 31, 2004	Of which in 2004	At March 31, 2005	Of which in 2005
Options granted	670,250		670,250	
Options cancelled	17,513	5,177	17,513	
Options exercised	101,181	83,326	125,971	24,790
Options outstanding[1]	551,556		526,766	

(1) Representing of 0.53% of issued capital at December 31, 2004.

3.2.6. Changes in capital stock over the last five years

thousands	Number of shares issued	Par value	Premium	New issued capital	New number of shares outstanding
Capital stock at December 31, 1999				**32,251**	**10,577,747**
Issuance of shares to the Essilor Corporate Mutual Funds	48,352	148	10,281	32,399	10,626,099
Capital stock at December 31, 2000				**32,399**	**10,626,099**
Cancellation of treasury stock	(641,027)	(1,954)	(174,246)	30,445	
Conversion of the capital into euros		4,522	(4,522)	34,967	
Buyback and cancellation of preferred non-voting stock	(15,274)	(54)	(4,987)	34,913	9,969,798
10-for-1 stock-split				34,913	99,697,980
Exercise of stock options	925,051	305	14,067	35,218	
Issuance of shares to the Essilor Corporate Mutual Funds	452,860	159	11,457	35,377	
Capital stock at December 31, 2001				**35,377**	**101,075,891**
Issuance of shares to the Essilor Corporate Mutual Funds	374,562	131	12,413	35,508	101,450,453
Exercise of stock options	1,233,160	431	27,374	35,939	102,683,613
Capital stock at December 31, 2002				**35,939**	**102,683,613**
Issuance of shares to the Essilor Corporate Mutual Funds	438,733	154	12,968	36,093	103,122,346
Exercise of stock options	417,762	146	13,169	36,239	103,540,108
Cancellation of treasury stock	(800,000)	(280)	(21,720)	35,959	102,740,108
Capital stock at December 31, 2003				**35,959**	**102,740,108**
Issuance of shares to the Essilor Corporate Mutual Funds	382,842	134	15,496	36,093	103,122,950
Exercise of stock options	987,533	346	32,006	36,439	104,110,483
Cancellation of treasury stock	(800,000)	(280)	(29,144)	36,159	103,310,483
Capital stock at December 31, 2004				**36,159**	**103,310,483**

3.3. CURRENT OWNERSHIP STRUCTURE

3.3.1. Ownership structure at December 31, 2004

At December 31, 2004, the total number of voting rights was 110,251,805 for 103,310,483 shares.

At December 31, 2004	Number of shares	%	Number of voting rights	%
Employees				
(in France and abroad)				
- Valoptec International Corporate Mutual Fund	4,748,436	4.60	9,496,872	8.61
- Essilor 5 and 7-year Corporate Mutual Funds	2,402,307	2.33	4,400,165	4.00
- Essilor Shareholding Plan	330,653	0.32	330,653	0.30
- Registered shares held directly by employees	1,297,382	1.26	2,376,746	2.16
Sub-total	**8,778,778**	**8.50**	**16,604,436**	**15.06**
Treasury stock				
- Treasury stock	1,372,788	1.33		
- Shares held in the liquidity account	10,000	0.01		
Sub-total	**1,382,788**	**1.34**		
Public	**93,148,917**	**90.16**	**93,647,369**	**84.94**
Total	**103,310,483**	**100**	**110,251,805**	**100**

To the best of the Company's knowledge, no shareholder other than the Valoptec International Corporate Mutual Fund holds 5% or more of the voting rights, directly, indirectly or in concert with other shareholders.

3.3.1.1. Employee stock ownership

Essilor employees may become shareholders in two ways:

- By purchasing units in various Corporate Mutual Funds, either directly or in connection with employee rights issues. The funds include the Valoptec International Corporate Mutual Fund, the Essilor 5-year Corporate Mutual Fund, the Essilor 7-year Corporate Mutual Fund, and, in the United States, the Essilor Shareholding Plan. They are subject to different rules concerning the minimum investment period and the amount of the matching payments made by the Company.
- By exercising stock options to purchase registered shares of Company stock.

3.3.1.2. Geographic breakdown of the shareholder base

On December 31, 2004, the Company made enquiries of banks and brokers holding at least 99,000 Essilor International shares in accounts managed on behalf of clients, under the French "TPI" procedure.

The enquiries identified more than 51,300 shareholders owning an aggregate 89.9% of issued capital and 99% of the Company's bearer shares.

At that date, private investors owned 11.1% of outstanding shares and French resident institutional investors held 25.2%, of which 14.2% in mutual funds. Non-French-resident shareholders held 53.9% of the issued capital.

3.3.2. Changes in ownership structure over the last three years

At December 31, 2004	Number of shares	%	Number of voting rights	%
Employees				
(in France and abroad)				
- Valoptec International Corporate Mutual Fund	4,748,436	4.60	9,496,872	8.61
- Essilor 5 and 7-year Corporate Mutual Funds	2,402,307	2.33	4,400,165	4.00
- Essilor Shareholding Plan	330,653	0.32	330,653	0.30
- Registered shares held directly by employees	1,297,382	1.26	2,376,746	2.16
Sub-total	**8,778,778**	**8.50**	**16,604,436**	**15.06**
Treasury stock				
- Treasury stock	1,372,788	1.33		
- Shares held in the liquidity account	10,000	0.01		
Sub-total	**1,382,788**	**1.34**		
Public	**93,148,917**	**90.16**	**93,647,369**	**84.94**
Total	**103,310,483**	**100**	**110,251,805**	**100**

At December 31, 2003	Number of shares	%	Number of voting rights	%
Employees				
(in France and abroad)				
- Valoptec International Corporate Mutual Fund	5,026,774	4.9	10,053,548	9.1
- Essilor 5 and 7-year Corporate Mutual Funds	2,632,000	2.6	4,678,974	4.3
- Essilor Shareholding Plan	328,874	0.3	328,874	0.3
- Registered shares held directly by employees	1,224,181	1.2	2,219,684	2.0
Sub-total	**9,211,829**	**9.0**	**17,281,080**	**15.7**
Public	**92,258,442**	**89.8**	**92,622,262**	**84.3**
Treasury stock	**1,269,837**	**1.2**		
Total	**102,740,108**	**100**	**109,903,342**	**100**

At December 31, 2002	Number of shares	%	Number of voting rights	%
Employees				
(in France and abroad)				
- Valoptec International Corporate Mutual Fund	5,238,865	5.1	10,477,730	9.5
- Essilor 5 and 7-year Corporate Mutual Funds	2,512,536	2.4	4,272,216	3.9
- Essilor Shareholding Plan	306,447	0.3	306,447	0.3
- Registered shares held directly by employees	1,183,464	1.2	1,972,296	1.8
Sub-total	**9,241,312**	**9.0**	**17,028,689**	**15.5**
Public	**91,991,656**	**89.6**	**92,885,828**	**84.5**
Treasury stock	**1,450,645**	**1.4**		
Total	**102,683,613**	**100**	**109,914,517**	**100**

3.3.3. Shareholder agreements

To the best of the Company's knowledge there are no shareholder agreements in force.

3.4. THE MARKET FOR THE COMPANY'S SECURITIES

Essilor has issued two types of securities, shares of common stock and bonds which are convertible into or exchangeable for new or existing shares of common stock (Oceane).

3.4.1. *Common stock*

Essilor International shares are listed on the *Premier Marché* of Euronext Paris SA, under ISIN Code FR0000121667. The shares are eligible for the "SRD" deferred settlement service. At December 31, 2004, a total of 103,310,483 fully paid-up common shares, each with a par value of €0.35, were issued and outstanding.

3.4.1.1. Share prices (adjusted for the 2001 10-for-1 stock split)

	Share price (in €)			Number of shares outstanding at December 31	Market capitalization (€ millions)
	High	Low	Year-end		
2004	57.75	39.20	57.65	103,310,483	5,932
2003	42.50	30.85	41.00	102,740,108	4,188
2002	45.57	31.20	39.25	102,683,613	3,975
2001	35.80	25.00	33.95	101,075,891	3,417
2000	34.78	23.00	34.75	106,113,620	3,667

3.4.1.2. High and low share prices and trading volume

(Source: Euronext)

	Trading volume by number of shares	Trading volume by amount (€ millions)	High and low share prices (in €)	
			High	Low
2003				
October	6,403,647	251.35	41.48	36.82
November	5,357,856	220.73	42.43	40.05
December	4,358,042	180.43	42.50	40.50
2004				
January	7,186,556	309.69	46.45	39.20
February	6,460,809	299.48	47.55	44.80
March	7,133,905	334.97	49.80	45.15
April	9,841,839	487.57	51.45	47.26
May	9,040,570	457.88	53.70	48.82
June	7,478,646	395.64	54.10	51.35
July	4,738,534	248.62	54.50	49.10
August	5,466,020	275.08	52.10	48.60
September	5,954,105	299.07	52.80	48.60
October	4,857,874	254.28	53.85	50.80
November	5,529,347	285.08	53.75	49.64
December	11,901,453	649.46	57.75	49.80
2005				
January	10,000,885	544.67	59.50	52.30
February	5,565,499	302.26	55.30	52.65
March	6,386,211	346.55	55.95	52.80

3.4.2. Bonds which are convertible into or exchangeable for new or existing shares of common stock (Oceane)

In July 2003, Essilor issued convertible or exchangeable bonds (Oceane) for an amount of €309 million. The seven-year bonds may be redeemed at the holders' option after five years. They have been traded on the Euronext Paris SA market since July 2, 2003 under ISIN Code FR0000189276. There were 6,039,754 bonds, each with a nominal value of €51.15, outstanding at December 31, 2004.

3.4.2.1. Oceane prices

	Price (in €)			oceanes outstanding at December 31
	High	Low	Year-end	
2004	66.80	55.00	62.00	6,039,754
2003	57.50	46.55	56.00	6,039,754

3.4.2.2. High and low prices and trading volume

(Source: Euronext)

	Trading volume by number of bonds	Trading volume by amount (€ millions)	High and low prices (in €)	
			High	Low
2003				
October	90,330	4.94	57.50	53.20
November	108,169	6.03	56.30	54.80
December	158,902	8.83	56.80	54.20
2004				
January	75,863	4.30	59.00	55.75
February	67,832	4.08	60.50	58.00
March	8,154	0.49	61.10	59.60
April	11,682	0.71	62.40	58.01
May	203,511	12.47	63.00	59.25
June	31,228	1.91	66.80	60.00
July	1,811	0.11	62.50	59.00
August	50,276	3.02	60.50	58.50
September	145,804	8.62	59.50	55.00
October	38,639	2.31	61.50	56.50
November	526	0.03	60.40	57.80
December	35,849	2.13	63.90	58.00
2005				
January	28,807	1.78	63.00	59.40
February	10,233	0.63	62.50	61.05
March	10,985	0.67	61.75	59.60

3.5. DIVIDENDS

3.5.1. Dividend history

Dividends for the last five years were as follows:

	Net dividend	Dividend (in €)* *Avoir fiscal* tax credit	Total revenue	Paid on
2004	0.76	Abolished in 2004		May 18, 2005
2003	0.56	0.28	0.84	May 18, 2004
2002	0.50	0.25	0.75	May 20, 2003
2001	0.41	0.20	0.61	May 28, 2002
2000	0.39	0.19	0.58	May 21, 2001

*Adjusted for the 2001 10-for-1 stock-split.

3.5.2. Payout

Total dividend payouts for the last five years were as follows:

(€ millions)	Net income	Total payout	Payout ratio
2004	227	77	34%
2003	200	57	28%
2002	182	51	28%
2001	143	41	29%
2000	135	39	29%

3.5.3. Timeframe for claiming dividends

Dividends not claimed within five years are time-barred, in accordance with the law.

Unless otherwise indicated, the information concerning market shares and positions is based on volumes sold. All references to Essilor's market share or positioning are based on internal estimates, which may have been made using data from external market surveys.

4.1. GENERAL PRESENTATION

4.1.1. Group history

Essilor was created by the 1971 merger of two companies: Société des Lunetiers (Essel), an eyewear manufacturer that traced its origins to the Association Fraternelle des Ouvriers Lunetiers, a workers' cooperative, and Société Industrielle de Lunetterie et d'Optique Rationnelle (Silor). Essel invented the Varilux® progressive lens, which it patented in 1953 and introduced in 1959, while the founder of Silor, Georges Lissac, developed the Orma® plastic lens in 1954.

In the 1970s, Essilor served global markets primarily through exports, as a distribution network was gradually set up, first in Europe and the United States, then in Asia.

In the 1980s, Essilor began developing an international presence by transferring part of its stock lens production to emerging markets. In 1979, for example, the first plastic lens plant was opened in the Philippines. This growth in the global industrial base was supported by a similar expansion of local distribution capabilities, through either the acquisition of the local distributor, as in Australia and the Netherlands, or the creation of new subsidiaries, as in Japan and Canada.

Over the past twenty-five years, the Company's geographic reach has been steadily extended. In the early 1990s, the ophthalmic optical market was reshaped by a wave of mergers and acquisitions, leading to heightened competition. Essilor, which by then had become the worldwide market leader, focused on strengthening its positions through a global strategy. The commitment to locating manufacturing operations in low production cost countries was extended to higher value-added lenses as well.

In 1995, Essilor acquired Gentex Optics, one of the leading U.S. manufacturers of polycarbonate lenses. At the same time, the Company developed its prescription lens business, particularly in the United States where several independent laboratories were acquired, including Omega in 1996.
The 1990s also saw the establishment of two key partnerships. The first, in 1990 with U.S.-based PPG Industries Inc., for the production of Transitions® variable-tint lenses, while the second, in 1999 with Japan's Nikon Corp., led to the formation of Nikon Essilor Co Ltd.
This new joint venture combined Essilor's business interests in Japan, including Japanese marketing rights for the Varilux® brand, with all of Nikon's ophthalmic optical assets, including worldwide marketing rights for Nikon®-brand products in this segment.

The contact lens business was divested in 2001, completing the strategic refocusing on corrective lenses. The Company then went on to strengthen its presence in the United Kingdom by acquiring the Dollond & Aitchison optical chain's prescription lens laboratories.

In 2002, the Essilor Korea Ltd. joint venture was formed with Samyung Trading Co. Ltd., making Essilor a leading supplier of ophthalmic lenses in South Korea, Asia's second largest market in terms of value.
International expansion was also driven by the acquisition of three laboratories in the United States from CSC Group and of Aries Optical Ltd. in Canada. A subsidiary was created in Mexico following the purchase of a local laboratory. Essilor Instruments expanded its vision testing business with the acquisition of Stereo Optical Inc., a US screening equipment manufacturer.
In Europe, Essilor opened its first laboratory in Poland and acquired a majority interest in Jacques Denis, a French lens mounting company.

Essilor continued its expansion in 2003 with numerous acquisitions. In the United States, Nassau Lens Company, Omni Optical Lab and Optical Suppliers Inc. were integrated into the Company. Five laboratories were acquired in Canada – Morrison Optical, Custom Surface, Optique de l'Estrie, OPSG and Metro Optical Ltd. – and Vision Express's Indian operations joined the Company. In Germany, Essilor's subsidiary, BBGR, acquired its local distributor, Rupp und Hubrach. The Company strengthened its sunlens business by a cquiring BNL in France and Specialty Lens Corp in the United States.

Employee share ownership, a founding principle
Essilor has a long tradition of employee share ownership, dating back to the creation of Société Civile Valoptec, a non-trading company set up at the same time as Essilor to hold the 50% of outstanding shares owned by the managers of the new company. Employee participation was further expanded in 1979, when an employee stock ownership plan was created for employees of companies in France, in the early eighties, when employees outside France were allowed to invest in Valoptec, and in 1997, when the Essilor Shareholding Plan was set up for employees in the United States. Today, Valoptec is an association made up of all employee shareholders who want to actively participate in Essilor's growth momentum. Their shares, acquired via employee savings plans with matching Company payments or through stock option plans, are held in Corporate Mutual Funds or in the form of registered shares.

Valoptec Association is administered by an international Board of Directors made up of regional representatives from France, the rest of Europe, Asia and the Americas and representatives of the various employee categories. Association members – who numbered 2,569 at end-2004 – meet twice a year in General Meeting, making an active contribution to the Company's business, decisions and long-term strategic vision.
The Association takes part in corporate decisions through its three seats on the Essilor Board of Directors.

The Association helps to cement Essilor's corporate culture, which is based on human values and supported by each employee's entrepreneurial spirit. At the same time, the Company's participative operating style enables every member of the corporate community to feel comfortable in his or her role as both employee and investor.

4.1.2. The Company's main businesses

Essilor, the world's leading ophthalmic optical company, designs, manufactures and customizes corrective lenses adapted to each person's unique vision requirements. Through its broad range of lenses, it provides solutions for correcting myopia, hypermetropia, astigmatism and presbyopia to enable people to regain perfect vision.

The Company's leading brands include:

- Varilux® progressive lenses.
- Airwear® polycarbonate lenses.
- Crizal® anti-reflective treatment.
- Transitions® variable-tint lenses.

Essilor serves more than 22% of the global market in volume and 25% in value.

4.1.2.1. The global corrective lens market

The global corrective lens market is worth an estimated €7-8 billion, representing some 800 to 850 million lenses. Lenses are generally replaced every three to four years.

Breakdown of the corrective lens market

By material



25%
Medium/high index plastic and polycarbonate lenses
42%
1.5 index plastic lenses
33%
Glass lenses
By optical design
12%
Progressive
75%
Single vision
13%
Bifocal

Growth potential

The ophthalmic optical market is currently growing by around 1 to 2% a year in volume and 3 to 4% in value.

• Volumes

Growth in volume reflects global demand for corrective lenses. Growth potential therefore depends on population trends and economic development.
It is estimated that of the world's population of six billion, four billion, or 65%, need some form of vision correction. However, only 1.5 billion, or 24%, currently wear eyeglasses. In addition, the proportion of people over 45 is expected to increase from 23% today to 31% in 2025.
According to the World Bank, the world's population is expected to increase by an estimated 1.1% a year between 2000 and 2025.

The percentage of people wearing eyeglasses varies by region, from 63% in North America and 39% in Europe, to just 18% in the Asia-Pacific region and 19% in Latin America.

• Value

Growth in value is being driven by technological advances in corrective lenses resulting from developments and innovations in the three segments of the market: optical design, materials and treatments.
The technological content of lenses is constantly being enhanced, with increasingly sophisticated, higher-tech lenses delivering greater value-added.

4.1.2.2. Organization of the ophthalmic lens industry

The ophthalmic lens industry is organized around four separate businesses corresponding to the four stages in lens production: raw materials suppliers, lens manufacturers, prescription laboratories, and distributors.

<table>
<tr><td>Raw materials suppliers</td><td colspan="3">Chemical companies and glass manufacturers
(PPG Industries, Corning, Schott, MGC, Mitsui...)</td></tr>
<tr><td>Lens manufacturers</td><td rowspan="2">Integrated manufacturers with laboratories
(Essilor, Hoya, Sola...)</td><td colspan="2">Other manufacturers</td></tr>
<tr><td>Lens finishers</td><td>Independent laboratories</td><td rowspan="2">Integrated optical chains with laboratories
(LensCrafters, Wal-Mart...)</td></tr>
<tr><td>Retailers</td><td colspan="2">Independent opticians, non-integrated optical chains</td></tr>
<tr><td>End customers</td><td colspan="3">Consumers</td></tr>
</table>

Chemical companies and glass manufacturers

Raw materials are developed and produced by glass manufacturers for glass lenses and by chemical companies for the polymerizable thermoset resins and injectable thermoplastic resins used in plastic lenses.

Lens manufacturers

Using these raw materials, lens manufacturers produce single-vision finished lenses and a variety of semi-finished lenses.

Prescription laboratories

Prescription laboratories transform semi-finished lenses into finished lenses corresponding to the exact specifications of an optician's order. This customization enables them to deliver the broadest possible array of correction combinations, especially for presbyopia. In the process, they edge and polish the semi-finished lenses and then apply tinting, scratch-proofing, anti-reflective, smudge-proofing and other treatments.

Retailers and chain stores

Lenses are marketed through a number of channels, including independent opticians and optometrists, cooperatives, central purchasing agencies and retail optical chains.
These eye care professionals advise customers on the choice of lenses, based on the prescription, as well as the choice of frames. They forward the prescription data to a laboratory, which supplies round lenses that can be edged, mounted and adjusted to the frame.

The interaction among these players differs from one country to another. In the United States and the United Kingdom, for example, laboratories usually fully mount the lenses and frames and deliver ready-to-wear eyeglasses to the optician. In countries such as France and Germany, laboratories deliver round lenses to opticians, who then adjust them to fit the frame.

4.1.2.3. Products

Corrective lenses are a combination of materials, optical design and treatments.

Materials

Lens materials fall into two categories: glass and plastic (organic). Plastic lenses are subdivided into two groups: thermosetting plastics and thermoplastics (polycarbonate).
These materials are selected for lightness, thinness, transparency, shock resistance and protection against UV rays.

Material	Refraction index (1)
Glass	1.5 to 1.9
Low and medium index plastic	1.5 1.56
Polycarbonate	1.59
High and very high index plastic	1.6 1.67 1.74

(1) The refraction index measures the angle of deviation of light as it travels through the material. The higher the index, the wider the angle. As a result, for a given correction, a higher index material makes it possible to produce a thinner lens.

Originally, all lenses were made of glass and even today, glass lenses still account for a significant proportion of the global market, especially in emerging economies. In the 1960s, however, Essilor introduced a major innovation by developing a plastic lens from PPG Industries' CR-39 monomer.

Plastic lenses have now become extremely popular in the industrialized world and are dominant in most developed countries, accounting for 90% of all lens sales in the U.S. and Japan, for example. The emergence of higher-index materials in recent years has led to the development of even thinner and lighter lenses.
Because they have a naturally high index and are unbreakable, polycarbonate lenses have gained market share around the world, especially since Essilor developed a hardening varnish that has made them scratch resistant. Polycarbonate lenses already account for over 30% of the North American market, and they are enjoying growth of over 10% a year. Essilor has a strong position in polycarbonate lenses in North America and in Europe, thanks to Airwear®, which offers the market's best combination of thinness, light weight, sturdiness and scratch resistance.

In 2001, the Company introduced Stylis®, the 1.67 ultra-high index lens, followed in 2004 by Fusio™, the world's thinnest lens, with an index of 1.74.

Optical design

The optical design (or surface) imparts the optical correction to the material. Given the infinite number of eyesight corrections, there are also an almost infinite number of designs, which all deliver the benefit of sharper vision.

Optical design	Description	Correction
Unifocal or single vision lens	Identical correction regardless of vision distance.	Myopia Hypermetropia Astigmatism
Bifocal lens	The lens has two separate correction areas. A segment of the lower half corrects for near vision; the rest of the lens corrects for distance vision.	Presbyopia
Progressive lens	Correction power changes progressively from distance vision in the upper part of the lens to near vision in the lower part, with no break in optical continuity. A single pair of glasses enables the user to see at all distances. The most effective correction for presbyopia.	Presbyopia

Traditionally, most vision problems have been corrected with single vision lenses or, for presbyopia, bifocals and trifocals. In the 1950s, thanks to Bernard Maitenaz, Essilor developed the Varilux® progressive lens that provides clear vision at any distance. Today, Essilor is by far the world leader in progressive lenses, whose development for correcting presbyopia is a major strategic challenge.

With the Varilux® Panamic® launched in 2002, wearers enjoy a panoramic field of vision. They also adapt to their new lenses extremely quickly, a factor that may prompt more and more people to shift from unifocals and bifocals to progressives.

The latest generation Varilux® Ipseo™, launched by Essilor in 2003, is the first progressive lens whose design and fabrication integrates the wearer's physiological criteria and unique head and eye movements.

In 2004, Essilor extended its progressive lens offering with Varilux® Ellipse™, for small frames, and Varilux Liberty™ – a solution intended to encourage people to switch from bifocal to progressive lenses.

Surface treatments

Today, a corrective lens is a highly processed, complex product that combines a variety of materials and numerous coatings with specific functions.

Thanks to Essilor, and especially its Crizal® anti-reflective lenses, coatings represents a fast-expanding market segment with growth potential for the Company to tap in the years ahead.

Coatings are applied on the front and back of the lens to enhance visual comfort and lens protection. They help to improve durability, ease of maintenance, visual comfort and eye protection, while reducing eyestrain.

Treatment	Description
Anti-reflective	Thin integrated layer that eliminates light reflections on lenses. Improves appearance as well as sharpness of vision (night vision) and contrast sensitivity.
Scratch-proofing	Hardening coat that protects lens against scratches.
Smudge-proofing	Water-repellent topcoat that prevents dirt deposits on the lens and makes it easier to clean.
Photochromic	In-depth treatment that enables lens to darken in brighter light and becomes clear in shade.
UV protection	Treatment that provides greater eye protection from UVA and UVB rays, which are harmful for the crystalline lens, retina, and other parts of the eye.
Polarization	Lens that incorporates a filter that removes glare and dazzle caused by light reflections on flat surfaces (water, roads, snow).
Tinting	Tinted lens for enhanced appearance and to reduce sun glare.

Anti-reflective lenses

In 2003, the Crizal® Alizé™ antireflective coating was introduced. Its smudge-proof coating, using a nanotechnology-based process, responds to a key customer demand by eliminating cleaning problems. In 2004, Crizal® Alizé™ was successfully rolled out in the majority of the Company's geographic markets.

Transitions® variable-tint lenses

A lens that changes colour depending on the light is called a photochromic lens. While the process may look easy, it relies on extremely complex technology. To be effective, a variable-tint lens must react quickly to changing light conditions, both indoors and outdoors, while providing maximum comfort for the wearer in all circumstances.

Essilor and PPG Industries, one of the world's leading chemical companies, developed a particularly sophisticated technology for the Transitions® lens. The latest generation of these lenses, Transitions® V, launched in early 2005, benefits from the most recent innovations in photochromic pigments that offer both faster changes in color and full protection against UVA and UVB rays. These lenses are positioned in the high index lens market and are available in polycarbonate and 1.67 index versions.

Sunlenses

Introduced in 2003, Essilor's new lines of prescription sunlenses are meeting strong demand for lenses that effectively protect the eyes while correcting vision.
Essilor extended its sunlens offer in 2004 with the launch of a new umbrella brand, Xelios™, which encompasses the Company's full range of corrective sunlenses including Physiotints® polarized lenses, Varilux® OpenView™ for wraparound frames and Silver Shadow mirrored lenses.

4.1.2.4. Manufacturing processes

Plastic lenses

The most common process for making plastic lenses consists of pouring thermoset resin between two glass molds, polished to match the convex and concave curves of the lens. A joint or adhesive tape is used to seal the mold.

The polymerization phase consists of heating the lens at a specific temperature and for a specific period, according to the type of resin and the mass of the lens.

Polycarbonate lenses

Polycarbonate is a thermoplastic organic material. The basic material is in the form of granules that are heated to soften them and then injected into molds that are the same shape as the lens. This technology can be used to produce lenses of all shapes and sizes, simply by using different molds. The lenses may be finished or semi-finished and ready to be surfaced using similar techniques as those applied to other materials.

4.1.2.5. A global organization

To manufacture and customize corrective lenses, Essilor has set up a global network of production plants and prescription laboratories, whose organization is tailored to local market demand.

Production plants

In 2004, Essilor's 17 manufacturing plants around the globe produced 180 million finished and semi-finished lenses, corresponding to 240,000 different references. The role of the plants is to guarantee constant supplies of finished and semi-finished lenses to subsidiaries and direct customers, in accordance with customer specifications, with the best service level and at the lowest cost.

Plant locations and date established (data as of December 31, 2004)

North and South America	Europe	Asia-Pacific
United States • Carbondale, Pennsylvanie – 1995 • Dudley, Massachusetts - 1995 **Mexico** • Chihuahua - 1985 **Puerto Rico** • Ponce - 1986 **Brazil** • Manaus - 1989	**Ireland** • Ennis - 1991 • Limerick - 1974 **France** • Dijon - 1972 • Ligny en Barrois (Les Battants) - 1959 • Mouy - 1972 • Sézanne - 1974	**Philippines** • Mariveles - 1980 • Laguna - 1999 **Thailand** • Bangkok - 1990 **China** • Shanghai - 1997 **India** • Bangalore - 1998 **Japan** • Nikon Essilor plant – Nasu – 2000

As of December 31, 2004, the Company had a total of 17 plants worldwide. The Mouy facility (France) included in the above table was closed on February 28, 2005. The table does not include:

- The two plants in China and South Korea held by Chemiglas, which is a subsidiary of Essilor Korea, a 50/50 joint venture set up between Essilor and Samyung Trading Co.Ltd,
- The production units of BNL in France and Specialty Lens Corp in the United States, which were both acquired in 2003.

Prescription laboratories

Prescription laboratories transform semi-finished stock lenses into finished lenses, responding to the myriad of possible correction combinations and delivering lenses corresponding exactly to order specifications. They surface the back of the lens, add tinting and an anti-reflective treatment and/or edge the lens to fit the frame. They must constantly keep pace with the technological developments required to expand the Group's product catalogue.

As of the end of 2004, the network of laboratories operated by Essilor and the Nikon-Essilor joint venture comprised 183 units covering virtually all of the world's ophthalmic lens markets, as follows:

United States	Canada	Europe	Asia-Pacific	Latin America
87	29	32	32	3

Many independent laboratories also distribute Essilor products, extending the network to provide local service for eyecare professionals worldwide.

Logistics centers

Logistics centers take delivery of finished and semi-finished lenses and ship them to the distribution subsidiaries and prescription laboratories. There are 12 centers worldwide: 6 in Asia, 2 in Europe, 2 in North America and 2 in South America.

4.1.2.6. Research and development

In 2004, the equivalent of nearly 5% of consolidated sales was budgeted to the Research and Development Department. Of this amount, the equivalent of around 4% of sales was allocated to research and development activities and the balance to engineering and technical support.

The 500-strong research team is spread among four R&D centers, with 330 people working at the Saint-Maur center in France, 90 in Florida in the United States, around 40 at the Nikon-Essilor center in Japan and approximately 15 at the new center in Singapore, which was inaugurated in 2004. This newly-created Singapore center has been set up to foster local scientific talent with the ultimate aim of integrating the specific needs of the Asian market into the Company's offerings.

Around 20 more people work in the R&D departments of the manufacturing plants and prescription laboratories.

Research and development activities concern both optical properties and materials (substrates and surface treatments), with support provided by the Quality Department. The R&D Department is also in charge of cross-functionally managing new product development through its integrated New Products Department.

Another role of the R&D Department is to establish partnerships with outside research organizations and universities to conduct research into new technologies. In late 2004 a joint laboratory was set up with France's National Center for Scientific Research (CNRS) and the University of Toulouse with the aim of developing new surface treatment technologies.

Essilor technologies have also been successfully combined with technologies developed by its partners PPG Industries in variable-tint lenses and Nikon Corp. in materials and surface treatments.

As of end-2004, the Company had more than 2,300 patents and patents pending in France and abroad for 300 different product families. The number of patent applications has increased sharply in recent years and in 2003 and 2004 filings were made for over 100 new inventions. The portfolio does not include patents held by the Transitions and Nikon-Essilor joint ventures.

4.1.3. Management review

Board Meeting of March 9, 2005

4.1.3.1. 2004 overview

€ millions	2004	2003	Change
Sales	2,260.40	2,116.40	6.8%
Operating income	403.90	364.90	10.7%
Pre-tax income after non-operating items	363.50	316.40	14.9%
Net income	227.10	200.30	13.4%
Earnings per share (in €)	2.24	1.98	12.9%
Cash flow	385.00	354.00	8.7%

Essilor turned in an excellent performance in 2004, in terms of both sales and earnings, in a generally favorable environment for the ophthalmic optical industry.

Highlights of the year included:

- Strong growth in all geographic markets, including Europe despite the sharp drop in the German market.
- Good performances by the new products launched in late 2003 and during 2004, including Crizal® Alizé™ anti-reflective lenses, Varilux® Ellipse™ progressive lenses for small frames, Varilux® Ipseo™ personalized progressive lenses and the 1.74 ultra high index lens.
- A further improvement in the product mix, demonstrating once again that the Company's innovation-driven product policy is right for the market. In 2004, high value-added products increased their contribution to both total revenues and total volumes.
- A record high operating margin of 17.9%, reflecting faster growth in operating income than in sales.
- The acquisition of 12 companies – mainly prescription laboratories – under the Company's external growth program.

Essilor's position in the optical markets

Essilor is the world leader in ophthalmic optical products, ahead of its two main competitors, Hoya (Japan) and the new group created through the acquisition by Germany's Zeiss of US-based Sola Inc. Its global market share tops more than 22% in volume and 25% in value.

After marking time in 2003, the worldwide ophthalmic optical market returned to growth last year, matching the long-term trend rate of 1.5 to 2% per year in volume. Essilor's volume rose by a faster 3.7%, reflecting market share gains.

The Company's innovation strategy has been a driving force behind the shift in the market towards higher value-added products, helping to explain its above-market performance. Glass lenses are becoming a thing of the past, as increasing numbers of eyeglass wearers select plastic lenses. The most common plastic material, CR 39, is losing ground against high-index materials that significantly reduce lens thickness, while demand for polycarbonate lenses is growing steadily in many countries. Progressive lenses are replacing bifocals in virtually all markets and more and more lenses are sold with an anti-reflective, smudge-proof or other coating.

By combining different materials, different optical designs and different treatments, year after year Essilor creates new products that enhance the product mix and meet the increasingly sophisticated needs of eye care professionals and consumers alike. With the world's largest ophthalmic optical product portfolio and strong brands, Essilor is present in all fast-growing segments of the lens market:

- In progressive lenses, with the Varilux® range (Varilux Comfort®, Varilux® Panamic®, Varilux® Ipseo™ personalized lenses, Varilux® Ellipse™, etc.).
- In polycarbonate lenses, with Airwear®.
- In 1.67 and 1.74 high-index lenses with Stylis® and Fusio™.
- In anti-reflective and anti-reflective, smudge-proof lenses, with Crizal® and Crizal® Alizé™.
- In photochromic (variable tint) lenses with Transitions®.

In all, sales of Essilor high value-added lenses grew by more than 10% in volume last year.

New products

New product launches concerned ophthalmic lenses, which currently account for nearly 95% of sales.

€ millions	2004 [3]	2003 [3]	2002 [1]
Corrective lenses and lens-related products	2,133.4	1,984.9	2,010.0
Instruments[2] and other products	127	131.5	128.3
Total	**2,260.4**	**2,116.4**	**2,138.3**

(1) 2002 figures have been adjusted based on the presentation adopted in 2003 and 2004.
(2) Lens preparation instruments.
(3) Including a significant negative currency effect in both years.

The forty new products launched in 2003 and 2004 represented a significant growth driver. Key among these was Varilux® Ellipse™, a progressive lens specially designed for the small frames that are currently the height of fashion. Launched in almost all regions in 2004, Varilux® Ellipse™ was an instant success and sales took off very rapidly. The range of materials offered will be extended in 2005. A new all-purpose progressive lens, Varilux Liberty™, was introduced in a certain number of European countries and in North America, targeting bifocals wearers.

The rollout of Varilux® Ipseo™ continued as planned. This product is now on sale in most markets in Europe and Asia, as well as in Canada. Sales ramp up is slightly slower because opticians have to install equipment to measure head and eye movements. It is being introduced in the United States in 2005.

Crizal® Alizé™ has proved extremely popular among opticians and consumers alike since its launch at the end of 2003. The lens's highly effective anti-smudge coating successfully addresses the main complaint of anti-reflective lens users, by reducing dirt build-up and making the lens much easier to clean. In addition, for opticians the Crizal® Alizé™ patented technology gives the lenses a unique advantage over competing products with regard to edging operations. The new lens's performance and properties have helped to drive growth in the anti-reflective market in many countries, enabling Essilor to further increase its market share.
All these successes have been largely innovation-driven, amply confirming the quality of the strategy followed by Essilor for a number of years now. This strategy has enabled the Company to extend its leadership in growing, high value-added segments, setting it even further apart from the other players in the ophthalmic optical market.

Sunlenses

In 2003, the Company decided to step up its activities in the corrective sunlens market, which is growing at the rate of around 12% per year. In 2004, Essilor outperformed the market.

A full range of corrective sunlenses has been developed under the blanket Xelios™ brand for both traditional and wraparound frames. The range comprises both progressive and unifocal lenses and offers a broad choice of materials and surface treatments.

Several techniques are used to make these lenses. In particular, Essilor has developed tinting techniques which ensure that natural colors are not distorted whatever the lens color or the mirror effect. Demand has been growing for polarized lenses, which prevent dazzle and cut down reflected light from smooth surfaces such as water, snow or highways. The 2003 acquisition of US-based Specialty Lens Corp. has extended Essilor's expertise in this area, and in 2004 polarized lens production began at the Mexico plant. A range of polarized polycarbonate corrective lenses has been on sale in North America since the second half of 2004 and in Europe since the beginning of 2005.

Essilor has also started offering its expertise to sunglass frame manufacturers and agreements have already been signed with several companies, including Silhouette and Oakley. These frames often have complex shapes – for example curved or wraparound – making it difficult to design corrective lenses to fit them. The Company is also manufacturing non-corrective sunlenses, leveraging the additional capacity provided by the 2003 acquisition of BNL, a French specialist in high-end polarized and polycarbonate sunlenses.

Group sales

Change in 2004 sales	Reported	Like-for-like	Acquisitions	Currency effect
€ millions	144.0	123.6	96.5	(76.1)
%	6.8%	5.8%	4.6%	(3.6)%

Consolidated sales rose 6.8% in 2004 to €2,260.4 million. Excluding the currency effect, the growth rate was 10.4%, which was more than the target announced at the beginning of the year.

Like-for-like sales grew by 5.8%, a very satisfactory performance considering the sharp drop in Germany. Excluding Germany, like-for-like sales were up 8.6%, a rate significantly above the Company's trend rate.
Changes in the scope of consolidation boosted sales by 4.6%, with the companies acquired in 2003 and 2004 adding €96.5 million to the total. A total of 12 companies were acquired in 2004 (see "Acquisitions").
The negative currency effect, which was mainly due to the fall in the US dollar, was limited to 3.6%.

Sales performance in the main geographic markets

Sales € millions	2004	2003	Change	Like-for-like change
Europe	1,120.0	1,048.0	6.9%	2.1%
North America	909.4	869.2	4.6%	7.7%
Asia-Pacific	176.8	149.7	18.1%	17.9%
Latin America	54.1	49.5	9.5%	14.5%

Sales by geographic area



7.8%
Asia-Pacific and other
2.4%
Latin America
49.5%
Europe
40.2%
North America

Europe

In 2004, the Company once again showed that it was capable of creating its own momentum. In a market that is expected to have contracted in volume compared to the previous year, once the final figures are in, due to the sharp fall in Germany, Essilor reported sales up 2.1% in value (7.6% excluding Germany), attesting to its ability to move forward even in a difficult environment. This performance was attributable to the multi-network distribution strategy, with Essilor, BBGR, Novisia (Nikon products) and now LTL, which was acquired during the year. Last year's performance also reflects the positive impact of new products, including Crizal® Alizé™ anti-reflective lenses, Varilux® Ellipse™ lenses and specific products for optical chains proposed by BBGR.

Sales increased significantly in the Company's domestic market, **France**, fueling market share gains in both volume and value. The Essilor network enjoyed a surge in sales of progressive lenses, leveraging the significant interest shown by opticians and customers in the latest innovations. The popularity of Crizal® Alizé™ was instrumental in raising the overall market share of anti-reflective lenses. The marketing momentum achieved by several distributors who are significant market players also helped to drive growth in sales by the Essilor network. BBGR also reported sharply higher sales and market share gains, thanks to its increased strategic focus on tailoring its offer to the specific needs of each customer.

The **German market** contracted by 30% following the abolition of social security reimbursements of ophthalmic lenses in January 2004. The decline in Essilor sales was more limited and swift action to adapt the cost structure to the new market conditions ensured that local operations remained in profit. The Company's resilient performance was attributable to sales of new products and high-index lenses, as well as to BBGR's stronger market position following its acquisition of Rupp und Hubrach in 2003. Having grown its market share and kept its structures intact in a challenging environment, Essilor is now poised to reap the full benefits of a market recovery.

In the **United Kingdom**, Essilor, BBGR and Nikon all significantly improved their product mix. Growth was driven by polycarbonate and anti-reflective lenses, with Dollond & Aitchison, BBGR's partner optical chain, performing particularly well in these segments.

In **Eastern Europe**, sales continued to grow by more than 15% per year, with the shift in demand away from glass lenses, towards organics, playing to Essilor's strengths. 2004 also saw a sharp rise in deliveries of progressive lenses, which still account for only a small portion of the market. In **Russia** too, Essilor increased its market share thanks to the efforts of its distributors.

North America

Like-for-like sales in North America stood at a high 7.7%, reflecting further market share gains.

In the **United States**, the market downturn observed in 2003 proved to be short-lived, with 2004 seeing a return to growth, in terms of both volume and value. The recovery benefited all market players, led by independent opticians and optometrists.

In this favorable environment, Essilor extended its market leadership across all distribution channels, by leveraging its new products and innovative marketing strategies.

Lens sales to optical chains increased, with sales of high value-added lenses boosted by the growing popularity of anti-reflectives. The offer was enriched in a number of areas, including lens edging and mounting, and an entirely new logistics service was introduced for certain chains, including direct deliveries from the Company's plants in Asia.

Essilor also strengthened its position in the independent optician and optometrist markets, with a highly innovative product offer comprising Crizal® Alizé™, Varilux® Ellipse™ and Varilux Liberty™, which were all launched in 2004. These three products were enthusiastically welcomed by eyecare professionals and rapidly acquired significant market shares. Crizal® Alizé™ is already the biggest-selling anti-reflective lens and has been a powerful engine for growth in this market in the United States, where more than one-in-five lenses sold in 2004 had an anti-reflective coating. Essilor leveraged this success by continuing to deploy its proprietary anti-reflective technologies, not only in its own laboratories but also with independent laboratories under partnership agreements.

Nassau, the US market's leading distributor of stock lenses, was successfully integrated following its acquisition by Essilor in 2003. The independent laboratories acquired in 2003 were integrated in the US network, which is organized on a regional basis in order to give each region the autonomy needed to offer customers a better service. Additional laboratories were acquired in 2004 (see "Acquisitions").

VisionWeb, the Internet platform set up to serve the entire optical industry went from strength to strength. A growing number of prescription lenses are ordered on line by opticians and optometrists, prescription laboratories and optical chains, who appreciate the efficiency of a system that eliminates errors and enables optometrists to track the entire process from manufacture to finishing. During the year, VisionWeb also continued to extend its service capability in the area of insurance claim and reimbursement management for opticians and optometrists.

In **Canada**, where the market picked up after two years in the doldrums, Essilor's sales rose 7.2% like-for-like. New products acted as significant growth drivers. The service offer for optical practitioners was extended, including with the introduction of deliveries to major chains from dedicated plants. The virtual prescription lens laboratory, allowing opticians and optometrists to order an exclusive range of products on line for delivery within 24 to 48 hours, enjoyed growing success.

Asia-Pacific

Asia-Pacific was Essilor's fastest-growing geographic market, with like-for-like sales up 17.9%. 2004 was an excellent year throughout the region, characterized by more than 20% growth in many countries and market share gains. Sales were higher in all countries, without exception, and the adverse effects of the SARS epidemic on 2003 performance were more than offset, with fourth quarter sales considerably above those for the year-earlier period which were boosted by the post-SARS catch-up.

Essilor is represented in **Japan** by Nikon-Essilor, which is jointly owned on a 50/50 basis by the two companies. After several difficult years, the market revived in 2004, especially in the second half. Nikon-Essilor significantly outperformed the market, increasing its penetration rate. The Nikon brand premium products are very popular among opticians, helping to drive growth in sales to optical chains.

Presio W, a new progressive lens produced using digital surfacing technology, was launched during the year and sales of 1.74 high index lenses continued to grow.

Outside Japan, Nikon-Essilor's two subsidiaries in Canada and the United Kingdom had an excellent year, helping to further increase the jointly-owned subsidiary's total contribution to Essilor's earnings.

In **China**, the rapid shift in demand away from glass lenses towards organics fueled a sharp increase in sales. A major optician training program boosted sales by the Essilor network of high value-added lenses such as polycarbonates, prescription lenses and Varilux® progressive lenses. Korea-based Chemiglas, owned by Essilor Korea, also reported significantly higher sales in China, particularly in volume, leading the company to double capacity at its Chinese high-index lens plant. These results confirm the value of Essilor's multi-channel strategy in China.

2004 was also a very good year in **Korea**.

In **India**, the creation of a network of Varilux® consultants and the existence of well-trained opticians led to a sharp rise in sales by the local marketing subsidiary powered by the rapid take-off of progressive lenses. Essilor also benefited from the shift in demand towards plastic lenses, although glass lenses continue to dominate the market, and from significant sales of prescription lenses. During the year, the Company launched its first press and billboard advertising campaign directed at the general public.

In the rest of Asia, sales increased very significantly in **Hong Kong**, **Indonesia** and the **Philippines**.

Australia and **New Zealand** repeated the good performances achieved in previous years, helped by robust sales of anti-reflective and variable-tint lenses.

Latin America

After several difficult years and the 2000-2001 currency devaluations, the Latin American economy recovered some of its vigor. Essilor expanded rapidly across almost the entire region, and the Varilux® range increased its market share. In all, the Company's sales in the region increased 14.5% like-for-like.

In **Brazil**, sales grew at a satisfactory rate in volume and, above all, in value. Progressive lenses went from strength to strength, led by Varilux®, leading to significant market share gains. Anti-reflectives also performed well, thanks mainly to the success of Crizal®.

Sales also increased in **Mexico**, driven by progressive and polycarbonate lenses. A reorganization plan was implemented, to match structures to the size of the business. The market offers good growth potential, with high-value added products still accounting for only a small proportion of total sales.

Argentina is recovering quickly from the 2002 economic crisis. Plastic lens sales are growing as glass lenses fall out of favor, and progressive lenses are steadily increasing their market share, enhancing the product mix.

Sales were encouraging in the other countries of the region, such as **Colombia**, **Peru**, **Venezuela**, **Ecuador**, **Guatemala** and the **Caribbean**, where Essilor is present through distributors. The sales force was strengthened and marketing efforts were focused on progressive lenses, leading to a healthy increase in sales.

Instruments

Essilor is also the world leader in lens edging instruments for opticians and prescription laboratories, and in vision screening instruments for schools and other institutions responsible for performing medical check-ups.

In 2004, Essilor Instruments' sales contracted by 6.9%, due in part to the fall in the dollar and the crisis in the German market which affected the lens edging market as much as the lens market. Excluding Germany, sales in Europe were up slightly compared with 2003. In the United States, lens edging instrument sales declined in relation to a very high basis of comparison in 2003, when an exceptionally large delivery was made to an optical chain. Essilor Instruments chalked up outstanding performances in China and the rest of Asia, in Latin America and in Canada. In the United States, the integration of Stereo Optical acquired in 2002 boosted the vision screening business, which enjoyed a very strong second half thanks to the success of its new range.

Like the other businesses, the Instruments division invests heavily in research and development to create new products and services that respond every more closely to the needs of an increasingly segmented market.

Research and development

Productivity in the area of new product development increases year after year, with nearly 40 new products brought to market in 2004 compared with 30 in 2003 and 22 in 2002.

In 2004, €107.2 million was spent on research and development. Combined spending on pure R&D and engineering represented just under 5% of sales.

Essilor is unusual in that its research effort is directed primarily towards increasing the comfort of eyeglass wearers. The analysis of head and eye movements that led to the development of Varilux® Ipseo™ personalized lenses is the result of 20 years' research into eyeglass wearer behavior. The development of digital surfacing techniques created the opportunity to put the knowledge acquired into practice. Varilux® Ipseo™ shows what can be achieved by bringing together two different areas of research, digital technology and behavioral studies.

The Toulouse research center set up jointly with the CNRS (French National Center for Scientific Research) is now up and running, providing a textbook example of successful cooperation between a company, a research institute and a university. The research into nanotechnologies conducted at the center represents a long-term project that should lead to applications in several areas, including the treatments and materials of the future.

A growing number of projects are carried out jointly with Nikon teams at the Nikon-Essilor research center in Japan, which focuses on meeting the specific needs of the local market, particularly for high index lenses and related varnishes. The activities of this center are increasingly integrated in Essilor's medium to long-term vision and innovation strategy.

In Asia, another research center has been opened in Singapore to monitor technological advances outside Japan and develop new prescription lens production processes.

Production and capital expenditure

In 2004, overall growth in lens production was driven by higher volumes of high index, polycarbonate, variable-tint and anti-reflective organic lenses, which more than offset the continued steady decline in production of glass lenses and low index organics.

By region, production volumes increased in Asia and Latin America, remained flat in Europe and contracted in North America, mainly due to the discontinuation of production at the Park Street plant in the United States, which has now been closed.

Improved polycarbonate lens production processes led to enhanced quality at a sharply lower cost. At the same time, higher production volumes for 1.67 index lenses fuelled significant productivity gains.

The main capital expenditure projects concerned increases in production capacity for 1.6 and 1.67 index lenses, polycarbonates and anti-reflectives.

Lastly, in 2004 a plan was initiated for the closure – effective February 2005 – of the Mouy mold plant in France. The closure was necessary because mold needs have declined significantly in recent years due to productivity gains. A program of measures was drawn up to help the 40 employees of the Mouy plant to find alternative employment within or outside the Company.

Prescription lens laboratories

As of end-2004, the Company owned 183 prescription lens laboratories of varying sizes. During the year, these laboratories surfaced, edged and applied surface treatments to some 40 million lenses.

2004 saw the deployment of digital surfacing technology for Varilux® Ipseo™ lenses to several laboratories, as well as a marked shift towards higher value-added lenses driven by the one-third increase in US anti-reflectives production.

Further advances were made in the program to interconnect European laboratories, in order to achieve a better match between market demand and installed capacity.

In the United States, Crizal® Alizé™ technology continued to be rolled out to Essilor laboratories and to the independent laboratories that distribute Varilux® lenses. In Asia, the Company opened a surfacing and anti-reflective treatment unit in the Philippines and another in India.

In addition, a major program was launched to reconfigure the global prescription lens production and finishing organization. The laboratories are called on to perform increasingly complex operations, using a wide range of advanced techniques to produce ever more sophisticated lenses. For example, today's lenses may undergo as many as 23 surface treatments. At the same time, the market is becoming increasingly segmented, with significant differences in demand from one country and even from one customer to another.

To reduce the time required to bring new products and techniques to market and remain competitive in terms of cost, quality and service, the engineering department has been strengthened in order to become the drive belt between the R&D units and the downstream plants and laboratories that use the same technologies. Technical platforms will be set up in each region to develop technologies that respond to the specific needs of the region's customers.

This reorganization will strengthen the emphasis on innovation and lead to increased efficiency, by helping the Company to respond more swiftly to changing market demand and reducing the time-to-market of new products.

Logistics

The Logistics function is responsible for guaranteeing supply chain efficiency from the Essilor plants to the central warehouses, marketing subsidiaries and prescription lens laboratories and from there to the end customer. It is tasked with ensuring that the right product is delivered to the right customer at the right time, while holding down supply chain costs and inventory levels. Logistics is a mission-critical function, considering Essilor's global presence – with plants in each region called on to supply markets in other regions – and the very broad product offer. Essilor has the world's largest ophthalmic optical product portfolio, with some 240,000 different references currently held in inventory.

In recent years, supply chain operations and inventory management have been optimized by raising skill levels and making increasing use of information technology, without losing sight of the core aim of maintaining the highest standards of service quality. In 2004, a 5-year action plan was launched to keep pace with the faster rate of product development and the resulting increase in the volume of flows and references to be managed.

Acquisitions

Essilor continued to implement its acquisition policy in 2004, expanding its positions in the prescription lens laboratory and finished lens distribution sectors. In all, the companies acquired during the year represent annual sales of €78 million.

Two acquisitions were made in Europe:

- **LTL**, which has strengthened Essilor's position in finished lens distribution and contributed to its multiple network strategy in Italy and Europe. LTL, which started life as a glass lens manufacturer, began selling plastic lenses directly to laboratories and wholesalers in 1990 and its customer base now spans Italy, the rest of Europe, the Middle East and South Africa. It also has its own prescription lens laboratory. With 140 employees, LTL reported sales of €32 million in 2003.
- **Delamare-Sovra**, a French producer of lens surfacing consumables with annual sales of €3 million.

In the United States, Essilor acquired controlling interests of 80% or 100% in six prescription lens laboratories:

- **21st Century Optics**, based in Long Island City, Queens (New York City). 21st Century Optics has 120 employees and annual sales of $15.5 million. It distributes the Varilux® and Crizal® brands.
- **Tri Supreme**, a long-standing partner of Essilor based in Farmingdale, Long Island, close to New York, has annual sales of $14 million and 95 employees.
- **Select Optical**, one of the leading independent laboratories in the state of Ohio, with annual sales of $9.8 million and 80 employees.
- **Opal-Lite**, a Varilux® distributor based in El Monte, a suburb of Los Angeles in California, with annual sales of $4.6 million and 44 employees.
- **Dunlaw Optical Laboratories Inc.**, based in Lawton, Oklahoma, with annual sales of $2 million.
- **Spectrum Optical Inc.**, based in Sauk Rapids, Minnesota, with annual sales of $4.1 million and 30 employees.

In Canada, Essilor acquired **Optic Lison** and Nikon-Essilor Canada acquired 50% of **Tech Cite**. These two prescription lens laboratories represent combined annual sales of €3 million.

In Australia, the Company acquired 50% of **City Optical**, based in Reversby, a suburb of Sydney. City Optical is one of Australia's leading independent laboratories, with annual sales of AUD 6 million (around €3.6 million) and 23 employees.

In India, Essilor strengthened its position in the Mumbai (Bombay) region, by acquiring a controlling interest in **Vijay Vision Private Limited**, a prescription lens laboratory, and its subsidiary Beauty Glass, representing annual sales of €1 million.

4.1.3.2. 2004 financial review

Projects undertaken in 2004

In the area of finance and accounting, 2004 was devoted to preparing the transition to IFRS. Working with the external auditors, the IFRS project team identified and measured the main effects of the IFRS adjustments to the 2004 pro forma consolidated financial statements. These effects are described in section 5. The first reported IFRS data will concern first-quarter 2005 sales, followed by first-half 2005 sales and results.

The internal audit team was strengthened in 2004 and "*Loi de Sécurité Financière*" (LSF) compliance work was continued, with the rollout of an internal control self-assessment system to the subsidiaries.

Results

Cost of sales – operating expenses

Gross margin – corresponding to sales less cost of sales – dipped to 60.3% of sales from 60.6% in 2003. The overall product mix improved in 2004, but the effect was cancelled by the inclusion of newly-acquired companies whose product mix and margins generally fall short of the Company average.

At the same time, however, acquisitions fuelled a 0.9-point improvement in the operating expense ratio (operating expenses expressed as a percentage of sales), because of their leaner structure and resulting lower overheads.

Operating income and operating margin

2004 increase in operating income	Reported	Like-for-like	Acquisitions	Currency
€ millions	39.1	49.2	7.1	(17.2)
In %	10.7%	13.5%	1.9%	(4.7)%

Operating income increased 10.7% to €403.9 million, while operating margin rose 0.7 points to 17.9%, reflecting:

- Satisfactory margins and sound cost discipline.
- Improved profitability in the United States and all other regions, except in Germany.
- Improved results at Transitions.

Net interest expense

Net interest expense rose 1.8% to €34.1 million. Interest charges net of investment income declined but cash discounts awarded to customers increased, as a result of higher sales, and write-downs of investments in non-consolidated companies were also up compared with 2003.

Non-operating expenses

Non-operating expenses amounted to €6.3 million versus €14.9 million. Costs for 2004 mainly concerned the closure of the Park Street plant in the United States (€1.5 million) and measures to assist employees affected by the closure of the Mouy plant in France (€4.1 million).

Pre-tax income after non-operating items

Pre-tax income after non-operating items came to €363.5 million, an increase of 14.9%.

Corporate income tax

The effective tax rate paid by the Company stood at 28% versus 28.5% in 2003. The decrease was attributable to the improved performance of several subsidiaries, enabling deferred tax assets to be recognized for their tax loss carryforwards.

Net income of companies accounted for by the equity method

The main companies accounted for by the equity method are 44.95%-owned VisionWeb and 15.13%-owned Bacou-Dalloz.

In 2004, this item represented a negative €8.1 million, compared with a negative €2.9 million the previous year, reflecting exceptional losses incurred by Bacou-Dalloz.

Amortization of goodwill

Amortization of goodwill increased to €25.9 million from €22.5 million, reflecting the large number of acquisitions made in 2003 and 2004.

Net income and earnings per share

Net income before minority interests rose 13.2% to €227.8 million, representing 10.1% of sales versus 9.5% in 2003. Net income came to €227.1 million, an increase of 13.4%. Earnings per share were up 12.9% at €2.24.

Balance sheet

Inventories and working capital

Inventories rose 3.1% to €319.1 million at December 31, 2004 from €309.6 million at end-2003. On a like-for-like basis, the increase was 3.5%, representing less than the growth in sales.

Capital expenditure and financial investments

€ millions	2004	2003	2002
Capital expenditure net of the proceeds from asset sales	154.9	139.9	140
Depreciation and amortization (excluding amortization of goodwill)	118.4	122.8	127.4
Financial investments	115.4	150.2	37.2
Cash flow	385.0	354.0	335.4

Capital expenditure net of the proceeds from asset sales amounted to €155 million in 2004, representing 6.9% of sales. The Company increased its spending on mass production capacity, to keep pace with higher sales volumes, and also extended the prescription lens laboratories' anti-reflective treatment capacity.
Financial investments totaled €115.4 million. Of the total, €69.7 million was spent on acquisitions (see "Acquisitions") and €45.7 million mainly on share buybacks.

Debt

€ millions			
Operating cash flow	383.4	Capital expenditure net of the proceeds from asset sales (1)	154.9
Proceeds from employee share issue	48.0	Change in working capital, currency effect and provisions	(31.6)
		Dividends	61.9
		Financial investments net of the proceeds from disposals (1)	114.0
		Reduction in net debt	131.3

(1) In all, the proceeds from disposals of property, plant and equipment and investments totaled €5.6 million in 2004.

The Company's improved profitability, robust performance and flat working capital led to a €131.3 million positive swing from net debt to a net cash position of €34 million, representing 3% of shareholders' equity. This was achieved despite the increase in the dividend and the major investment program.

Ratios

- Return on equity (ROE)
  Return on equity – corresponding to the ratio of net income to shareholders' equity – climbed to 17% in 2004 from 16.6% the previous year. The ratio has risen steadily in recent years, reflecting the Company's improved profitability and steps taken to limit growth in the number of shares outstanding.
- Return on assets (ROA)
  Return on assets – corresponding to the ratio of Ebit (earnings before interest and tax) to net assets – increased in each of the last five years, thanks to tight control over working capital which offset the effects of sustained capital expenditure. The ratio stood at 26.8% in 2004 versus 24.1% the previous year.

4.1.3.3. Capital stock

Changes in capital stock in 2004

Changes in capital stock in 2004 were as follows:
- €280,000 reduction, through the cancellation of 800,000 shares held in treasury.
- €345,636.55 increase, excluding premiums, corresponding to the issue of 987,533 new shares on exercise of stock options.
- €133,994.70 increase, excluding premiums, corresponding to the issue of 382,842 new shares to the Essilor 5 and 7-year employee stock ownership plans (FCPE Groupe Essilor).

Ownership structure at December 31, 2004

At December 31, 2004, the Company's share capital was €36,158,669.05, made up of 103,310,483 shares of common stock, each with a par value of €0.35 and all fully paid.

At December 31, 2004	Number of shares	%	Number of voting rights	%
Employees (in France and abroad)				
- Valoptec International Corporate Mutual Fund	4,748,436	4.60	9,496,872	8.61
- Essilor 5 and 7-year Corporate Mutual Funds	2,402,307	2.33	4,400,165	4.00
- Essilor Shareholding Plan	330,653	0.32	330,653	0.30
- Registered shares held directly by employees	1,297,382	1.26	2,376,746	2.16
Sub-total	**8,778,778**	**8.50**	**16,604,436**	**15.06**
Treasury stock				
- Treasury stock	1,372,788	1.33		
- Liquidity account	10,000	0.01		
Sub-total	**1,382,788**	**1.34**		
Public	**93,148,917**	**90.16**	**93,647,369**	**84.94**
Total	**103,310,483**	**100**	**110,251,805**	**100**

To the best of the Company's knowledge, no shareholder other than the FCPE Valoptec International corporate mutual fund holds more than 5% of the voting rights.

Stock options (options on new shares)

	At December 31, 2004	o/w in 2004
Options granted [1]	6,473,410	893,900
Options cancelled	177,938	18,604
Options exercised	3,475,646	987,533
Options outstanding [2]	2,819,826	

(1) Since the September 20, 1995 plan.
(2) Representing the equivalent of 2.73% of common stock outstanding at December 31, 2004.

Stock options (options on existing shares)

	At December 31, 2004	o/w in 2004
Options granted	670,250	
Options cancelled	17,513	5,177
Options exercised	101,181	83,326
Options outstanding [1]	551,556	

(1) Representing the equivalent of 0.53% of common stock outstanding at December 31, 2004.

The exercise price of both categories of options is equal to the average of the opening prices quoted for the Company's shares over the twenty trading days that precede the Board meeting at which the option grants are decided, without any discount.

Treasury stock

At December 31, 2003, Essilor held 1,269,837 shares in treasury. During 2004, 986,277 shares were bought back at an average price of €49, for the purpose of being cancelled, 10,000 shares were purchased under the liquidity contract, 800,000 shares were cancelled and 83,326 shares were sold on exercise of stock options at a price of €31.24. Following these movements, at December 31, 2004, Essilor held 1,382,788 shares in treasury, representing 1.34% of capital stock.

4.1.3.4. Parent company accounts and appropriation of 2004 income

Key figures from the parent company's 2004 accounts are as follows:

€ millions	2004	Change
Sales	658	1.2%
Operating income	63	2.5%
Operating margin	9.6%	
Income before non-operating items and tax	179	14.5%
Net income	164	13.8%

Essilor International sales rose 1.2%. Lens sales in the French market increased significantly, while instrument sales were slightly higher. Logistics center revenues from deliveries to subsidiaries were adversely affected by the drop in German lens sales in a difficult market. Sales by the Puerto Rican branch continued to decline, due to lower 1.5-index lens sales in North America.

Operating income rose slightly. The buoyant French market and increased revenues from subsidiaries – including royalties for the use of production processes owned by Essilor International and fees for the use of computer applications developed by the Company for the entire group – helped to offset the increase in research and development and engineering expenditure, as well as the rise in payroll and real estate costs.

Net interest income rose sharply, reflecting an improvement in the Company's cash position and higher dividend income from subsidiaries, including the special dividend paid by Transitions at the end of the year.

The income tax charge, which reflects the structure of the Company's income statement, was slightly higher than in 2003.

Net income came to €164 million, an increase of 13.8%.

The Board of Directors is recommending an increase in the net dividend to €0.76 per share from €0.56 for 2003. The recommended dividend represents a payout rate of nearly 34% of consolidated net income, which is in line with the average among quoted companies. The 35.7% increase in the dividend per share reflects the Company's good performance in 2004 and the abolition of the précompte dividend equalization tax.

The dividend will be paid as from May 18, 2005, in cash only.

2004 income appropriation

In €			
Net income for the year		163,638,162.10	
Retained earnings brought forward from prior year		6,785,707.81	
Appropriation to the legal reserve		(19,963.13)	
Transfer from the long-term capital gains reserve			
Income available for distribution			**170,403,906.79**
Transfer to the long-term capital gains reserve			
First dividend	2,169,520.14		
Additional dividend	75,295,528.06		
Total dividend	**77,465,048.20**	**77,465,048.20**	
Précompte dividend equalization tax			
Transfer to other reserves		88,000,000.00	
Unappropriated retained earnings		4,938,858.59	
Total			**170,403,906.79**

Dividends paid in the last five years were as follows:

In €	2003	2002	2001	2000	1999
Common shares					
Net dividend	0.56	0.50	0.41[1]	3.90	3.40
Tax paid in advance	0.28	0.25	0.20[1]	1.95	1.70
Total revenue	0.84	0.75	0.61[1]	5.85	5.10
Preferred non-voting shares					
Net dividend				4.02	3.52
Tax paid in advance				2.01	1.76
Total revenue				6.03	5.28

(1) after 10-for-1 stock-split carried out in 2001

4.1.3.5. Financial authorizations

Renewal of the authorization to buy back Company's shares

In May 2004, the Annual Shareholders' Meeting authorized the Board of Directors to buy back Essilor International shares representing up to 10% of the Company's capital stock on the date of purchase, as allowed under Articles L.225-209 *et seq.* of the Commercial Code. The authorization was given for a period of 18 months expiring on November 14, 2005.

The Board of Directors successively used the authorizations given at the Annual Shareholders' Meetings of May 16, 2003 and May 14, 2004, to purchase 986,277 shares in the period between January 1 and December 31, 2004, at an average price of €49 per share. No shares were sold during the period. At December 31, 2004, the Company held 1,382,788 shares in treasury, representing 1.34% of capital stock at that date. This information is disclosed in accordance with Article L.225-211 of the Commercial Code. At this year's Annual Shareholders' Meeting, to be held on May 13, 2005, the Board of Directors will ask shareholders to roll over this authorization on the following terms:

- In accordance with the Market Abuse directive 2003/6/EC dated January 28, 2003 addressing insider dealing and market manipulation, which came into effect on October 12, 2004 and is incorporated in the regulations of the *Autorité des Marchés Financiers*, the shares may be bought back solely for the following purposes:
  - *for cancellation;*
  - *for allocation on exercise of stock options and other stock grants, including stock grants without consideration governed by Article L.225-197-1 of the Commercial Code, made to Company employees and management;*
  - *for allocation on conversion or exchange of debt securities*

convertible or exchangeable for shares of the Company;
- *to ensure the liquidity of the Company's shares under a liquidity contract that complies with a Code of ethics recognized by the Autorité des Marchés Financiers;*
- *for delivery or exchange in connection with future external growth transactions.*

- The shares may not be bought back at a price in excess of €75 and may not be resold at a price of less than €35, as adjusted if necessary to take into account the effects of any corporate actions.
- The shares may be purchased, sold or transferred and paid for by any appropriate method, on an organized or over-the-counter market (including through straight purchases, or the use of financial instruments or derivatives or the implementation of options strategies). The entire share buyback program may be implemented through a single block purchase.
  The authorization is being sought for a period of eighteen months.

Financial authorizations to be voted in Extraordinary Shareholders' Meeting

The Board of Directors is seeking a 24-month authorization to cancel shares held in treasury, representing the equivalent of up to 10% of issued shares. The purpose of the cancellations would be to reduce the dilutive effect of employee stock options.

The Board is also seeking a 38-month authorization to grant stock options equivalent to up to 3% of the Company's share capital, and to grant shares representing up to 1% of capital (corresponding to either shares held in treasury or newly-issued shares) to employees and officers of the Company and/or of any companies that are at least 10%-owned by the Company, directly or indirectly, without consideration. The ceilings of 3% and 1% are not cumulative.

Finally, the Board is asking shareholders to renew authorizations given at earlier meetings. However, in accordance with the new securities legislation (government order no. 2004-604 dated June 24, 2004, ratified and amended by Act no. 20041343 dated December 9, 2004 and Decree no. 2005-112 dated February 10, 2005 amending and adding to Decree no. 67-236 dated March 23, 1967), the related resolutions concern:

- 26-month authorization to issue shares and securities which are convertible, redeemable, exchangeable or otherwise exercisable for shares, with pre-emptive subscription rights (share issues are capped at €25 million, debt issues are capped at €800 million).
- 26-month authorization to issue shares and securities which are convertible, redeemable, exchangeable or otherwise exercisable for shares, without pre-emptive subscription rights but with a priority subscription right at the Board's discretion (share issues are capped at €7 million, debt issues are capped at €800 million). Issues carried out under this authorization would be deducted from the maximum amount available under the authorization to issue shares and securities with pre-emptive subscription rights.
- 26-month authorization to increase the Company's share capital by up to €300 million, by capitalizing retained earnings, income, additional paid-in capital or other capitalizable amounts.
- 26-month authorization to issue new shares for cash and to grant newly-issued shares or share equivalents without consideration to members of an Employee Share Ownership Plan, in accordance with the law including Articles L.225-129, L.225-129-6 and L.225-138 of the Commercial Code and Article L.443-5 of the Labor Code. These issues and grants would be made to members of an Employee Share Ownership Plan set up by Essilor International or a related company, within the meaning of Article L.225-180 of the Commercial Code. Shares issued under this authorization would not exceed the equivalent of 3% of the shares outstanding at the issue date.

4.1.3.6. Annual Shareholders' Meeting

This year's combined Annual and Extraordinary Shareholders' Meeting will be called for the first time on May 4, 2004 and will be held on second call on:

Friday, May 13, 2005
at 10:30 a.m.
at Palais de la Bourse
Place de la Bourse - 75002 Paris

4.1.3.7. 2005 outlook

In 2005, Essilor will continue to implement its strategy of launching innovative products and making targeted acquisitions in the ophthalmic lens sector.

The year began with the launch of the fifth generation Transitions® polycarbonate lenses and 1.67 very high-index lenses. The worldwide rollout of Varilux® Ipseo™, Crizal® Alizé™ and Varilux® Ellipse™ will continue, along with the marketing of 1.74 ultra-high index lenses throughout the networks.

Two more prescription lens laboratories have recently been acquired in the United States, Vision-Craft Inc. based in Detroit, Michigan, and Midland Optical, based in Saint Louis, Missouri.

4.2. DEPENDENCE ON PATENTS, SUPPLY CONTRACTS AND KEY CUSTOMERS

The group is not dependent on any patent which currently has a material impact on its operations or which could have a significant impact on its expiry. Similarly, it is not dependent on any supply contract, since purchases are spread among a number of suppliers. Nor is it dependent on key customers, since the world's more than 200,000 eyecare professionals all represent potential customers for Essilor products.

4.3. EMPLOYEES

As of December 31, 2004, Essilor had 25,886 employees worldwide, including 2,845 at Transitions Optical Inc., Nikon-Essilor Co. Ltd. and Essilor Korea.

4.3.1. Average number of employees


24,045
21,714
22,300
2004
2003
2002

4.3.2. Analysis of employees

4.3.2.1. Breakdown by region


26.6%
Latin America/
Asia-Pacific/
Africa
34.1%
North America
39.3%
Europe

4.3.2.2. Breakdown by category


12.7%
Management
27.6%
Supervisory
and administrative
59.7%
Production

4.3.3. Social data report

A Social Data Report, produced each year for employees of Essilor International, is distributed to all employees and to shareholders at the Annual Meeting. It is also available to anyone on request.

4.3.4. Social policy

(Disclosures made in application of the "NRE" Act in France)

The following information mainly concerns Essilor International, the parent company. Additional information, over and above that required under French legislation is provided by the Sustainable Development Department in the group's Annual Report. The data disclosed in the annual report is based on the international indicators recommended by the Global Reporting Initiative.

Essilor has made five basic commitments to employees:
- To contribute to their personal development and fulfillment by offering them career opportunities in a global, multi-cultural and decentralized organization.
- To provide a working environment that respects their physical and moral integrity, whatever their origins.
- To treat all employees fairly, in all circumstances.
- To enhance their employability, inside and outside the organization, by facilitating their access to training throughout their career, as well as by increasing their empowerment and responsibilities in order to deepen their experience.
- To help them become shareholders of the Company, by implementing a responsible employee stock ownership policy.

Article 1a

Number of employees of the parent company: 3,231 permanent employees + 132 employees under fixed-term contracts = 3,363 (total France) + 261 (Essilor Industries) = 3,624. Out of the 132 people hired under fixed-term contracts at December 31, 2004, 98 (74%) were students taken on under work-study schemes with qualifications ranging from vocational diplomas to post-graduate degrees.

Number of new hires: 164 permanent employees + 84 employees under fixed-term contracts = 248.

Terminations: no lay-off plans involving more than 9 employees in France were implemented in 2004. 2 employees were laid off following the elimination of their job or because they chose not to accept a change in their employment contract. 24 employees were terminated for other reasons (poor performance or medical inaptitude).

Overtime: in 2004, employees in France worked a total of 4,226 hours overtime.

Temporary staff and use of subcontractors: in France, temporary employees represented the equivalent of 286 full-time employees in 2004, calculated on a monthly average basis. 44% of these employees replaced permanent employees on leave of absence and 56% were taken on to cope with surges in the order flow. 63 temporary employees were subsequently hired under permanent contracts.

In addition, 325 employees of subcontractors worked for the Company in 2004. They included 96 facilities maintenance employees, 100 IT engineers, 36 security guards, 20 company restaurant staff, 8 security staff and 65 persons performing other functions.

Article 1b

Information about lay-off plans and measures to protect jobs, transfer employees to other positions, take back staff previously laid off and support employees who are being terminated: no lay-off plans involving more than 9 employees were carried out in France in 2004. However, a plan to close the Mouy plant in the Oise region of France was presented to representatives of the plant's 40 employees in October and November 2004. Closure was scheduled for February 28, 2005. The results of the redeployment measures implemented in relation to this plant closure will be provided in this section of the group's 2005 reference document.

Article 2

Organization of working hours: the "35-hour week" agreement of March 30, 2000, which came into effect on September 1, 2000, defines the organization of working hours at Essilor.

Working hours: the 1,388 monthly-paid employees work a 36-hour week, the 889 shift-workers work a 33.5-hour week and the 218 hourly-paid employees work a 38.5-hour week (in all cases not including rest periods). Employees in all three categories are also entitled to 6 "RTT" days off per year and their average working week, determined on an annual basis, is therefore 35 hours, 32.5 hours and 37.5 hours respectively. The 724 employees whose working time is determined on the basis of days rather than hours work 216 days per year and are entitled to between 9 and 13 "RTT" days off, depending on the year. Senior executives and sales representatives – representing 144 people in total – are not covered by working hours legislation but are entitled to 10 days off per year in addition to their paid vacation. Lastly, 146 employees work part time.

Absenteeism: in 2004, the absenteeism rate was 5.8%. The causes, in declining order of importance, were sick-leave of less than 6 months (78.9%); maternity leave (10.9%), authorized leaves of absence (5.2%), workplace accidents (2.3%), leaves of absence for personal reasons (2%), accidents on the way to or from work (0.5 %), and absences for non-work-related obligations (0.2%).

Article 3

Compensation: the total payroll in 2004 amounted to €123,702,000.

Payroll taxes (other than on profit-related incentive bonuses): €58,252,000.

Compensation increases: average compensation increases – all employee categories combined – stood at 3.9% in 2003 and 2004.

Employee incentive plans: a profit-related incentive bonus plan (*plan d'intéressement des salaries aux résultats de l'entreprise*) and employee stock ownership plans (*plans d'épargne entreprise*) have been set up in France in accordance with the requirements of *Titre IV, Livre IV* of the Labor Code.

Equal treatment of men and women: each year, a report on equal treatment of men and women is prepared by each facility and submitted to the facility's employee representatives (*comité d'établissement*) at the same time as the social data report (*bilan social*). In 2004, in accordance with the applicable legislation, a report comparing the situations of men and women was drawn up and presented to employee representatives.

Essilor is fortunate in having a large number of committed employee shareholders, represented by the Valoptec Association, which is completely independent from the Company. Essilor actively encourages employee stock ownership, with a total of some 6,000 employees worldwide currently holding Essilor shares.

Article 4

Labor relations: in France, the following five trade unions are represented at Essilor: C.F.D.T., C.F.E.-C.G.C., C.F.T.C., C.G.T. and C.G.T.-F.O.

Corporate agreements: the following were signed in 2004:

- **An addendum to the employee stock ownership plan**
  The signatories of the December 29, 2003 agreement relating to the Company's employee stock ownership plan decided to amend the agreement in order to enable employees to have access to their savings under the plan in the exceptional circumstances set out in Act no. 2004-804 of August 9, 2004 which contains a series of measures to encourage consumer spending and investment.
- **An end-of-career management agreement**
  The Pension Reform Act of August 21, 2003 extended the minimum contribution period for employees to be eligible for a full-rate retirement pension. This reform was intended to encourage people to work longer, leading to an increase in the number of older workers. Under the terms of the Act, people who began their careers before the age of 16 may retire before their sixtieth birthday, provided they have paid enough social security contributions to be eligible for a full-rate pension.
  The signatories of Essilor's end-of-career management agreement therefore decided to review its terms and conditions in order to reflect the new legal framework and the fact that the number of employees retiring from the Company is expected to increase in future years.
- **A profit-related incentive bonus plan agreement for 2004, 2005 and 2006**
  This concerned the renewal of the previous incentive bonus plan agreement that was due to expire.

Article 5

Workplace health and safety: in 2004, Essilor restated its commitment to health and safety at its sites. The group also continued to develop, implement and regularly improve workplace health and safety management systems at all production facilities in France and worldwide, with the aim of obtaining OHSAS 18001 certification. A further site in France was OHSAS 18001-certified during the year (see Article 9 "Objectives set for foreign subsidiaries" of the Environment Policy section below for further details of OHSAS 18001 certification).

Workplace accidents: in 2004, 37 lost-time accidents and 25 accidents without lost time were reported involving Essilor employees in France, together with 4 lost-time accidents and 6 accidents without lost time involving temporary staff.

Occupational illnesses: 11 cases of occupational illnesses were reported in France in 2004, all corresponding to musculoskeletal illness ("Table 57" illnesses).

Article 6

Training: Essilor's commitment to continually honing the skills of its employees has been reflected for many years now in the amount of resources allocated to training, which has remained stable at around 4% of total payroll. This level was reached once again in 2004, despite strict cost containment measures.

The Company's general training policy focuses on providing both group and individual training sessions to increase employees' skill sets and their employability. The areas covered range from job-related techniques and technology, through corporate methodology such as project management methods, to management and communication skills – which are an indispensable component of the group's matrix-based structure – as well as cross-functional knowledge of Essilor's fields of expertise.

Change management is another key training topic. This encompasses managing change from both an individual perspective (career mobility) and on a group level, such as coming to grips with new technology and organization methods.

The 2004 training budget for all French units represented 4.0% of the total payroll. 1,780 Essilor employees in France (53% of the total) participated in at least one training session during the year. Over 3,000 training sessions were organized, representing around 46,000 hours' training.

The main training topics were Environmental Protection/Quality/Workplace Health and Safety (11% of training hours, 21% of trainees), Job-Related Technology and Techniques (16% of training hours, 18% of trainees), Communication/Management Skills (19% of training hours, 16% of trainees), Language Skills (13% of training hours, 15% of trainees), Administration/Sales/Management (13% of training hours, 13% of trainees), and Information Technology and Office Systems (10% of training hours, 12% of trainees).

Thirty employees attended work-study courses and obtained qualifications (14% of training hours).

As well as its commitment to training employees, for more than twelve years Essilor has run apprenticeship programs. Each year it takes on 40 new apprentices, approximately a quarter of whom ultimately join the company. In 2004, Essilor managed 146 apprenticeship contracts.

Article 7

Disabled workers: in 2004, Essilor had 131 disabled employees in France, including 85 administrative and production workers, 15 supervisors and 31 managers.

Article 8

Employee welfare programs: in France in 2004, Essilor paid €4,554,330 to employee benefit plans (health insurance, death/disability insurance) and €2,586,297 to supplementary pension plans.

The Company's statutory contribution to employee travel costs amounted to €2,030,112 and the cost of meal vouchers issued to employees was €962,856.

The total budget awarded to the various Work Councils to finance employee leisure activities was €1,280,434, representing 1.15% of the total payroll, and a further €221,002 were paid to cover the Work Councils' administrative costs.

Match-funding payments to the Vacation Vouchers plan covering 709 employees amounted to €474,014.

The 0.45% government housing levy came to €453,827. The cost of employee medical check-ups was €252,156.

Essilor also supplies optical equipment to employees, according to specific rules, and pays the cost of long-service awards and optical industry long-service awards, adding a further bonus determined according to a set scale. Lastly, the Company pays days off granted to fathers or mothers to take care of a sick child, according to specific rules.

Article 9

Impact on regional employment and development, use of subcontractors, compliance by subsidiaries with the fundamental conventions of the International Labor Organization (ILO): in 2003, Essilor pledged support for the Global Compact initiative launched by the UN Secretary General after the Johannesburg Summit in 2002, confirming its long-standing commitment to the Compact's underlying principles. In 2004, Essilor participated in the preparatory work which culminated in the addition of a tenth principle to the Global Compact relating to the promotion and adoption of initiatives to counter all forms of corruption. This principle, which Essilor respects, is based on the United Nations Convention against Corruption.

As a responsible employer, Essilor participates in the development of the regions where its facilities and laboratories are located, contributing directly to enhancing the skills and quality of life of the men and women employed by the group and indirectly to those of their families. More generally, Essilor also contributes to the advancement of the people working and living in its host communities.

In 2004, payments to sub-contractors represented 12% of purchases.

The fundamental conventions of the International Labor Organization (ILO) have not all been ratified in all of the countries in which Essilor operates. However, the group promotes compliance with these principles thanks to its international coordination of human resources and its regional and business-level management structure, as well as through various specific measures such as the progressive implementation of a reporting system for sustainable development indicators. This new reporting system will enable the group to include indicators specifically applicable to Essilor's businesses in its sustainable development report, including HR4, HR5, HR6 and HR7 of the Global Reporting Initiative (GRI) which correspond to the four ILO fundamental conventions.

Essilor also has a European Dialogue and Information Committee (EEDIC) which includes representatives from each subsidiary in the European Union countries where the Company conducts direct operations. The subjects dealt with at its meeting of May 28, 2004 held in Warsaw included shared service centers, a European employee stock ownership plan and training within Europe. In addition, the Committee was given a presentation concerning the economic situation in the European markets, including 2003 results and the outlook for 2004, and it discussed a proposed addendum to the EEDIC agreement of October 2000. The final version of this addendum was approved in 2004.

Lastly, all production facilities manage human resources information according to the same structure as the social data report (bilan social) in France.

4.4. RISKS

4.4.1. Market risks

Market risks are managed by Corporate Treasury. The head of Corporate Treasury and Financing reports directly to the Chief Financial Officer, who is a member of the Executive Committee. The Company is equipped with Reuters financial information terminals and with the "Cash Flow" treasury management software (Reuters group).

4.4.1.1. Financing

Financing strategy is designed to ensure that borrowing needs are met at all times, in terms of both amounts and duration. This is achieved by diversifying sources of financing, through a mix of bank facilities and debt issues on the financial markets.

An example of this strategy was the replacement, in 2004, of a €320 million syndicated credit facility expiring in October 2005 with a new €600 million facility expiring in July 2009. Timed to take advantage of favorable market conditions, the refinancing extended the average life of the Company's facilities while also increasing the total amount available.

Borrowings against confirmed facilities (bonds, structured loans), drawn initially in euros, totaled €581 million at December 31, 2004. At that date, the Company also had access to two undrawn syndicated multi-currency facilities expiring in 2007 and 2009, for a total of €1,050 million. In 2004, those two facilities have not been used.

The loan agreement for the new €600 million syndicated facility negotiated in 2004 does not include any covenants requiring Essilor to meet certain consolidated ratios at all times. The ratios applicable to the Company's other facilities were re-negotiated during the year and cancelled.

As a general rule, Essilor International negotiates with its banking partners the facilities required to meet the needs of the business, and refinances the vast majority of its subsidiaries through intercompany loans.

When these intercompany loans are in foreign currencies, the currency risk is systematically hedged.

At December 31, 2004, foreign currency loans to subsidiaries totaled €290 million, of which €172 million were hedged by cross currency swaps in US dollars maturing at various dates in 2006 and 2007, and €118 million were hedged by forward contracts.

4.4.1.2. Interest rate risk

Since substantially all financing is raised by Essilor International, interest rate risk is also managed at parent company level.

The management policy consists in protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking in the benefits of favorable rates.

At December 31, 2004, including the convertible bonds (Oceane), 74% of drawdowns on confirmed facilities were at fixed rates. 21% of all drawdowns on confirmed facilities have been swapped into fixed rates.

Sensitivity to changes in interest rates at December 31, 2004

(In accordance with the recommendation of the French securities regulator (AMF), floating rate assets and liabilities are analyzed based on the next interest adjustment date and are therefore reported as due within one year, whatever are their final maturity).

€ millions	Overnight to one year	1 to 5 years	More than 5 years	Total
Floating rate financial liabilities [1]	335			335
Floating rate financial assets	(680)			(680)
Swaps (fixed rate borrower/floating rate lender)	(122)			(122)
Net floating rate position	**(467)**	**0**	**0**	**(467)**
Fixed rate financial liabilities [2]			311	311
Swaps (fixed rate borrower/floating rate lender)		122		122
Net fixed rate position	**0**	**122**	**311**	**433**

(1) Including local facilities and obligations under finance leases (€63 million) (2) Convertible bonds

A one-point increase or decrease in interest rates would have the effect of increasing or reducing the Company's interest expense by €4.67 million.

4.4.1.3. Counterparty risk

Cash surpluses are invested in liquid and risk-free treasury instruments. The 2003 convertible bond issue and the free cash flow generated in 2004 led to a further increase in these surpluses and the Company therefore maintained its strict limits on investment periods, counterparts and risks. Counterparty banks, most of which are already Company partners, must be rated investment grade or higher by Moody's and Standard and Poor's.

At December 31, 2004, temporary cash surpluses were invested in 23 different money market funds and in bank deposits, issued by 14 different counterparts.

4.4.1.4. Currency risk

Currency risks are systematically hedged using appropriate market instruments, including forward exchange contracts and options.

The vast majority of currency risks are managed by Essilor International. Currency transactions are subject to pre-determined position limits designed to optimize the protection afforded by the hedges. Currency risks on intercompany and external commercial transactions, dividends and royalty payments are systematically hedged based on 80% to 100% of the identified exposure. Currency risks on financial transactions (purchases and sales of investments, share issues) are managed on a case-by-case basis, according to the probability that the transaction will take place, using the most appropriate products.

Intercompany commercial transactions (not involving Essilor International) that generate a material currency risk are hedged locally (or via Corporate Treasury) by the subsidiary that incurs the exposure, with the support and approval of Corporate Treasury. The instruments used are forward and spot purchases and sales of foreign currencies. Here again, 80% to 100% of the identified exposure is hedged. Position data are reported to Corporate Treasury on a quarterly basis. However, the total amount of currency hedges held in the subsidiaries and not managed by Essilor International remains marginal.

It is Company policy not to hedge certain local risks, primarily the risk of a fall in the US dollar against the currencies of certain Asian countries (other than Japan) where the Company has manufacturing operations. These positions are included in the tables below

Consolidated currency risk on assets and liabilities at December 31, 2004 (€ thousands).

Currency 2 \ Currency 1	EUR	GBP	MXN	USD	Other	Total
AUD	(6)	(13)		(489)	13	(495)
BRL	(18)			(43)		(61)
CAD	(99)			(1,172)	(92)	(1,362)
CHF	(395)					(395)
CNY	(151)			(7,003)	(991)	(8,145)
DKK	(76)				(8)	(84)
EUR		(1,084)		4,177	919	4,011
GBP	334			(39)	0	295
HUF	(166)					(166)
IDR				(49)	(92)	(141)
INR				158	(45)	113
JPY				(181)		(181)
KRW	(2)			616	(186)	427
MYR	(381)					(381)
NOK	(298)	(2)		(4)	(1)	(305)
NZD				(14)	(145)	(159)
PHP	(89)			4,060	(658)	3,313
PLN	912	(29)				883
SGD	(131)	(14)		8,175	971	9,001
USD			3,220		165	3,386
Total	**(565)**	**(1,142)**	**3,220**	**8,192**	**(151)**	**9,554**

Currency 1: risk currency; Currency 2: reference currency; Sign convention: (-) Currency 1 sold against Currency 2, (+) Currency 1 purchased against Currency 2

This table is a compilation of net balance sheet positions, after hedging (Assets – Liabilities +/- Off-balance sheet positions related to 2004 transactions), in the main operating currencies of consolidated companies at December 31, 2004. For example, the Company is a net buyer of USD against PHP in a euro amount equivalent to €4,060 thousand and a net seller of GBP against EUR in a euro amount equivalent to €1,084 thousand. Total net currency risk exposure represented the euro equivalent of €9,554 thousand at December 31, 2004.

4.4.2. Legal risks

To the best of the Company's knowledge, it is not currently involved and has not recently been involved in any claims, litigation or arbitration proceedings that would be likely to have a material adverse effect on its financial position, results of operations, business or assets and liabilities.

4.4.3. Industrial and environmental risks

As a responsible enterprise, Essilor is committed to:
- Participating in sustainable development initiatives by helping to protect the environment and promoting recyclable products.
- Complying fully with all applicable environmental regulations in all host countries throughout the world (Source: Essilor International profile).

By its very nature, Essilor's business has only a limited impact on the environment. Nevertheless, a voluntary process has long been in place to accurately determine the environmental impact, however slight, of our activities, based on ISO 14000 standards.

4.4.3.1. Industrial risks

One of our priorities is to raise employees' awareness of industrial risks and give them adequate training in identifying and preventing these risks. We manufacture a vast number of different products which must all be totally dust free, and keeping production areas perfectly clean and tidy has become second nature. However, we must also ensure that we do not overlook or under-estimate the risks inherent in any industrial activity, while at the same time avoiding any lowering of our standards of cleanliness and tidiness.

As of December 31, 2004, thirteen plants had ISO 14001-certified environmental management systems, five more than at end-2003. The other two plants with ISO 14001 programs are in the process of earning certification. We are ahead of schedule with these programs, with an 87% environmental management system certification rate for our plants.

During 2004, we also continued the program launched in 2003 to set up OHSAS (Occupational Health and Safety Assessment Series) workplace health and safety management systems. As of the year-end, seven plants had OHSAS 18001-certified systems, two more than at end-2003. The other plants are in the process of earning certification. We are on schedule with this program, with a 47% workplace health and safety management certification rate for our plants.

4.4.3.2. Environmental policy

(Loi sur les Nouvelles Réglementations Économiques)

The information provided below mainly concerns Essilor International.

As a responsible enterprise, Essilor is committed to participating in sustainable development initiatives by helping to protect the environment and promoting recyclable products, and to complying fully with all applicable environmental regulations in all host countries throughout the world.

Article 1

Consumption of natural resources, waste, discharges and disamenities:
Water: 325,240 cubic meters (302,589 cubic meters based on the 2003 scope.

Raw materials: the main raw materials used by Essilor in France in 2004 were CR39 monomers, including 670 metric tons for standard-index ophthalmic lenses and 190 metric tons for other index lenses. The Company also used 465 metric tons of polycarbonate pellets for light, recyclable ophthalmic lenses with high mechanical resistance.

Energy: 79.6 GWh. (Electricity: 57.6 GWh, Gas: 21.5 GWh, Fuel oil: 0.5 GWh) (62.2 GWh based on the 2003 scope).

Selective waste disposal: 90% of Essilor's facilities in France have selective waste disposal systems, in addition to compulsory systems to separate ordinary industrial waste from potentially harmful waste.

Waste water treatment: all the plants in France treat waste water before it is released into the environment. Treatment processes range from simple neutralization, decantation, de-oiling, or a combination of these processes, to complete purification stations.

Toxic matter retention: all chemicals are stored in a manner to prevent polluting products from leaking into the soil or the aquatic environment in case of an accident

Noise: a person living alongside the Essilor plant in Dijon made a verbal complaint about the noise from the warning signal emitted by forklift trucks when they are being reversed.

Odors: no complaints concerning odors were received in France in 2004.

Article 2

Biological balance, natural environment, and protected species:
Essilor's environmental management systems include measures to avoid upsetting the biological balance, or harming the natural environment or protected animal and plant species.

Article 3

Certifications: the three plants in France are ISO 14001-certified (See other ISO 14001 certifications below, under "Article 9").

Article 4

Compliance: Essilor's environmental management systems include measures to guarantee compliance with all applicable environmental laws and regulations.

Article 5

Environmental expenditure: Expenditure made in 2004 to prevent any damage to the environment totaled €1,199,100. This amount concerns the four plants, the research and development center and three prescription lens units, representing a total of eight facilities in France. The sharp rise compared with 2003 was due to a major project to extend the purification station at one site, to keep pace with significantly higher production volumes. This project, which also included upgrading measures, accounted for nearly three quarters of total environmental expenditure for the year.

Article 6

Environmental organization and management systems: The corporate health, safety and environment department provides assistance to the network of local correspondents by telephone, fax and via its intranet site. The department is staffed with experts in the environment, health, safety and ergonomics. With English as its working language, it provides support, assistance and coordination services to all Essilor entities on health, safety and environmental issues.

In line with the Company's decentralized management policy, which focuses on empowering front-line managers, the individual entities have their own health, safety and environment experts. In 2004, they were all invited to attend an international Environmental, Health and Safety Institute congress, providing an opportunity to share information about their respective experiences, best practices and projects. Annual target-based action plans are drawn up to help prevent and reduce environmental risks. Lastly, despite the very low risk, each site has set up a structure to deal with pollution incidents that could have consequences – however small – on the environment beyond the site perimeter.

The ISO 14001 program provides for the introduction of an environmental policy at each site. One of the recurring aims of this policy is to improve internal communication and education on environmental issues. In 2004, for example, we prepared a document entitled "Seeing the world better – Our contribution to sustainable development", which was widely distributed (with 6,000 copies printed in English and 4,000 in French). Representing our first sustainable development report, its purpose was to inform employees and raise their awareness of environmental issues, while also communicating transparent and consistent non-financial information within and outside the organization.

Article 7

Provisions and guarantees: Essilor was not required to record any provisions for environmental risks in 2004 or to set up any related guarantees. These risks are self-insured.

Article 8

Indemnities: Essilor has not been required to pay any court-ordered indemnities for environmental damage and is not required to conduct any rehabilitation work.

Article 9

Objectives set for foreign subsidiaries: The main objective for foreign subsidiaries is to comply fully with the applicable regulations. Based on this fundamental principle, Essilor has begun setting up environmental management systems at 15 of its production facilities outside France. The plants in Brazil (1), China (1), the United States (1), Ireland (2), Mexico (1), the Philippines (2), Thailand (1) and Puerto Rico (1) are ISO 14001-certified (representing ten sites outside France and thirteen in total). The two remaining plants are on course to be ISO 14001-certified in 2005. As of December 31, 2004, compared with end-2003 on a same scope basis, 5 more plants worldwide had obtained ISO 14001 certification of their environmental management systems. The Company is ahead of schedule with these programs, with an 87% certification rate for its worldwide plants (13 out of 15).

Essilor is also setting up workplace health and safety management systems at its fifteen plants. Its plants in Brazil, China, the Philippines and Thailand are all OHSAS 18001-certified, representing five sites outside France and seven in total. Most of the other eight sites are expected to be OHSAS 18001-certified in 2005 and the remainder in 2006. As of December 31, 2004, compared with end-2003 on a same scope basis, two more plants worldwide had obtained OHSAS 18001 certification of their workplace health and safety management systems. The Company is on schedule with this program, with a 47% certification rate for its plants (7 out of 15). Workplace health and safety management systems are a fairly recent development and the number of companies with OHSAS 18001 certification programs is still relatively limited.

4.4.4. Insurance

Essilor has a long-standing risk prevention and protection policy, which is regularly updated. The factories are audited by the Company's insurers who issue reports detailing the levels of insurance cover required at each site and, where applicable, recommending measures to reduce insurance risks.

The Company's insurers' engineering departments are consulted on all construction projects and other major work, concerning both design and protection aspects.

The projects are reviewed and adjusted to take into account of both the business needs and the prevention targets set jointly with the insurers. Physical assets are regularly valued by independent experts. The growing geographical diversification of the operations helps to limit the potential impact on the Company's financial position of a major loss at a given site.

Most insurable risks are covered by global insurance programs comprising a master policy written in France and local policies that provide consistent coverage levels for the operational risks of all entities worldwide.

All cover is taken out with leading international insurers.
The programs cover property and casualty risks (fire, explosion, machine damage, natural disasters), business interruption (loss of gross margin caused by the halting of production due to an accident), liability claims (operating, post-delivery, professional, environmental) and transportation risks (covering all movements of goods).

Under the laws of certain countries, insurance cover must be taken out with local insurers, in which case the guarantees may be different from those provided under the global insurance programs. The global master policy covers any excess loss not covered by a local policy.

Essilor does not have captive insurance company.

Entities not controlled by Essilor manage their own insurance programs.

The Company is not exposed to any specific business or geographic risks. No major claims were made in 2004 and the Company is not involved in any significant litigation.

In 2004, Essilor estimated the extent of its exposure to major risks, after taking account of the mitigating effects of internal controls and preventive measures as well as its existing insurance cover. Based on the results of this analysis, the maximum insurance cover was kept at €150 million for property, casualty risks and business interruption, and at €1.524 million for transportation risks. The total cost of the worldwide insurance programs in 2004 was €3.4 million.

Local insurance policies are taken out by subsidiaries to add to the cover provided by the global programs and comply with local insurance requirements.

The aim of the insurance policies is to protect the Company's assets and, thus, its shareholders' interests, as well as to defend the interests of employees and customers.

5.1. CONSOLIDATED FINANCIAL STATEMENTS

5.1.1. Key financial data, year ended December 31, 2004

€ millions, except for per share data	2004	2003	2002
Income statement			
Sales	2,260	2,116	2,138
Operating income	404	365	341
Pre-tax income after non-operating items	363	316	278
Net income	227	200	182
Basic earnings per share	2.24	1.98	1.82
Diluted earnings per share	2.15	1.95	1.81
Balance sheet			
Capital stock	36	36	36
Shareholders' equity	1,335	1,206	1,212
Net debt (cash surplus)	(34)	97	163
Fixed assets, net	1,065	1,049	1,088
Total assets	**2,584**	**2,495**	**2,158**

5.1.2. Consolidated income statement, year ended December 31, 2004

€ thousands, except for per share data	Note	2004	2003	2002
Sales	3	2,260,376	2,116,419	2,138,269
Cost of sales		(897,600)	(834,175)	(861,757)
Other operating expenses		(958,832)	(917,391)	(935,930)
OPERATING INCOME	3	**403,944**	**364,853**	**340,582**
NET INTEREST EXPENSE	4	**(34,132)**	**(33,518)**	**(36,670)**
NON-OPERATING EXPENSE, NET	5	**(6,347)**	**(14,961)**	**(26,183)**
PRE-TAX INCOME AFTER NON-OPERATING ITEMS		**363,465**	**316,374**	**277,729**
Corporate income tax	6	101,691	90,319	78,289
NET INCOME FROM CONSOLIDATED COMPANIES		**261,774**	**226,055**	**199,440**
Net income/(loss) of companies accounted for by the equity method	12	(8,117)	(2,880)	6,637
Amortization of goodwill	8	25,884	22,517	23,670
Minority interests		666	327	54
NET INCOME		**227,107**	**200,331**	**182,353**
Basic earnings per share		2.24	1.98	1.82
Weighted average number of common shares (thousands)		101,483	101,099	100,141
Diluted earnings per share		2.15	1.95	1.81
Diluted weighted average number of common shares (thousands)		108,180	104,331	100,667

5.1.3. Consolidated statement of cash flows, year ended December 31, 2004

€ thousands	2004	2003	2002
NET INCOME	**227,773**	**200,658**	**182,406**
Income from companies accounted for by the equity method, net of dividends received	8,694	4,034	(6,637)
Depreciation, amortization and provisions	148,505	149,319	159,596
CASH FLOW	**384,972**	**354,011**	**335,365**
Change in provisions for contingencies and charges	6,786	10,381	14,739
Gains and losses on asset disposals	2,715	(1,478)	(1,892)
Investment grants written back to income	(17)	26	(117)
Change in deferred taxes	(7,092)	3,111	11,378
Decrease (increase) in inventories	(9,556)	15,670	23,147
Decrease (increase) in receivables and deferred charges	11,312	(38,362)	3,741
Increase (decrease) in payables and deferred income	15,843	47,358	(8,801)
Increase (decrease) in accrued interest	(1,064)	1,451	(1,184)
NET CASH PROVIDED BY OPERATIONS	**403,899**	**392,168**	**376,376**
Capital expenditure	(159,068)	(150,211)	(144,817)
Disposals of assets	6,043	10,344	4,802
Acquisitions of shareholdings and new loans extended	(115,638)	(150,286)	(37,214)
Repayments of loans	-	-	-
NET CASH USED BY INVESTMENT ACTIVITIES	**(268,663)**	**(290,153)**	**(177,229)**
Issuance of shares	47,982	26,437	40,350
Dividends paid to:			
- Essilor shareholders	(61,841)	(58,838)	(46,198)
- Minority shareholders in subsidiaries	(129)	(304)	
New borrowings raised/(repayment of borrowings)	(67,858)	309,346	(5,062)
Impact of changes in scope of consolidation	10,600	21,103	6,085
NET CASH (USED)/PROVIDED BY FINANCING ACTIVITIES	**(71,246)**	**297,744**	**(4,825)**
CHANGE IN CASH AND CASH EQUIVALENTS	**63,990**	**399,759**	**194,322**
Cash and cash equivalents at beginning of year	580,548	207,765	56,467
Impact of exchange rate changes on cash and cash equivalents	3,576	(26,976)	(43,024)
CASH AND CASH EQUIVALENTS AT END OF YEAR	**648,114**	**580,548**	**207,765**
Marketable securities	572,654	516,622	189,483
Cash	107,281	94,999	62,978
Short-term bank loans and overdrafts	(31,822)	(31,073)	(44,696)

5.1.4. Consolidated balance sheet, at December 31, 2004

Assets

€ thousands	Note	2004	2003	2002
Intangible assets	7	109,828	115,787	124,667
Goodwill	8	310,085	307,934	292,008
Property, plant and equipment	9	543,132	512,978	526,626
FIXED ASSETS, NET		**963,045**	**936,699**	**943,301**
Investments in companies accounted for by the equity method	12	57,457	69,175	94,616
Other long-term financial investments	11	44,894	43,398	50,176
OTHER NON-CURRENT ASSETS		**102,351**	**112,573**	**144,792**
Inventories and work in progress	13	319,125	309,569	325,239
Advance payments to suppliers		8,315	7,035	8,250
Operating receivables	13	438,427	441,250	395,735
Deferred tax assets	6	47,496	40,404	43,515
Other receivables		10,163	18,863	26,830
Treasury stock		449		
Capital subscribed, called, unpaid				
Marketable securities	15	572,654	516,622	189,483
Cash		107,281	94,999	62,978
Prepayments and other assets		14,798	15,868	13,955
CURRENT ASSETS		**1,518,708**	**1,444,610**	**1,065,985**
Deferred charges	14	31	1,322	3,712
TOTAL ASSETS		**2,584,135**	**2,495,204**	**2,157,790**

Liabilities and shareholders' equity

€ thousands	Note	2004	2003	2002
Capital stock		36,159	35,959	35,939
Additional paid-in capital		212,449	194,091	189,674
Reserves		1,154,741	1,016,072	892,486
Treasury stock		(63,695)	(47,459)	(45,212)
Cumulative translation adjustment		(231,512)	(192,700)	(42,817)
Net income		227,107	200,331	182,353
SHAREHOLDERS' EQUITY	16	**1,335,249**	**1,206,294**	**1,212,423**
Minority interests	17	3,850	2,989	1,728
Minority interests in income	17	666	326	54
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**1,339,765**	**1,209,609**	**1,214,205**
Provisions for pensions and other post-retirement benefits	18	71,179	57,476	53,386
Provisions for contingencies and charges	18	32,716	37,248	40,166
TOTAL PROVISIONS	18	**103,895**	**94,724**	**93,552**
Borrowings	19	646,051	709,034	415,551
Advances and deposits received from customers		7,257	10,172	3,523
Operating liabilities		423,312	422,672	397,044
Miscellaneous liabilities		58,979	44,500	31,247
Deferred income		4,876	4,493	2,668
TOTAL LIABILITIES		**1,140,475**	**1,190,871**	**850,033**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**2,584,135**	**2,495,204**	**2,157,790**

5.1.5. Notes to the consolidated financial statements for the year ended December 31, 2004

NOTE 1: ACCOUNTING POLICIES

1.1. General

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles as defined by standard CRC 99-02.

Figures in the tables are in thousands of euros, unless stated otherwise.

- **Change of presentation of the income statement**

Effective from 2003, the income statement is presented by function and not by type of income and expense, as was the case in prior years.

The 2002 income statement has been restated to permit meaningful comparisons. The change of presentation had no impact on the reported amounts of sales and operating income. The 2002 income statement based on the former presentation is as follows:

€ thousands	*2002*
Sales	2,138,269
Production transferred to inventory	41,065
Production of assets for own use	37,458
PRODUCTION	**2,216,792**
Purchases of materials and change in inventory	466,234
Other purchases	502,144
ADDED VALUE	**1,248,414**
Taxes, other than income tax	35,127
Personnel expenses	738,175
GROSS OPERATING INCOME	**475,112**
Depreciation, amortization and provisions, net	(127,515)
Other income (expenses), net	(7,015)
OPERATING INCOME	**340,582**

- **First-time adoption of IFRS in 2005**

Along with all other European quoted companies, for the preparation of its 2005 consolidated financial statements, Essilor will be required to comply with all the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) applicable as of December 31, 2005.

The main identified impacts on the opening balance sheet at the transition date (January 1, 2004) and on the 2004 income statement, are described in section 5.1.7. of this document.

1.2. Consolidation Methods

Companies over which Essilor International has direct or indirect exclusive control are fully consolidated.
Jointly-controlled companies are consolidated by the proportional method.

Companies in which Essilor International holds more than 20% of the voting rights and/or exercises significant influence, directly or indirectly, are accounted for by the equity method.

The consolidated financial statements include the financial statements of all entities, including holding and portfolio management companies, which satisfy one of the following two criteria:
- annual sales of over €3 million, or
- tangible assets in excess of €9 million.

The results of subsidiaries acquired or sold during the year are included in the consolidated income statement as from the date of acquisition or up to the date of disposal. In the case of a change in percent interest during the year, the Company's share of income is calculated by applying:
- the former percentage to income earned up to the date on which the Company's interest changes,
- the new percentage to income earned between that date and the year-end.

If Essilor International does not take up its share of a capital increase by a subsidiary, leading to a dilution of its percent interest, the operation is treated as a sale and the change in the share of the subsidiary's equity is recorded under non-operating income and expense.

All intercompany profits and transactions are eliminated in consolidation.

1.3. Consolidated statement of cash flows

In the statement of cash flows, cash flow is defined as the sum of net income of fully consolidated companies, depreciation, amortization and provision expenses (other than provisions against current assets) and dividends received from companies accounted for by the equity method.

1.4. Foreign currency translation

The financial statements of foreign subsidiaries are translated at year-end exchange rates in the case of the balance sheet and at average annual rates in the case of the income statement. The financial statements of branches are translated at year-end rates in the case of the balance sheet and at hedging rates in the case of the income statement.

The differences between shareholders' equity translated at year-end rates and shareholders' equity based on historical cost, and differences arising from the use of average annual rates to translate subsidiaries' income or loss, is recorded under "Cumulative translation adjustments" in consolidated shareholders' equity. When a foreign subsidiary is sold or liquidated, the corresponding cumulative translation adjustment is written off to the income statement.

In the case of companies doing business in highly inflationary economies (inflation rate above 100% over 3 years), non-monetary assets are translated at historical rates of exchange and monetary assets at year-end exchange rates. Income or loss are translated at the average annual exchange rate, except for non-monetary items which are translated at the historical rate. The resulting translation difference is recorded in the income statement.

1.5. Goodwill

Goodwill corresponds to the excess of the cost of acquisition of investments in consolidated companies over Essilor International's share in the fair value of net assets at the date of acquisition.

As allowed under generally accepted accounting principles, fair value adjustments to the net assets acquired are finalized during the year following the date of acquisition.

Goodwill is amortized or written back to income over a period that reflects, as reasonably as possible, the development prospects at the time of the acquisition, not to exceed 20 years. Amortization periods take into account the characteristics of the underlying business, the possible existence of specific legal or regulatory restrictions and the objectives set at the time of acquisition.

Goodwill is tested for impairment at each year-end, using the discounted cash flows method.

1.6. Negative equity

If a consolidated company has negative equity at the end of the year, minority interests are treated as being attributable to Essilor International unless the minority shareholders are liable for their share of the losses.

1.7. Revenue recognition

Sales correspond to revenues derived from the sale of products and services, net of customer discounts.

1.8. Other operating expenses

Other operating expenses consist mainly of:

- distribution expenses,
- selling expenses,
- research, development and engineering expenses,
- general and administrative expenses.

In 2004, selling expenses – corresponding to marketing costs, the cost of the sales force and sales administration expenses – amounted to €384 million (2003: €367 million).

Research costs are expensed as incurred. Development costs are also expensed in cases where they do not fulfill all of the criteria for recognition in the balance sheet.
In 2004, research and development costs, including engineering costs, totaled €107 million (2003: €104 million; 2002: €87 million).

1.9. Net interest expense

Interest income and expense are recognized in the period in which they are earned or incurred.

1.10. Foreign currency receivables and payables

Foreign currency receivables and payables are converted at year-end exchange rates or hedging rates. Conversion gains and losses are included in the income statement, except where the currency risk has been hedged.

1.11. Derivative financial instruments

Derivative financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward sales of foreign currencies (or forward purchases of euros by foreign subsidiaries) and currency options. The Company also uses interest-rate options, interest-rate swaps, and cross-currency swaps in certain circumstances.
Gains and losses on derivatives used as hedges are determined and accounted for on a symmetrical basis with the loss or gain on the hedged item.

1.12. Deferred taxes

In accordance with IAS 12, deferred taxes are recorded by the liability method on temporary differences between the book value of assets and liabilities and their tax basis.
Deferred tax assets are recognized only if their recovery is considered probable.
Deferred taxes are computed at the latest enacted tax rate. For French companies, the rate applied was 34.93% for 2004 and 35.44% for 2003 and 2002.

1.13. Property, plant and equipment

Property, plant and equipment are stated at cost.

Assets acquired under finance leases resulting in a transfer of the risks and rewards of ownership of the leased asset are recorded in assets and depreciated by the method described below. A debt in the same amount is recorded as a liability.

Depreciation

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives.

The main useful lives are as follows:

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 10 years
Other plant and equipment	3 to 10 years

1.14. Intangible assets

Intangible assets correspond primarily to market shares, trademarks, concessions, patents and licenses.
Market shares and trademarks correspond to part of the excess of the cost of acquisition of investments over the Company's share in the net assets acquired. They are not amortized.
Other intangible assets are stated at cost and are amortized by the straight-line method over 3 to 5 years.
Intangible assets are tested for impairment at each year-end, using the discounted cash flows method.

1.15. Inventories and work in progress

Inventories are stated at weighted average cost.
Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

1.16. Receivables

Receivables are stated at their nominal value. Specific provisions are booked for all doubtful accounts, corresponding primarily to trade receivables.
In addition, provisions are recorded for receivables not paid after due date to reflect the risk of non-recovery.

1.17. Bond issues

Bonds are recognized in an amount corresponding to the proceeds received, net of issue cost. Any premium or discount, corresponding to the difference between the issue proceeds – net of issue costs – and the redemption price, is amortized over the life of the bonds by the effective interest method.

1.18. Pensions and other post-retirement benefits

Essilor subsidiaries may have obligations for the payment of pensions, early-retirement benefits, retirement indemnities or other post-retirement benefits, based on regulations and practices in the countries where they operate. Where these benefits are payable under defined contribution plans, the contributions are expensed as incurred. In the case of defined benefit plans, provisions are booked to cover the unfunded projected benefit obligation.

- The projected benefit obligation, corresponding to the vested rights of active and retired employees, is determined by the projected unit credit method, based on estimated end-of-career salary levels. The actuarial assumptions used differ depending on the country (discount rate, inflation rate) and the company (staff turnover rates, rate of future salary increases).
- The discount rate corresponds to the prime interest rate in the country concerned. Discounting adjustments are recognized in operating expense.
- In cases where all or part of the obligation is funded under an external plan, a provision is recorded for the difference between the projected benefit obligation and the fair value of the plan assets.
- Actuarial gains and losses are recognized by the corridor method, which consists of amortizing over the expected average remaining service lives of plan participants only the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of either the projected benefit obligation or the fair value of the plan assets.
- When a company introduces a defined benefit plan or changes the benefit formula under an existing defined benefit plan, in certain cases the related change in the company's obligation is recognized as an expense on a straight-line basis over the expected average remaining service lives of the plan participants.

1.19. Accruals

Accruals include prepayments and deferred charges.

1.20. Earnings per share

Earnings per share corresponds to net income divided by the average number of shares outstanding during the year (excluding treasury stock).
Diluted earnings per share are calculated taking into account all potential shares:

- The dilutive effect of stock options is calculated by the treasury stock method. This method consists of adding to average outstanding shares the number of shares that could have been purchased if all outstanding options had been exercised at the year-end and the proceeds used to purchase shares on the market.
- For convertible bonds, net income is adjusted by adding back the interest paid on the bonds in the period, net of taxes, and the number of shares to be issued on conversion is added to the average number of shares outstanding.

NOTE 2: CHANGES IN EXCHANGE RATES AND SCOPE OF CONSOLIDATION

2.1. Exchange rates of main currencies used

(for €1)	Closing rate as of December 31			Average rate		
	2004	2003	2002	2004	2003	2002
Canadian dollar	1.64	1.62	1.65	1.62	1.59	1.49
Pound sterling	0.71	0.70	0.65	0.68	0.69	0.63
Yen	139.65	135.05	124.39	133.91	131.76	118.08
U.S. dollar	1.36	1.26	1.05	1.25	1.14	0.95

2.2. Changes in scope of consolidation

- **Newly-consolidated companies**

Company	Country	Consolidated from	Consolidation method	% interest in 2004	% consolidated
City Optical	Australia	July 1, 2004	Full	50.00	100.00
Metro Optical [1]	Canada	January 1, 2004	Full	100.00	100.00
Optique Lison	Canada	February 1, 2004	Full	100.00	100.00
BBGR Iberia [1]	Spain	January 1, 2004	Full	100.00	100.00
Dunlaw Optical Lab.	United States	January 1, 2004	Full	80.00	100.00
Spectrum Optical	United States	April 1, 2004	Full	100.00	100.00
Tri Supreme	United States	June 1, 2004	Full	80.00	100.00
Opal-Lite	United States	June 30, 2004	Full	80.00	100.00
Select Optical	United States	June 30, 2004	Full	80.00	100.00
21st Century	United States	December 1, 2004	Full	80.00	100.00
Essilor SSC UK [1]	United Kingdom	January 1, 2004	Full	100.00	100.00
LTL Group	Italy	July 1, 2004	Full	100.00	100.00

(1) Companies acquired in prior years, consolidated for the first time in 2004.

The 2004 income statement also includes the impact of full-year contributions from the following companies that were consolidated for the first time in 2003:

Company	Country	Consolidated from	Consolidation method	% interest in 2004	% consolidated
Rupp und Hubrach Group	Germany	October 1, 2003	Full	100.00	100.00
BNL Group	France	October 1, 2003	Full	100.00	100.00
Morrison Optical	Canada	February 1, 2003	Full	100.00	100.00
Custom Surface	Canada	April 1, 2003	Full	100.00	100.00
OPSG Ltd.	Canada	August 1, 2003	Full	100.00	100.00
Optique de l'Estrie	Canada	September 1, 2003	Full	100.00	100.00
Chemilens	China	February 1, 2003	Proportional	43.47	50.00
Essilor Korea	S. Korea	February 1, 2003	Proportional	50.00	50.00
Chemiglas	S. Korea	February 1, 2003	Proportional	42.74	50.00
Nassau Lens Optical	United States	July 1, 2003	Full	100.00	100.00
OMNI	United States	September 1, 2003	Full	100.00	100.00
Optical Suppliers Inc. (Hawaii)	United States	July 1, 2003	Full	80.00	100.00
Specialty Lens Corp	United States	March 1, 2003	Full	100.00	100.00
Plasticplus Pte	Singapore	May 1, 2003	Full	91.67	100.00

- **Other changes**

In 2004:
- The Company reduced its interest in VisionWeb from 45.57% in 2003 to 44.95%.
- The Company's stakes in Shanghai Essilor Optical Co. Ltd. (China) and Essilor SRF Optics Ltd.. (India) were raised to 100%, from 97.88% and 88.18% respectively in 2003.

In 2003:
- Following the acquisition of additional shares in December 2003, the Company's percentage interest in Optikot (Brazil) increased to 100% at year-end 2003 from 50.36% one year earlier.
- Essilor's interest in VisionWeb was diluted to 45.57% from 49.97%, as a result of not taking up share issues. Consequently, VisionWeb, which was proportionally consolidated in 2002, has been accounted for by the equity method since January 1, 2003. In 2002, VisionWeb's contribution consisted solely of non-operating expenses in the amount of €6.1 million.

In 2002:
- The Bacou-Dalloz group carried out a share issue not taken up by Essilor, which had the effect of reducing the Company's interest to 15.15% at December 31, 2002 from 18.61% at December 31, 2001.

2.3. Impact of changes in scope of consolidation and exchange rates

In 2004, changes in scope of consolidation and exchange rates had the following impact on sales and operating income:

	Growth (published)	Impact of exchange rates	Impact of changes in scope of consolidation	Growth (like-for-like)
Sales	6.8%	(3.6)%	4.6%	5.8%
Operating income	10.7%	(4.7)%	1.9%	13.5%

Exchange-rate effects were mainly due to the fall in value of the U.S. dollar.

NOTE 3: SEGMENT INFORMATION

Sales

€ millions	2004	2003	2002
By geographic area			
Europe	1,120	1,048	973
North America	909	869	971
Rest of world	231	199	194
Total	**2,260**	**2,116**	**2,138**
By business			
Corrective lenses[1]	2,133	1,985	2,010
Other[1]	127	131	128
Total	**2,260**	**2,116**	**2,138**

(1) 2002 data have been restated to permit meaningful comparisons.

Contribution to net income

€ millions	2004	2003	2002
By geographic area			
Europe	121	132	118
North America	63	47	37
Rest of world	43	22	27
Total	**227**	**201**	**182**

Acquisitions of intangible assets and property, plant and equipment

€ millions	2004	2003	2002
By geographic area			
Europe	75	67	59
North America	51	42	52
Rest of world	33	40	35
Total	**159**	**149**	**146**

Accumulated amortization and depreciation of intangible assets and property, plant and equipment

€ millions	2004	2003	2002
By geographic area			
Europe	576	533	476
North America	261	263	275
Rest of world	136	128	117
Total	**972**	**924**	**868**

Fixed assets and total assets

€ millions	2004		2003		2002	
	Fixed assets	Total assets	Fixed assets[1]	Total assets	Fixed assets	Total assets
By geographic area						
Europe	335	1,500	298	1,432	242	1,016
North America	473	730	484	744	552	841
Rest of world	155	354	155	320	149	301
Total	**963**	**2,584**	**937**	**2,495**	**943**	**2,158**

(1) Excluding financial investments

Provisions for contingencies and charges and current liabilities

€ millions	2004		2003		2002	
	Provisions for contingencies and charges	Borrowings and operating liabilities	Provisions for contingencies and charges	Borrowings and operating liabilities	Provisions for contingencies and charges	Borrowings and operating liabilities
By geographic area						
Europe	81	953	70	1,030	66	661
North America	19	117	22	99	25	121
Rest of world	3	71	3	62	3	68
Total	**104**	**1,141**	**95**	**1,191**	**94**	**850**

NOTE 4: NET INTEREST EXPENSE

Income/(expense) € thousands	2004	2003	2002
Interest expense	(25,307)	(24,143)	(25,975)
Interest income	17,296	12,587	10,835
Cash discounts granted net of cash discounts received	(20,765)	(19,310)	(18,016)
Dividend income	472	1,866	3,733
Impairment of investments in non-consolidated subsidiaries	(4,440)	(3,923)	(8,502)
Exchange gains and (losses)	(1,504)	(1,044)	(1,196)
Other	116	449	58
Total	**(34,132)**	**(33,518)**	**(36,670)**

NOTE 5: NON-OPERATING INCOME AND EXPENSE

Income/(expense) € thousands	2004	2003	2002
Restructuring costs and provisions	(6,595)	(12,328)	(25,745)
Provisions for other contingencies and charges	970	(1,206)	(1,071)
Income and (losses) related to prior years	(409)	300	(1,206)
Gains/(losses) on asset disposals, net	(957)	1,508	(1,040)
Other income/(expense), net	642	(3,235)	2,879
Total	**(6,349)**	**(14,961)**	**(26,183)**

In 2002, non-operating expenses related to VisionWeb included Essilor's share of the company's start-up losses, in the amount of €6.1 million. In 2003 and 2004, VisionWeb was accounted for by the equity method.

NOTE 6: CORPORATE INCOME TAX

Tax charge (benefit) for the period

€ thousands	2004	2003	2002
Current taxes	109,957	93,004	73,308
Deferred taxes	(8,265)	(2,685)	4,981
Total	**101,692**	**90,319**	**78,289**

Effective tax rate

% of pre-tax earnings	2004	2003	2002
Theoretical rate of taxation	35.4	35.4	35.4
Impact of different tax rates applicable to foreign subsidiaries	(6.5)	(5.1)	(7.7)
Impact of items taxed at reduced rates and of permanent differences between income calculated for financial reporting and tax purposes	(1.0)	(1.8)	0.5
Effective tax rate	**28.0**	**28.5**	**28.2**

Change in deferred taxes recorded in the balance sheet
The change in deferred tax liabilities (assets) recorded in the balance sheet breaks down as follows:

€ thousands	2004	2003	2002
At January 1	40,404	43,515	54,893
Deferred tax charge	(4,960)	(10,312)	(8,141)
Deferred tax benefit	13,225	13,098	3,639
Effect of changes in scope of consolidation, other movements and translation adjustment	(1,173)	(5,897)	(6,876)
At December 31	**47,496**	**40,404**	**43,515**

Components of deferred taxes

€ thousands	2004	2003	2002
Elimination of intercompany margins on inventories	24,311	20,613	19,533
Effect of differences in depreciation and amortization periods	(7,955)	(8,301)	(8,915)
Non-deductible provisions	21,301	12,680	16,808
Other	9,840	15,412	16,089
Total	**47,497**	**40,404**	**43,515**

Other deferred taxes include various temporary differences resulting from other income or expenses that are temporarily non-deductible or taxable, various adjustments to the local statutory accounts to comply with group policies, as well as deferred tax assets corresponding to tax loss carryforwards (mainly at the level of the tax group).

Tax consolidation
Essilor International, BBGR, Optim, VIP (not consolidated), Invoptic, Novisia, Varilux University (not consolidated), OSE (not consolidated), BNL Eurolens, FRED Management, Barbara and Essidev file a consolidated tax return. The tax is paid by the parent company of the tax group. In 2004, the companies in the tax group generated a tax benefit of €0.1 million corresponding to the utilization of tax losses. No tax benefit was generated in 2003. In 2002, the tax benefit amounted to €0.2 million.

NOTE 7: INTANGIBLE ASSETS

€ thousands	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2004							
Trademarks, market shares and purchased goodwill	54,336	6,118			(3,862)		56,592
Other intangibles[1]	125,665	(1,416)	14,623	4,547	(4,013)		130,312
At cost	**180,001**	**4,702**	**14,623**	**4,547**	**(7,875)**		**186,904**
Amortization	64,214	1,182		4,295	(1,800)	17,775	77,076
Net	**115,787**	**3,520**	**14,623**	**252**	**(6,075)**	**(17,775)**	**109,828**
2003							
Trademarks, market shares and purchased goodwill	64,446	269	115		(10,494)		54,336
Other intangibles[2]	117,592	1,109	19,747	3,344	(9,439)		125,665
At cost	**182,038**	**1,378**	**19,862**	**3,344**	**(19,933)**		**180,001**
Amortization	57,371	700		3,245	(3,263)	12,651	64,214
Net	**124,667**	**678**	**19,862**	**99**	**(16,670)**	**(12,651)**	**115,787**
2002							
Trademarks, market shares and purchased goodwill	76,323	45			(11,922)		64,446
Other intangibles[3]	104,729	2,163	24,148	6,015	(7,433)		117,592
At cost	**181,052**	**2,208**	**24,148**	**6,015**	**(19,355)**		**182,038**
Amortization	48,663	(816)		5,533	(2,912)	17,969	57,371
Net	**132,389**	**3,024**	**24,148**	**482**	**(16,443)**	**(17,969)**	**124,667**

(1) Including concessions, patents and licenses in the amount of €91,223 thousand at December 31, 2004.
(2) Including concessions, patents and licenses in the amount of €94,959 thousand at December 31, 2003.
(3) Including concessions, patents and licenses in the amount of €98,644 thousand at December 31, 2002.

Trademarks and market shares correspond mainly to the values attributed to the trademarks and market shares of two American companies, Omega (renamed Essilor Laboratories of America Inc., Florida) and Gentex Optical Inc.

NOTE 8: GOODWILL

€ thousands	At January 1	Changes in scope and acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2004						
At cost	449,279	42,900		(21,943)		470,236
Amortization	141,345	267		(7,345)	25,884	160,151
Net	**307,934**	**42,633**	**0**	**(14,598)**	**(25,884)**	**310,085**
2003						
At cost	427,960	77,344	(62)	(55,963)		449,279
Amortization	135,952	(1,528)		(15,594)	22,515	141,345
Net	**292,008**	**78,872**	**(62)**	**(40,369)**	**(22,515)**	**307,934**
2002						
At cost	488,390	4,479	(2,217)	(62,692)		427,960
Amortization	131,623		(876)	(16,794)	21,999	135,952
Net	**356,767**	**4,479**	**(1,341)**	**(45,898)**	**(21,999)**	**292,008**

Increases in goodwill primarily concerned:

- In 2004: acquisitions in Italy (LTL SpA) and the United States (mainly 21st Century, Tri Supreme and Select Optical).
- In 2003: acquisitions in France (BNL Group), Germany (Rupp und Hubrach Group) and the United States (Nassau Group, Specialty Lens Corp, Optical Suppliers Inc. Hawaii, Omni and Stereo Optical).
- In 2002: acquisition of Optifacts and the CSC Group laboratory assets in the United States.

A significant proportion of goodwill relates to acquisitions in the United States by Essilor of America. Consequently, translation adjustments recorded in 2004, 2003 and 2002 mainly reflect the fall in value of the U.S. dollar.

Net goodwill breaks down as follows by geographic area:

€ thousands	2004	2003	2002
Europe	60,942	49,544	15,162
North America	233,241	242,112	264,238
Rest of the world	15,902	16,278	12,608
Total	**310,085**	**307,934**	**292,008**

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

(including assets acquired under finance leases)

€ thousands	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2004							
Land	25,193	600	537	61	(811)		25,458
Buildings	319,594	11,444	13,278	1,602	(9,626)		333,088
Industrial machinery and equipment	781,725	50,184	70,393	48,632	(25,567)		828,103
Other	246,494	(37,816)	59,953	9,162	(5,760)		253,709
At cost	**1,373,006**	**24,412**	**144,161**	**59,457**	**(41,764)**	**0**	**1,440,358**
Depreciation	860,028	14,527		52,614	(23,757)	99,042	897,226
Net	**512,978**	**9,885**	**144,161**	**6,843**	**(18,007)**	**(99,042)**	**543,132**
2003							
Land	25,759	2,247	79	627	(2,265)		25,193
Buildings	319,884	22,110	12,549	9,449	(25,500)		319,594
Industrial machinery and equipment	750,850	62,933	59,033	23,014	(68,077)		781,725
Other	240,299	(27,971)	57,847	9,142	(14,539)		246,494
At cost	**1,336,792**	**59,319**	**129,508**	**42,232**	**(110,381)**	**0**	**1,373,006**
Depreciation	810,166	32,280		31,924	(59 336)	108,842	860,028
Net	**526,626**	**27,039**	**129,508**	**10,308**	**(51,045)**	**(108,842)**	**512,978**
2002							
Land	28,468	131	100	486	(2,454)		25,759
Buildings	338,279	7,854	9,496	6,024	(29,721)		319,884
Industrial machinery and equipment	768,870	20,816	62,913	27,941	(73,808)		750,850
Other	238,564	(21,189)	47,395	8,147	(16,324)		240,299
At cost	**1,374,181**	**7,612**	**119,904**	**42,598**	**(122,307)**	**0**	**1,336,792**
Depreciation	802,155	2,963		34,019	(61,519)	100,586	810,166
Net	**572,026**	**4,649**	**119,904**	**8,579**	**(60,788)**	**(100,586)**	**526,626**

NOTE 10: PROPERTY, PLANT AND EQUIPMENT: ASSETS ACQUIRED UNDER FINANCE LEASES

€ thousands	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2004							
Land	957						957
Buildings	26,947						26,947
Other	13,359	5,233	242	5,073	(201)		13,560
At cost	**41,263**	**5,233**	**242**	**5,073**	**(201)**	**0**	**41,464**
Depreciation	23,918	1 923		4,497	(176)	2,080	23,248
Net	**17,345**	**3,310**	**242**	**576**	**(25)**	**(2,080)**	**18,216**
2003							
Land	850	107					957
Buildings	28,435	601		2,089			26,947
Other	8,294	986	4,944	220	(645)		13,359
At cost	**37,579**	**1,694**	**4,944**	**2,309**	**(645)**	**0**	**41,263**
Depreciation	21,645	191		2,309	(574)	4,965	23,918
Net	**15,934**	**1,503**	**4,944**	**0**	**(71)**	**(4,965)**	**17,345**
2002							
Land	850						850
Buildings	28,435						28,435
Other	8,506		291		(503)		8,294
At cost	**37,791**	**0**	**291**	**0**	**(503)**	**0**	**37,579**
Depreciation	19,987				(380)	2,038	21,645
Net	**17,804**	**0**	**291**	**0**	**(123)**	**(2,038)**	**15,934**

NOTE 11: OTHER LONG TERM FINANCIAL INVESTMENTS

€ thousands	At January 1	Changes in scope and other	Acquisitions	Disposals	Translation adjustment	Amortization and provisions	At December 31
2004							
Investments in non-consolidated companies	41,198	(105,370)	112,864	11,515	(504)		36,673
Loans to non-consolidated companies	9,476	(424)	1,258	331	(620)		9,359
Other long-term investments and loans	22,887	(200)	4,327	6,310	(333)		20,371
At cost	**73,561**	**(105,994)**	**118,449**	**18,156**	**(1,457)**		**66,403**
Provisions	30,163	23		12,929	7	4,245	21,509
Net	**43,398**	**(106,017)**	**118,449**	**5,227**	**(1,464)**	**(4,245)**	**44,894**
2003							
Investments in non-consolidated companies	51,298	(159,437)	149,893	1,370	814		41,198
Loans to non-consolidated companies	5,972	3,586	2,032	617	(1,497)		9,476
Other long-term investments and loans	10,950	13,939	700	1,756	(946)		22,887
At cost	**68,220**	**(141,912)**	**152,625**	**3,743**	**(1,629)**		**73,561**
Provisions	18,044	9,578		1,420	(85)	4,046	30,163
Net	**50,176**	**(151,490)**	**152,625**	**2,323**	**(1,544)**	**(4,046)**	**43,398**
2002							
Investments in non-consolidated companies	52,470	(36,872)	36,257	105	(452)		51,298
Loans to non-consolidated companies	6,867	(841)	2,151	1,133	(1,072)		5,972
Other long-term investments and loans	12,679	(1,173)	1,043	811	(788)		10,950
At cost	**72,016**	**(38,886)**	**39,451**	**2,049**	**(2,312)**		**68,220**
Provisions	11,688	(2,010)		229	(197)	8,792	18,044
Net	**60,328**	**(36,876)**	**39,451**	**1,820**	**(2,115)**	**(8,792)**	**50,176**

Acquisitions of investments in non-consolidated companies include acquisitions of shares in consolidated and non-consolidated companies and purchases of treasury stock. Negative changes in scope and other movements correspond to the impact of consolidating companies whose purchase price is recorded in the "Acquisitions" column (and subsidiaries acquired in prior years that were consolidated for the first time in 2004), as well as the elimination of treasury stock.

Analysis of other non-current assets by maturity

€ thousands	2004	2003	2002
More than one year	58,063	67,720	56,749
Less than one year	8,340	5,841	11,471
Total	66,403	73,561	68,220

NOTE 12: SHARE IN NET ASSETS AND NET INCOME OF COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

€ thousands	2004	2003	2002
At January 1	**69,176**	**94,616**	**77,314**
Net income/(loss) for the year	(8,117)	(2,879)	6,637
Dividends received	(577)	(1,154)	
Capital increases			9,516
Changes in scope		(2,233)	
Translation adjustment	(3,025)	(19,174)	1,149
At December 31	**57,457**	**69,176**	**94,616**

Contribution by company:

€ thousands	2004		2003		2002	
	Share in net assets	Share in net income/(loss)	Share in net assets	Share in net income/(loss)	Share in net assets	Share in net income/(loss)
Bacou-Dalloz	66,385	(3,755)	74,501	2,226	94,616	6,637
VisionWeb*	(8,928)	(4,362)	(5,325)	(5,105)		
Total	**57,457**	**(8,117)**	**69,176**	**(2,879)**	**94,616**	**6,637**

* VisionWeb has been accounted for by the equity method since 2003.

NOTE 13: CURRENT ASSETS

13.1. Inventories

€ thousands	2004	2003	2002
Raw materials and other supplies	153,832	142,952	131,683
Goods for resale	90,853	82,122	29,250
Finished and semi-finished products and work in progress	145,787	149,798	235,836
At cost	**390,472**	**374,872**	**396,769**
Provisions	71,345	65,303	71,530
Net	**319,127**	**309,569**	**325,239**

13.2. Receivables

€ thousands	2004	2003	2002
Trade receivables			
Gross value	426,159	427,827	392,643
Provisions	(32,273)	(33,706)	(32,873)
Net	**393,886**	**394,121**	**359,770**
Other operating receivables			
Gross value	52,893	54,837	35,965
Provisions	(38)	(673)	
Net	**52,855**	**54,164**	**35,965**
Total operating receivables, net	**446,741**	**448,285**	**395,735**

NOTE 14: DEFERRED CHARGES

€ thousands	2004	2003	2002
Net at January 1	**1,322**	**3,712**	**2,665**
Increases	283	777	2,870
Amortization	(1,571)	(1,263)	(1,749)
Translation adjustment	(3)	(28)	(74)
Changes in scope of consolidation		(1,876)	
Net at December 31	**31**	**1,322**	**3,712**

NOTE 15: MARKETABLE SECURITIES

€ thousands	2004	2003	2002
Net book value	572,654	516,622	189,483
Market value	572,834	516,693	189,483
Unrealized gains	**180**	**71**	**0**

Breakdown at December 31

€ thousands	2004	2003	2002
SICAV mutual funds	495,837	407,627	186,603
FCP mutual funds and money market securities	187	184	179
Currency options	572	508	561
Certificates of deposit	69,784	105,995	
Other	6,274	2,308	2,140
Total	**572,654**	**516,622**	**189,483**

NOTE 16: CHANGES IN SHAREHOLDERS' EQUITY

€ thousands	Capital stock	Additional paid-in capital	Reserves	Cumulative translation adjustment	Treasury stock	Net income	Total
At January 1, 2004	**35,959**	**194,091**	**1,016,072**	**(192,700)**	**(47,459)**	**200,331**	**1,206,294**
Issuance of shares	480	47,502					47,982
- To corporate mutual funds	134	15,496					15,630
- On exercise of stock options	346	32,006					32,352
Cancellations of treasury stock	(280)	(29,144)			29,424		
Net purchases of treasury stock			(66)		(45,660)		(45,726)
2003 income appropriation			200,331			(200,331)	
Net income for the year						227,107	227,107
Paid dividends (including equalization tax)			(61,841)				(61,841)
Investment grants			245				245
Translation adjustment and other movements				(38,812)			(38,812)
At December 31, 2004	**36,159**	**212,449**	**1,154,741**	**(231,512)**	**(63,695)**	**227,107**	**1,335,249**
At January 1, 2003	**35,939**	**189,674**	**892,487**	**(42,817)**	**(45,212)**	**182,352**	**1,212,423**
Issuance of shares	300	26,137					26,437
- To corporate mutual funds	154	12,968					13,122
- On exercise of stock options	146	13,169					13,315
Cancellations of treasury stock	(280)	(21,720)			22,000		
Purchases of treasury stock					(24,247)		(24,247)
2002 income appropriation			182,352			(182,352)	
Net income for the year						200,331	200,331
Paid dividends (including equalization tax)			(58,837)				(58,837)
Investment grants			191				191
Translation adjustment and other movements			(121)	(149,883)			(150,004)
At December 31, 2003	**35,959**	**194,091**	**1,016,072**	**(192,700)**	**(47,459)**	**200,331**	**1,206,294**
At January 1, 2002	**35,378**	**149,888**	**795,895**	**111,127**	**(27,498)**	**142,576**	**1,207,366**
Issuance of shares	561	39,786					40,347
- To corporate mutual funds	130	9,269					9,399
- On exercise of stock options	431	30,517					30,948
Purchases of treasury stock (preferred non-voting stock)					(17,714)		(17,714)
Cancellations and redemptions of treasury stock							
2001 income appropriation			142,576			(142,576)	
Net income for the year						182,352	182,352
Paid dividends (including equalization tax)			(46,198)				(46,198)
Investment grants			214				214
Translation adjustment and other movements				(153,944)			(153,944)
At December 31, 2002	**35,939**	**189,674**	**892,487**	**(42,817)**	**(45,212)**	**182,352**	**1,212,423**

Translation adjustments in 2004, 2003 and 2002 mainly result from the fall in the U.S. dollar.

TRANSLATION ADJUSTMENT

The breakdown by currency of cumulative translation adjustment at December 31, 2004 is as follows:

€ thousands	
U.S. dollar	(111,639)
Brazilian real	(40,112)
Thai bath	(22,343)
Philippine peso	(30,793)
Yen	(13,584)
Canadian dollar	(4,373)
Swiss franc	2,471
Euro	(3,424)
Chinese yuan	(5,354)
Other	(2,361)
Total	**(231,512)**

CHANGE IN NUMBER OF SHARES OUTSTANDING

On July 7, 2004, the Board of Directors decided to use the authorization given at the Shareholders' Meeting of May 16, 2003 to cancel 800,000 common shares held in treasury stock and to reduce the share capital by €280,000.

On July 11, 2003, the Board of Directors decided to use the authorization given at the Shareholders' Meeting of May 16, 2003 to cancel 800,000 common shares held in treasury stock and to reduce the share capital by €280,000.

Number of shares	2004	2003	2002
Number of common shares, excluding treasury stock, at January 1	**101,470,271**	**101,232,968**	**100,075,891**
Number of treasury shares eliminated	1,269,837	1,450,645	1,000,000
Exercise of stock options	1,070,859	417,762	1,233,160
Shares issued to the Essilor Corporate Mutual Fund	382,842	438,733	374,562
Purchases of treasury stock	(986,277)	(619,192)	(450,645)
Number of common shares, excluding treasury stock, at December 31	**101,937,695**	**101,470,271**	**101,232,968**
Number of treasury shares eliminated	1,372,788	1,269,837	1,450,645

The Company also holds 10,000 Essilor International shares with a net book value of €0.4 million, acquired in order to stabilize the share price. These shares are not eliminated in consolidated accounts.

NOTE 17: CHANGES IN MINORITY INTERESTS

€ thousands	2004	2003	2002
Minority interests at January 1	**3,315**	**1,782**	**1,944**
Income for the year	666	327	54
Dividends paid by consolidated subsidiaries	(129)	(304)	(40)
Effect of changes in scope of consolidation	696	1,868	(111)
Translation adjustment and other	(33)	(358)	(65)
Minority interests at December 31	**4,516**	**3,315**	**1,782**

NOTE 18: PROVISIONS

18.1. Provisions for contingencies and charges

€ thousands	At January 1	Increases	Releases (utilizations)	Releases (surplus)	Translation adjustment	Changes in scope	Other movements	At December 31
2004								
Provisions for pensions and other post-retirement benefits	**57,477**	**8,745**			**(925)**	**673**	**5,209**	**71,179**
Provisions for other contingencies and charges	**37,248**	**13,581**	**(12,550)**	**(2,992)**	**(667)**	**411**	**(2,314)**	**32,717**
Provisions for losses in non consolidated companies	503	144						647
Provisions for restructuring	12,622	5,083	(6,022)		(121)		(1,082)	10,480
Other[1]	24,123	8,354	(6,528)	(2,992)	(546)	411	(1,232)	21,590
Total provisions for contingencies and charges	**94,725**	**22,326**	**(12,550)**	**(2,992)**	**(1,592)**	**1,084**	**2,895**	**103,896**
2003								
Provisions for pensions and other post-retirement benefits	**53,386**	**6,108**			**(2,383)**	**133**	**233**	**57,477**
Provisions for other contingencies and charges	**40,166**	**12,831**	**(7,839)**	**(718)**	**(1,366)**	**(3,519)**	**(2,307)**	**37,248**
Provisions for losses in non consolidated companies	1,814				(121)		(1,311)	503
Provisions for restructuring	10,699	4,270	(1,208)				(1,139)	12,622
Other[1]	27,653	8,561	(6,631)	(718)	(1,366)	(3,519)	143	24,123
Total provisions for contingencies and charges	**93,552**	**18,939**	**(7,839)**	**(718)**	**(3,749)**	**(3,386)**	**(2,074)**	**94,725**
2002								
Provisions for pensions and other post-retirement benefits	**49,190**	**5,923**			**(2,212)**	**485**		**53,386**
Provisions for other contingencies and charges	**30,195**	**26,995**	**(14,083)**		**(2,258)**	**(97)**	**(586)**	**40,166**
Provisions for losses in non consolidated companies	503	1,311						1,814
Provisions for restructuring	5,443	11,048	(5,290)		(467)	(35)		10,699
Other [1]	24,249	14,636	(8,793)		(1,791)	(62)	(586)	27,653
Total provisions for contingencies and charges	**79,385**	**32,918**	**(14,083)**		**(4,470)**	**388**	**(586)**	**93,552**

(1) These provisions primarily concern product warranties and miscellaneous contingencies.

18.2. Provisions for pensions and other post-retirement benefits

Provisions for pensions and other post-retirement benefits mainly concern the commitments of Essilor International, BBGR, the German subsidiaries and Essilor of America.

€ thousands	2004	2003	2002
Projected benefit obligation	146,110	108,003	101,569
Plan assets at fair value	(46,079)	(33,472)	(26,846)
Deferred items	(28,852)	(17,055)	(21,337)
Provisions for pensions and other post-retirement benefits	**71,179**	**57,476**	**53,386**

At December 31, 2004, provisions for pensions and other post-retirement benefits broke down as follows by type of plan:

€ thousands	Projected benefit obligation	Plan assets	Deferred items	Provision
Pensions (supplementary pensions, top-hat plans)	109,637	(38,575)	(26,490)	44,572
Retirement indemnities	24,026	(7,504)	(2,362)	14,160
Other	12,447			12,447
Total	**146,110**	**(46,079)**	**(28,852)**	**71,179**

The main discount rates applied to estimate pension and other post-retirement benefit obligations are as follows:

- 4.75% for euro zone countries;
- 5.75% for the United States.

The weighted average rate of future salary increases applied in 2004 was 2.8% and the expected return on plan assets was 5.2%.

The increase in the projected benefit obligation in 2004 reflects the use of lower discount rates, particularly in the euro zone, for which the rate was reduced to 4.75% from 5.50% in 2003.

In Sweden, Essilor participates in a multi-employer defined benefit plan. As the insurance company responsible for managing the plan is not in a position to calculate Essilor's share of the projected benefit obligation under this plan, it has been accounted for as a defined contribution plan, in accordance with IAS 19.

NOTE 19: NET DEBT AND BORROWINGS

19.1. Net debt

At December 31, 2004, the Company had a net cash surplus of €34 million versus net debt of €97 million in 2003 and €163 million in 2002.

€ thousands	2004	2003	2002
Convertible bonds	310,860	306,323	
Other borrowings	303,368	371,639	370,855
Short-term bank loans and overdrafts	31,823	31,073	44,696
Total debt	**646,051**	**709,035**	**415,551**
Short-term investments	572,654	516,622	189,483
Cash and cash equivalents	107,281	94,999	62,978
Total short-term financial assets	**679,935**	**611,621**	**252,461**
Net debt/(cash surplus)	**(33,884)**	**97,414**	**163,090**

19.2. Borrowings

Borrowings break down as follows by maturity:

€ thousands	2004	2003	2002
Due within one year	50,349	110,851	65,038
Due in 1 to 5 years	284,680	291,355	349,537
Due beyond 5 years	311,021	306,828	976
Total	**646,050**	**709,034**	**415,551**
including: Borrowings related to assets acquired under finance leases	11,708	8,627	10,802

Borrowings break down as follows by currency:

€ millions	2004	2003	2002
U.S. dollar	198	249	252
Euro	439	442	137
Yen	1	1	1
Canadian dollar	1	3	1
Other currencies	7	15	25
Total	**646**	**710**	**416**

In early July 2003, Essilor issued bonds convertible into new shares or exchangeable for existing shares (Oceane) with the following characteristics:

- Amount of the issue: €309 million.
- Number of bonds: 6,040,212.
- Nominal value per bond: €51.15.
- Life: 7 years.
- Interest: 1.50% per year, payable in arrears on July 2 of each year.
- Conversion: 1 Essilor International share per bond (to be adjusted in the case of any transactions affecting capital stock).
- Redemption: on July 2, 2010 at a price of €53.54, representing a premium of 4.7%.
- Early redemption at the request of holders from July 2, 2008.
- Early redemption by Essilor from July 2, 2008 subject to certain conditions.

The bonds are traded on the *Premier Marché* of Euronext Paris. The closing price on December 31, 2004 was €62 per bond.
At the same date, redemption premiums and debt issuance costs deducted from the proceeds of the bond issue came to €12.5 million.

NOTE 20: OFF-BALANCE SHEET COMMITMENTS

20.1. Financial commitments

€ thousands	2004	2003	2002
Commitments given			
Guarantees	141,444	150,310	123,339
Collateral for debt			
- Debt	1,673	196	19
- Net book value of collateral	4,647		15

€ thousands	2004	2003	2002
Commitments received			
Guarantees	588	3,293	2,980

€ thousands	2004	2003
Commitments under non-cancelable operating leases		
Within one year	11,594	12,399
One to five years	34,188	28,357
Beyond five years	21,066	20,099
Total	**66,848**	**60,855**

20.2. Management of interest rate, liquidity and currency risks

Interest rate risk management

The Company's interest rate management policy consists in protecting positions against the effects of an unfavorable change in interest rates and taking advantage of or locking in the benefits of favorable rates.

The nominal amounts of interest rate hedging instruments (with foreign currency items valuted at the December 31, 2004 fixing rate) were as follows:

- Swap where the Company is the fixed rate borrower: €114 million (€170 million in 2003 and €205 million in 2002).

This swap is linked to a cross-currency swap, originally on a notional amount of €122 million. In 2003 and 2002, the notional amount was €182 million (amounts in euros converted at the original exchange rate of the cross-currency swaps).

The gross debt includes private placement notes for €150 million, bonds for €433 million and miscellaneous lines of credit for €63 million.

Fixed rate debt before hedging represented 48% of the total. After taking into account the effect of the swap, 67% of debt was at fixed rates (69% in 2003 and 55% in 2002).

The weighted average rate of interest on debt, after hedging, was 2.89% at December 31, 2004 (3.06% in 2003 and 3.92% in 2002).

Liquidity risk management

In 2004, the Company had a net cash position. However, in line with its policy of ensuring that it has constant access to financing for its long-term needs and to take advantage of favorable market, the Company canceled the €320 million syndicated line of credit expiring at the end of 2005 and replaced it with a new €600 million syndicated facility expiring in 2009. This new line of credit was not drawn down in 2004.

Currency risk management

The Company's policy concerning currency risk management consists in systematically hedging these risks using appropriate market instruments, including forward purchases and sales of foreign currencies, and purchases of currency options.

Intercompany purchases and sales are billed in the local currency of the importing or exporting entity, to position substantially all currency risks at the level of Essilor International, the parent company. Subsidiaries exposed to material currency risks hedge these risks with Corporate Treasury, which in turn hedges the positions with its usual counterparties. Currency risks incurred by other subsidiaries are very limited. The Company's manufacturing units operate essentially in US dollars; this means that the bulk of intercompany transactions are billed in the US currency, helping to reduce net positions. It is Company policy not to hedge certain local risks, primarily the risk of a fall in the US dollar against the currencies of certain Asian countries (other than Japan) where the Company has manufacturing operations.

Currency market transactions are intended solely to hedge risks arising on business operations. The Company does not proceed to trading operations in foreign currencies, with no underlying.

All currency transactions are subject to pre-determined position limits, in order to optimize the protection afforded by the hedges. At December 31, 2004, residual open positions were not material and remained easily within the limits set by the Company (hedging between 80 and 100% of the identified risk position).

At December 31, 2004, currency positions including cross-currency swaps but excluding options totaled €587 million (2003: €582 million; 2002: €499 million). Currency options outstanding at December 31, 2004 totaled €59 million (2003: €98 million; 2002: €20 million).

20.3. Derivative instruments

The following table shows the nominal amount of derivative instruments:

€ thousands	2004	2003	2002
Forward exchange contracts			
Sales [1]	445,220	461,879	414,745
Purchases	141,935	120,001	84,147

(1) Including cross-currency swaps.

In 2004, these amounts included sales and purchases by Essilor International for €432 million and €62 million respectively (2003: €446 million and €73 million).

€ thousands	2004	2003	2002
Currency options			
Purchases of puts	20,648	50,844	
Sales of calls	29,961	47,424	
Purchases of calls	8,137		20,408
Sales of puts			
Interest rate swaps (fixed rate borrower)[1]	113,823	170,260	205,053

(1) Interest rate swaps in foreign currency have been valuted at the December 31 fixing rate and are linked to cross-currency swaps originally on a notional amount of €121,959 thousand in 2004 (2003 and 2002: €181,959 thousand).

In connection with the €122 million fixed rate bond, swapped into floating rate and converted into US dollars at the time of issue through a cross-currency swap, floating-to-fixed rate swap in US dollars was set up for the period to July 2006.

Floating-to-fixed rate swap on the €60 million debt taken out in 1999 has expired on October 29, 2004, as well as the borrowing.

The notional amount of derivative instruments (with currency hedges converted into euros at the original forward rate or the option strike price and interest rate hedges converted at the year-end rate) and their market values at December 31, 2004 are shown here after.

€ thousands	Notional amount	Market value at December 31, 2004
Sale AUD / Purchase EUR	9,344	12
Sale CAD / Purchase EUR	15,804	299
Sale CHF / Purchase EUR	6,633	56
Sale DKK / Purchase EUR	1,867	1
Sale EUR / Purchase GBP	5,428	(66)
Sale GBP / Purchase EUR	45,435	1,072
Sale NOK / Purchase EUR	5,969	(31)
Sale NZD / Purchase EUR	340	5
Sale PLN / Purchase EUR	13,694	(707)
Sale SEK / Purchase EUR	13,198	(151)
Sale SGD / Purchase EUR	9,214	176
Sale USD / Purchase CNY	164	(1)
Sale USD / Purchase EUR	142,636	6,467
Sale USD / Purchase EUR(1)	171,959	31,778
Sale ZAR / Purchase EUR	3,534	(101)
Forward sales of foreign currencies	445,220	38,809
Purchase AUD / Sale EUR	724	5
Purchase AUD / Sale NZD	2,504	28
Purchase CAD / Sale EUR	303	1
Purchase DKK / Sale EUR	134	0
Purchase EUR / Sale GBP	17,453	458
Purchase EUR / Sale NOK	3,400	(9)
Purchase EUR / Sale USD	2,005	85
Purchase GBP / Sale EUR	1,408	5
Purchase JPY / Sale AUD	1,131	(14)
Purchase JPY / Sale CAD	3,718	81
Purchase JPY / Sale EUR	18,277	(715)
Purchase JPY / Sale GBP	5,239	(123)
Purchase JPY / Sale NZD	154	1
Purchase MXN / Sale USD	9,114	313
Purchase NOK / Sale EUR	1,462	(2)
Purchase PLN / Sale EUR	518	(1)
Purchase SEK / Sale EUR	556	(2)
Purchase SGD / Sale EUR	474	(22)
Purchase USD / Sale AUD	5,793	(548)
Purchase USD / Sale BRL	4,479	(512)
Purchase USD / Sale CAD	20,159	(2,235)
Purchase USD / Sale EUR	40,838	(2,744)
Purchase USD / Sale IDR	445	(2)
Purchase USD / Sale NZD	596	(31)
Purchase USD / Sale SGD	1,051	(33)
Forward purchases of foreign currencies	141,935	(6,016)
Total forward contracts (A)	**587,155**	**32,793**

(1) Cross-currency swaps

€ thousands	Notional amount	Market value at December 31, 2004 [1]
Purchases of currency puts		
Put CAD / Call EUR	4,209	45
Put USD / Call EUR	16,439	1,160
Purchased puts	20,648	1,205
Purchases of currency calls		
Call USD / Put EUR	8,137	(217)
Purchased calls	8,137	(217)
Sales of currency calls		
Call CAD / Put EUR	4,433	31
Call USD / Put EUR	25,528	195
Sold calls	29,961	226
Total currency options (B)	**58,746**	**1,213**
Interest rate swaps [2]	113,823	(4,198)
Interest rate swaps (C)	**113,823**	**(4,198)**
Total forward instruments (A)+(B)+(C)	**759,724**	**29,808**

(1) The reported value of options corresponds to the difference between the premium paid/received at the inception date and the computed value at December 31, 2004.

(2) Interest rate swaps linked to cross-currency swaps for a negotiated amount of €121,959 thousand.

NOTE 21: AVERAGE NUMBER OF EMPLOYEES AND PAYROLL COSTS

	2004	2003	2002
Management	3,048	2,031	2,031
Supervisory and administrative	6,633	6,882	6,935
Production	14,364	12,801	13,334
Total average number of employees	**24,045**	**21,714**	**22,300**
Payroll costs (€ thousands) (wages and salaries and payroll taxes)	760,418	720,625	738,175
Number of employees at December 31	25,886	23,607	23,269
including employees of proportionally consolidated companies (100%)	2,845	2,256	1,810

NOTE 22: MANAGEMENT REMUNERATION

(€ thousands)	2004	2003	2002
Total remuneration and benefits paid to the Executive Committee[1]	4,171	4,270	3,936
Attendance fees paid to the Executive Committee	34	29	16
Total Management Remuneration	**4,205**	**4,299**	**3,952**

(1) Gross amount before payroll and other taxes.

2003 data cannot be compared directly with those for 2002 because the Executive Committee had one additional member in 2003.

NOTE 23: ENVIRONMENT

Essilor is not exposed to any material environmental risks.

NOTE 24: CLAIMS AND LITIGATION

The group is not aware of any claims or litigation outstanding or pending that are likely to have a material impact on Essilor's consolidated financial position.

NOTE 25: SUBSEQUENT EVENTS

In February 2005, Essilor's U.S. subsidiary Essilor of America acquired a majority stake in Midland Optical, a prescription lens laboratory located in Saint Louis, Missouri. Midland Optical, which distributes Varilux® lenses, has sales of US$ 16.5 million and employs 150 people. The company's customers, comprising independent optometrists, opticians and ophthalmologists, are mainly based in Missouri and Illinois.

NOTE 26: FULLY CONSOLIDATED COMPANIES

Company	Country	% voting rights	% interest
FRANCE			
BBGR	France	99.99	99.99
Barbara	France	100.00	100.00
Essidev	France	100.00	100.00
Invoptic	France	99.99	99.99
Optim	France	99.99	99.99
Novisia	France	100.00	100.00
Jacques Denis	France	100.00	51.00
BNL Eurolens	France	100.00	100.00
Fred management	France	100.00	100.00
EUROPE			
Essilor GmbH	Germany	100.00	100.00
BBGR GmbH	Germany	100.00	100.00
Rupp und Hubrach Optik Gmbh	Germany	100.00	100.00
Essilor Austria Gmbh	Austria	100.00	100.00
Essilor Belgium S.A.	Belgium	100.00	100.00
Essilor Danmark A/S	Denmark	100.00	100.00
BBGR Iberia	Spain	100.00	100.00
Essilor España S.A.	Spain	100.00	100.00
Essilor OY	Finland	100.00	100.00
BBGR United Kingdom	United Kingdom	100.00	100.00
Essilor Ltd.	United Kingdom	100.00	100.00
Essilor SSC UK	United Kingdom	100.00	100.00
Essilor Optika Kft	Hungary	100.00	100.00
Ireland (Sales) Ltd.	Ireland	100.00	100.00
Essilor Ireland (branch)	Ireland	100.00	100.00
Organic Lens Manufacturing (branch)	Ireland	100.00	100.00
Essilor Italia S.p.A	Italy	100.00	100.00
LTL	Italy	100.00	100.00
Optilens	Italy	100.00	100.00
Essilor Norge A.S.	Norway	100.00	100.00
Essilor Nederland BV	Netherlands	100.00	100.00
Essilor Nederland Holding BV	Netherlands	100.00	100.00
Holland Optical Corp. BV	Netherlands	100.00	100.00
Holland Optical Instruments BV	Netherlands	73.88	73.88
Essilor Optical laboratory Polska Sp. Z.o.o.	Poland	100.00	100.00
Essilor Polonia	Poland	100.00	100.00
Essilor Portugal	Portugal	100.00	100.00

Company	Country	% voting rights	% interest
Essilor AB	Sweden	100.00	100.00
BBGR Svenska	Sweden	100.00	100.00
Essilor (Suisse) S.A.	Switzerland	100.00	100.00
Vaco Holding S.A.	Switzerland	100.00	100.00
Essilor Optika Spol Sro	Czech Republic	100.00	100.00
NORTH AND CENTRAL AMERICA			
Aries Optical Ltd.	Canada	100.00	100.00
BBGR Optique Canada Inc.	Canada	100.00	100.00
Canoptec Inc.	Canada	100.00	100.00
Custom Surface	Canada	100.00	100.00
Eastern Optical Laboratories Ltd.	Canada	100.00	100.00
Essilor Canada Ltd.	Canada	100.00	100.00
OK Lenscraft Laboratories Ltd.	Canada	100.00	100.00
K & W Optical Ltd.	Canada	100.00	100.00
Metro Optical	Canada	100.00	100.00
Morrison Optical	Canada	100.00	100.00
OPSG Ltd.	Canada	100.00	100.00
Optique de l'Estrie	Canada	100.00	100.00
Optique Lison	Canada	100.00	100.00
Perspectics	Canada	100.00	100.00
Pioneer Optical Ltd.	Canada	100.00	100.00
Pro Optic Canada Inc.	Canada	100.00	100.00
R & R Optical Laboratory Ltd.	Canada	100.00	100.00
C.S.C.	United States	100.00	100.00
Essilor of America Holding Co, Inc.	United States	100.00	100.00
Essilor of America Inc.	United States	100.00	100.00
Essilor Laboratories of America Holding Co, Inc.	United States	100.00	100.00
Essilor Laboratories of America, Inc (including US laboratories)	United States	100.00	100.00
Essilor Laboratories of America Corporation	United States	100.00	100.00
Omega Optical Holdings, Inc.	United States	100.00	100.00
Omega Optical General, Inc.	United States	100.00	100.00
Essilor Laboratories of America, LP (including Avisia, Omega, Duffens)	United States	100.00	100.00
Gentex Optics Inc.	United States	100.00	100.00
Optifacts Inc.	United States	100.00	100.00
SOA	United States	100.00	100.00
Specialty Lens Corp	United States	100.00	100.00
Nassau Lens Co.	United States	100.00	100.00
Optical Suppliers Inc Hawaii	United States	80.00	80.00
OMNI	United States	100.00	100.00

Company	Country	% voting rights	% interest
Stereo Optical	United States	100.00	100.00
Spectrum Optical	United States	100.00	100.00
Tri Supreme Optical LLC	United States	80.00	80.00
Opal Lite Inc.	United States	80.00	80.00
Select Optical Inc.	United States	80.00	80.00
21st Century Optics	United States	80.00	80.00
Dunlaw Optical Lab.	United States	80.00	80.00
Essilor Mexico (formerly Arlens)	Mexico	100.00	100.00
Vision Center S.A. de C.V.	Mexico	100.00	100.00
REST OF THE WORLD			
Essilor South Africa (Pty) Ltd.	South Africa	100.00	100.00
Essilor Argentine S.A.	Argentina	100.00	100.00
Essilor Laboratories of South Australia	Australia	100.00	100.00
Essilor Australia Pty Ltd..	Australia	100.00	100.00
Essilor Lens Australia Pty Ltd.	Australia	100.00	100.00
Hobart Optical	Australia	51,00	51,00
Essilor Laboratories Western Australia	Australia	100.00	100.00
Essilor Laboratories of Australia	Australia	100.00	100.00
City Optical	Australia	50.00	50.00
Brasilor Participacoes Sc Ltda.	Brazil	100.00	100.00
Essilor Da Amazonia Industria e Commercio Ltda.	Brazil	100.00	100.00
Multi Optica Distribuidora Ltda.	Brazil	100.00	100.00
Optikot SA	Brazil	100.00	100.00
Sudop Industria Optica Ltda.	Brazil	100.00	100.00
Shanghai Essilor Optical Co. Ltd.	China	100.00	100.00
Essilor Hong Kong	Hong Kong	100.00	100.00
Essilor SRF Optics Ltd.	India	100.00	100.00
Indian Ophtalmic Lenses Manufacturing Co.	India	100.00	100.00
P.T. Essilor Indonesia	Indonesia	100.00	100.00
Essilor Malaysia Sdn Bhd	Malaysia	100.00	100.00
Essilor Laboratories New Zealand Ltd. (formerly OHL Lenses Ltd.)	New Zealand	100.00	100.00
Direct Optical Supplies New Zealand Ltd.	New Zealand	100.00	100.00
Essilor New Zealand	New Zealand	100.00	100.00
Xtra Vision	New Zealand	100.00	100.00
Essilor Manufacturing Philippines Inc.	Philippines	100.00	100.00
Optodev	Philippines	99.99	99.99
Essilor Asia Pacific Pte Ltd.	Singapore	100.00	100.00
PlasticPlus	Singapore	91.67	91.67
Essilor Manufacturing (Thailand) Co. Ltd.	Thailand	100.00	100.00

NOTE 27: PROPORTIONALLY CONSOLIDATED COMPANIES

Company	Country	% voting rights	% interest
Transitions Optical Limited	Ireland	49.00	49.00
Transitions Optical Inc.	United States	49.00	49.00
Transitions Optical Do Brazil Limitada	Brazil	49.00	49.00
Transitions Optical Pty Ltd.	Australia	49.00	49.00
Transitions Optical Philippines Inc.	Philippines	49.00	49.00
Transitions Optical Holdings BV	Netherlands	49.00	49.00
Nikon Optical Canada Inc.	Canada	50.00	50.00
Aichi Nikon Company	Japan	50.00	50.00
Nasu Nikon Company	Japan	50.00	50.00
Nikon-Essilor Co. Ltd.	Japan	50.00	50.00
Nikon Optical United Kingdom	United Kingdom	50.00	50.00
Essilor Korea	South Korea	50.00	50.00
Chemiglas	South Korea	50.00	42.74
Chemilens	China	50.00	43.47

No information is given concerning companies in the Transitions group due to confidentiality agreements signed with partners.

NOTE 28: COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Company	Country	% interest
Bacou-Dalloz Group	France	15.13
VisionWeb	United States	44.95

NOTE 29: NON-CONSOLIDATED COMPANIES

Company	Country	% interest
FRANCE		
Delamare	France	100.00
Distrilens	France	100.00
Optical Supply of Europe	France	100.00
TAO	France	100.00
Varilux University	France	99.90
VIP	France	100.00
EUROPE		
Essilor Logistik GmbH	Germany	100.00
Essilor Optika D.o.o	Croatia	100.00
M.J.S. Scientific Ltd.	United Kingdom	100.00
Oftalma s.r.l.	Italy	100.00
Essilor Slovakia s.r.o.	Slovakia	100.00
Essilor D.o.o.	Slovenia	100.00
NORTH AMERICA		
Essilor Transfer Corporation	United States	100.00
Micro Optical	United States	20.00
EyeWeb Inc.	United States	7.00
Tech Cite Laboratories Co Ltd.	Canada	25.00

Company	Country	% interest
REST OF THE WORLD		
Lead Brésil Ltda.	Brazil	100.00
EFEL	Hong Kong	100.00
VisionWeb Hong Kong	Hong Kong	100.00
Transitions Optical India	India	49.00
Beauty Glass	India	87.50
Vijay Vision	India	87.50
Essilor Japan K.K.	Japan	100.00
Transitions Optical Japan	Japan	49.00
Optical Laboratories NZ Limited	New Zealand	20.00
VisionWeb New Zealand	New Zealand	100.00
Essilab Philippines Inc.	Philippines	40.00
Eyeland	Philippines	49,00
Optoland	Philippines	100.00
Unique Ophtalmic	Singapore	80.00
Central Essilor Co. Ltd.	Thailand	35.00
BOD (Paris Lunettes Corporation Siam Co. Ltd.)	Thailand	55.79

Companies that are over 20%-owned with sales of over €3 million or tangible assets of over €9 million are included in the scope of consolidation. Where necessary, a provision is recorded to write down the value of non-consolidated companies to their fair value, based on estimated future cash flows.

Key data for the main non-consolidated companies owned by fully consolidated companies are presented below:

€ thousands	Net assets	Sales	Net income/(loss)	Book value	
				Cost	Net
Total non-consolidated companies	12,033	24,196	(1,045)	36,673	19,123

Note: As allowed under paragraph 11 of article 24 of French Decree no. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the Company's interests.

5.1.6. Statutory Auditor's Report on the Consolidated Financial Statements

For the year ended December 31, 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenienc of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whethe qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatoi paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered fc the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance o individual account captions or on information taken outside of the consolidated financial statements.
This report, together with the Statutory Auditors' report addressing financial and accounting information in the President's report on intern control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable i France.

To the Shareholders,

In compliance with the assignment entrusted to us by the General Shareholders' Meeting, we have audited the accompanying consolidate financial statements of Essilor International for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financi statements based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perforr the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An aud includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statemen presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of th consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring t your attention the following matter:
Note 1.5 to the consolidated financial statements describes the accounting treatment of goodwill. As part of our assessment of the Company' accounting principles and policies, we verified the appropriateness of the policies and methods applied to goodwill and of the informatio disclosed in the notes to the consolidated financial statements. We also obtained assurance that these policies and methods had been properl applied.
The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed t the formation of the unqualified opinion expressed in the first part of this report.

Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group management repor We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Paris, March 10, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	**Cabinet Dauge et Associés**
Jacques Denizeau	Gérard Dauge

5.1.7. Main effects of the transition to IAS/IFRS

5.1.7.1. Background

In accordance with European regulation N°1606/2002 dated July 19, 2002, Essilor will prepare its consolidated financial statements for the year ending December 31, 2005 in accordance with the International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) and related interpretations applicable at that date as endorsed by the European Union.
The 2005 IFRS consolidated financial statements will include comparative 2004 data prepared in accordance with the same standards, except for IAS 32 and IAS 39, which will be applied by the Company effective from January 1, 2005.
In preparation for the publication of comparative IFRS financial statements for 2005, the Company has prepared preliminary financial information about the effects of the transition to IFRS on the following items of the 2004 financial statements:

- The opening IFRS balance sheet at the transition date (January 1, 2004), which will include in equity the effects of the changes of method arising from the transition to IFRS (except for the effects of applying IAS 32 and IAS 39 which will be recognized in equity in the opening balance sheet at January 1, 2005).
- The Company's consolidated financial position at December 31, 2004 and its results for 2004.

The information on the estimated impact of IFRS on the 2004 financial statements has been prepared by applying to 2004 financial data the IFRS and interpretations that the Company will be required to apply to prepare its 2005 consolidated financial statements under IFRS.

The 2004 financial information has therefore been prepared on the basis of:

- The IFRSs and related interpretations whose application is expected to be mandatory at December 31, 2005, based on current information
- The options and exemptions that the Company expects to apply for the preparation of its first IFRS financial statements in 2005.

For these reasons, the effects of the transition to IFRS on the 2004 financial statements described below may be subsequently modified and other effects may arise.

5.1.7.2. Organization of the transition project

A work group led by the Consolidation Department and comprising representatives of Corporate Finance, Consolidation, Corporate Treasury, Corporate Financial Control and Internal Audit was tasked with adapting the Company's accounting policies to comply with IFRS and determining the effects of the transition on the consolidated financial statements. The transition principles and the determination of the related effects were discussed by the Audit Committee and reviewed by the Auditors.
Certain information concerning the effects of IFRS adjustments have not yet been received from companies that are accounted for by the equity method in the consolidated financial statements. The Company has therefore decided not to finalize the IFRS statements of shareholders' equity at January 1 and December 31, 2004 until the publication of the interim consolidated financial statements for the six months ending June 30, 2005.

5.1.7.3. Standards and interpretations applied to prepare the preliminary IFRS financial information

Description of the accounting options and exemptions selected for the first-time adoption of IFRS

As allowed under IFRS 1, the Company has opted:

- Not to restate business combinations carried out before January 1, 2004.
- To reclassify as retained earnings cumulative translation adjustments at January 1, 2004.
- To recognize in equity cumulative actuarial gains and losses on employee benefit plans.
- To apply the transitional provisions of IFRS 2 to grants of share options that were granted after November 7, 2002 and had not yet vested at January 1, 2005.
- To apply IAS 32 and IAS 39 effective from January 1, 2005.

Description of IFRS adjustments and differences between the Company's French GAAP and IFRS accounting policies

Goodwill (IFRS 1 and IFRS 3)

As explained in note 1.5 to the consolidated financial statements, goodwill corresponds to the excess of the cost of acquisition over Essilor International's share in the fair value of net assets of the acquired company at the date of acquisition.
As allowed under IFRS 1, Essilor has opted not to restate business combinations carried out before January 1, 2004. Therefore, in the opening IFRS balance sheet, the assets and liabilities acquired through these business combinations are considered as representing assets and liabilities of the first-time adopter and not of the acquired companies.

Effective from January 1, 2004, goodwill will no longer be amortized but will be tested for impairment by the method described in IAS 36 – Impairment of Assets.

Intangible assets

As explained in note 1.14 to the 2004 consolidated financial statements, intangible assets include market shares recognized on acquisitions made since January 1, 1995. Under French GAAP, these assets are not amortized.

Market shares do not fulfill the criteria laid down in IAS 38 for recognition as intangible assets and will be reclassified as goodwill in the opening IFRS balance sheet, in accordance with IAS 38 – Intangible Assets and IFRS 3 – Business Combinations.

Property, plant and equipment

Analyses are in the process of being finalized regarding the implementation of the components method and depreciation periods are being reviewed for the main categories of property, plant and equipment, in accordance with IAS 16 – Property, Plant and Equipment. The results of these analyses are not expected to lead to any material adjustments to the consolidated financial statements.

Pensions and other post-retirement benefit obligations (IFRS 1 and IAS 19)

As allowed under IFRS 1, cumulative actuarial gains and losses at January 1, 2004 will be recognized in equity in the opening IFRS balance sheet and provisions for pensions and other post-retirement benefit obligations will be increased by the same amount.

Actuarial gains and losses arising after January 1, 2004 will continue to be recognized by the corridor method, unless the Company elects for early adoption of the amendment to IAS 19 – Employee Benefits, which is applicable as from January 1, 2006. This amendment, which has not yet been endorsed by the European Commission, allows companies to recognize all actuarial gains and losses in equity.

Stock options and new shares offered to employees at a discount (IFRS 2)

According to IFRS 2, stock options granted to employees after November 7, 2002 that had not yet vested at January 1, 2005 are measured at fair value at the grant date.

The fair value of stock options is recognized in personnel costs over the vesting period, with a corresponding increase in equity. Consequently, this adjustment will have no effect on equity in the opening IFRS balance sheet at January 1, 2004 but it will affect the 2004 IFRS income statement.

Employees of French entities are given the opportunity to purchase Essilor International shares at a 20% discount through the Company's Employee Stock Ownership Plan. The fair value of this benefit will be recognized as an expense, with a corresponding increase in equity.

Investment grants

Investment grants included in equity in the French GAAP balance sheet at December 31, 2003 will be reclassified as liabilities in the opening IFRS balance sheet at January 1, 2004.

Deferred taxes

Deferred tax assets and liabilities will be affected by the various adjustments described above.

Consolidation method

For several years, the Transitions sub-group has been proportionally consolidated in the Essilor consolidated financial statements, as this method was considered as best reflecting the way control is shared with Essilor's partner, PPG.

Based on an analysis of the contractual clauses, in the IFRS financial statements Transitions will be accounted for by the equity method in accordance with IAS 28 and IAS 31.

Consequently:

- Transitions' contributions to the various balance sheet items will be cancelled and recognized on a net basis under "Investments in companies accounted for by the equity method".
- Transitions' contributions to the various income statement items will be cancelled and recognized on a net basis under "Share of profit in companies accounted for by the equity method".

These reclassifications will have no effect on consolidated net assets or net income.

In addition, based on the economic analysis of purchases by Essilor from Transitions and by Transitions from Essilor, and of sales by Essilor to third parties of Transitions products, in Essilor's IFRS income statement:

- In accordance with IAS 18, sales by Essilor to Transitions and the corresponding cost of sales will be cancelled.
- The cost of subcontracting services provided by Transitions on Essilor's behalf will be reallocated between cost of sales and marketing costs for the Transitions brand.

Lastly, subject to the agreement of the French securities regulator (Autorité des Marchés Financiers), the summary financial information about the Transitions sub-group required by IAS 28 will not be disclosed, as this would breach the confidentiality agreement signed with PPG.

5.1.7.4. Effect of the main adjustments described above

Opening balance sheet at January 1, 2004

Intangible assets

Market shares, which do not qualify for recognition as intangible assets under IAS 38, will be reclassified as goodwill for an amount of €19 million.

Pensions and other post-retirement benefit obligations

The net cumulative actuarial loss at December 31, 2003 will be recognized in equity in the amount of €10.8 million, leading to a corresponding increase in provisions for pensions and other post-retirement benefit obligations.

Equity

- Cumulative translation adjustment

Cumulative translation adjustments at December 31, 2003 will be reset at zero, leading to a €192.7 million reduction in retained earnings.

- Investment grants

Investment grants carried in equity at December 31, 2003 in the amount of €0.6 million will be reclassified as liabilities.

Deferred taxes

The adjustments described above will affect deferred tax assets and liabilities. The effects on opening net assets will be as follows:

- Adjustment of market shares: recognition of a €14.4 million deferred tax liability.
- Net cumulative actuarial loss recognized in equity: recognition of a deferred tax asset of €3.8 million.
- Possible adjustments to the carrying value of property, plant and equipment due to a change in estimated useful lives could lead to the recognition of a deferred tax liability.

2004 IFRS income statement

Net sales

Net sales reported in the IFRS income statement will be approximately €59 million below published net sales. The adjustment is due to:

- Deduction from sales of cash discounts granted to customers (previously recognized in interest expense).

- Deduction from sales of certain commissions calculated as a percentage of sales (previously recognized in operating expenses).
- Change in the consolidation method applied to Transitions.

Cost of sales
Cost of sales reported in the IFRS income statement will be approximately €65 million higher, due to:
- Reclassification of cash discounts received from suppliers (recognized in interest income in the French GAAP accounts).
- Change in the consolidation method applied to Transitions.

Operating expenses
Operating expenses reported in the IFRS income statement will be around €73 million lower, due to:
- Reclassification of certain commissions, deducted from sales in the IFRS accounts and previously recorded in other expenses.
- Cancellation of the amortization of actuarial gains and losses on pensions and other post-retirement benefit obligations recognized in the 2004 published accounts.
- Change in the consolidation method applied to Transitions.

Net margin
Net margin, corresponding to net sales less cost of sales and operating expenses, as defined above, will be shown on a separate line in the IFRS income statement to make the Company's results easier to analyze and maintain consistency with "operating income" as previously reported.
Net margin will be affected by the change in the consolidation method applied to the Transitions sub-group, whose income will now be recognized on the line "Share of profit of companies accounted for by the equity method". The amount of the reclassification will be close to €30 million.

Profit from ordinary activities
Expenses taken into account for the determination of profit from ordinary activities will also include:
- Amortization of the fair value of stock options granted to employees, estimated at around €5 million for 2004.
- Cost of the discount granted to employees in France who purchase shares through the Company's Employee Stock Ownership Plan; depending on the calculation method finally selected, this will be less than or equal to €3.9 million for 2004.

Profit from operations
IAS 1 – Presentation of financial statements does not recognize the concept of non-operating expense. Consequently, profit from operations will include a certain number of new items, as follows:
- **Other revenues / expenses on operations**
  The majority of revenues and expenses classified as "non-operating" in the French GAAP accounts will be reported under this caption, representing a net expense of €6.3 million in 2004;
- **Goodwill write-downs**
  - The €2.5 million impairment loss recognized in non-operating expense in the 2004 French GAAP accounts will be reclassified at this level.
  - The goodwill amortization charge recognized in the 2004 published accounts in the amount of €23.3 million will be cancelled in the IFRS income statement.

Net financial expense
Net financial expense will no longer include cash discounts paid and received, which represented a net expense of €20.8 million.

Income tax
The income tax charge will be affected by the adjustments described above. In particular, the change in consolidation method applied to Transitions will reduce the tax charge by some €14 million, while cancellation of the amortization of actuarial gains and losses on employee benefit obligations will reduce the deferred tax charge by €0.2 million.

Share in profit of companies accounted for by the equity method
Adjustments to this item are in the process of being determined. They will include cancellation of the goodwill amortization recognized in these companies' income statements.
In addition, Essilor's 49% share in the profit of Transitions, after eliminating intercompany transactions between the two companies, will be added for an amount of approximately €17 million.

5.1.7.5. Application of IAS 32 and IAS 39 effective from January 1, 2005.

IAS 39
In accordance with IAS 39, currency and interest rate hedging instruments will be recognized as follows:
- In the balance sheet, at fair value with recognition of the corresponding deferred tax effect.
- In the income statement, recognition of gains and losses arising from remeasurement of hedging instruments at fair value, on a symmetrical basis with the gains and losses arising from remeasurement of the hedged assets or liabilities.
- In equity, recognition of the effective portion of gains and losses on cash flow hedges, net of deferred taxes.

The effects of applying IAS 39 will depend to a significant extent on exchange rate changes in 2005. Consequently, it is currently impossible to reliably estimate the impact.

IAS 32
In 2003, Essilor issued bonds convertible into new shares or exchangeable for existing shares (oceanes). Under IAS 32, the portion of the issue price representing the value of the embedded conversion option at the issue date, estimated at around €41 million, will be added to equity in the opening balance sheet at January 1, 2005. Debt will be reduced by the same amount.
In addition, the bonds will be measured at amortized cost.

Consequently:
- Finance costs will be increased by the amortization of the embedded option, estimated at €5.4 million for 2005.
- Amortization expense for the period from the issue date (June 2003) to December 31, 2004 will be recognized as an adjustment to equity in the opening balance sheet at January 1, 2005, for an amount of €7.7 million.

5.2. COMPANY ACCOUNTS

5.2.1. Key financial data, year ended December 31, 2004

€ thousands	2004	2003	2002
INCOME STATEMENT			
Sales	658,024	650,196	637,588
Operating income	63,288	61,732	54,668
Income before non-operating items and tax	178,700	156,081	167,704
Net income	163,638	143,803	149,247
BALANCE SHEET			
Capital stock	36,159	35,959	35,939
Shareholders' equity	1,143,281	1,023,367	953,900
Net debt	24,855	141,342	152,722
Fixed assets, net	1,209,775	1,167,735	1,079,806
Total assets	2,062,560	1,988,911	1,564,692
Dividend per common share (€)	0.76	0.56	0.50

5.2.2. Income Statement, year ended December 31, 2004

€ thousands	Note	2004	2003	2002
Sales	2	658,024	650,196	637,588
Production transferred to inventory		(4,952)	(11,288)	4,459
Production of assets for own use		4,417	2,663	3,776
PRODUCTION		**657,489**	**641,571**	**645,823**
Purchases of materials and change in inventory		262,924	265,434	273,497
Other purchases		171,015	164,007	157,246
ADDED VALUE		**223,550**	**212,130**	**215,080**
Taxes, other than income tax		15,660	15,235	16,370
Personnel expenses	15	191,062	181,768	175,754
EBITDA		**16,827**	**15,127**	**22,956**
Depreciation, amortization and provisions, net	11	(13,918)	(6,694)	(14,268)
Other income (expenses), net		60,378	53,299	45,980
OPERATING INCOME		**63,288**	**61,732**	**54,668**
NET INTEREST INCOME	3	**115,412**	**94,349**	**113,036**
INCOME BEFORE NON-OPERATING ITEMS AND TAX		**178,700**	**156,081**	**167,704**
NET NON-OPERATING EXPENSE	4	**(1,933)**	**(1,668)**	**(13,568)**
Corporate income tax	5	13,129	10,611	4,889
NET INCOME	15	**163,638**	**143,803**	**149,247**

5.2.3. Statement of cash flows, year ended December 31, 2004

€ thousands	2004	2003	2002
Cash flow	199,762	173,073	189,412
Change in working capital[1]	24,711	20,346	9,039
Net cash provided by operations	**224,473**	**193,419**	**198,451**
Capital expenditures	(25,362)	(24,049)	(17,177)
Deferred charges	(272)	(841)	(902)
Acquisitions of shareholdings and new loans extended	(1,206,926)	(1,178,888)	(1,073,551)
Disposals of assets	7,333	7,235	236
Repayments of loans	1,160,687	1,066,851	1,053,540
Net cash used by investment activities	**(64,540)**	**(129,692)**	**(37,855)**
Issuance of shares	480	300	563
Increase in reserves	16,760	22,293	36,869
Dividends paid	(61,841)	(58,837)	(46,198)
Repayment of borrowings	(60,007)	(2,053)	(7,372)
New borrowings raised	134	309,953	8,387
Net cash (used)/provided by financing activities	**(104,474)**	**271,656**	**(7,751)**
Change in cash and cash equivalents	55,459	335,383	152,845
Cash and cash equivalents at beginning of year	521,709	186,326	33,481
Cash and cash equivalents at end of year	**577,168**	**521,709**	**186,326**

Cash and cash equivalents correspond to cash and short-term deposits, less short-term bank loans and overdrafts

(1) Analysis of 2004 change in working capital

€ thousands	2004	2003	2002
Advance payments to suppliers	5,160	5,020	(140)
Inventories and work in progress	63,004	71,689	8,685
Operating receivables	160,473	168,468	7,995
Other receivables	30,438	28,049	(2,389)
Accrued interest on loans and dividends receivable	432	541	109
Advances and deposits from customers			
Operating liabilities	(184,573)	(186,850)	(2,277)
Miscellaneous liabilities	(70,278)	(58,997)	11,281
Accrued interest	(6,375)	(7,532)	(1,157)
Deferred income, prepaid charges and translation adjustment	5,657	8,261	2,604
Total	**3,938**	**28,649**	**24,711**

5.2.4. Balance sheet at December 31, 2004

Assets

€ thousands	Note	2004			2003	2002
		Cost	Depreciation amortization provisions	Net	Net	Net
Intangible assets	6	52,620	34,074	18,546	20,269	17,805
Property, plant and equipment	7	217,072	151,604	65,468	56,784	56,232
Investments and other non-current assets	8	1,161,493	35,733	1,125,760	1,090,681	1,005,769
Fixed assets, net		**1,431,186**	**221,411**	**1,209,775**	**1,167,735**	**1,079,806**
Inventories and work in progress	9.1	78,997	15,993	63,004	71,689	84,712
Advance payments to suppliers	9.2	5,168	8	5,160	5,020	6,011
Trade receivables	9.2	148,223	2,527	145,696	151,153	143,855
Other operating receivables	9.2	14,777		14,777	17,315	15,324
Other receivables	9.2	31,065	627	30,438	28,049	35,586
Marketable securities	9.3	566,829		566,829	514,315	187,344
Bond redemption premiums		8,940		8,940	12,458	
Cash		11,100		11,100	10,301	7,264
Prepayments and other assets	9.4	6,536		6,536	8,940	3,317
Current assets		**871,636**	**19,156**	**852,480**	**819,239**	**483,414**
Deferred charges	9.4				1,240	1,473
Conversion losses		306		306	698	
Total assets		**2,303,128**	**240,567**	**2,062,560**	**1,988,911**	**1,564,693**

Liabilities and shareholders' equity (before income appropriation)

€ thousands	Note	2004	2003	2002
Capital stock	10.1	36,159	35,959	35,939
Additional paid-in capital		212,449	194,091	189,674
Legal reserve		3,596	3,594	3,538
Untaxed reserves		845		1,435
Other reserves		711,172	649,172	557,172
Retained earnings		6,786	(12,330)	5,817
Net income		163,638	143,803	149,247
Investment subsidies		10	14	20
Untaxed provisions		10,696	9,816	8,032
Cumulative translation adjustment		(2,070)	(752)	3,027
Shareholders' equity	10.2	**1,143,281**	**1,023,367**	**953,900**
Provisions for contingencies and charges	11.1	**60,460**	**52,362**	**28,470**
Convertible bonds [1]	12.2	325,711	325,698	
Other bonds		125,283	125,845	126,275
Bank borrowings		151,337	214,088	219,694
Other borrowings		454	327	1,361
Total borrowings	12.1	**602,785**	**665,958**	**347,330**
Advances and deposits from customers				
Trade payables	12.1	82,202	90,381	86,363
Accrued taxes and personnel expenses	12.1	38,307	36,758	39,367
Other operating liabilities	12.1	64,063	59,710	48,484
Miscellaneous liabilities	12.1	70,278	58,997	60,728
Deferred income		1,082	1,179	51
Total liabilities		**255,934**	**247,025**	**234,992**
Conversion gains		103	198	
Total liabilities and shareholders' equity		**2,062,560**	**1,988,911**	**1,564,693**

(1) Including redemption premiums of €14 million and accrued interest of €2.3 million.

5.2.5. Notes to the parent Company financial statements for the year ended December 31, 2004

The balance sheet at December 31, 2004 shows total assets of €2,062,560 thousand and the statement of income for the year then ended shows net income of €163,638 thousand.

The financial statements cover the 12-month period from January 1 to December 31, 2004.

The parent company is Essilor International ("Essilor").

In the following notes, all amounts are stated in thousands of euros.

SIGNIFICANT EVENTS OF THE YEAR

Essilor International turned in a very good performance in France in 2004. This was partially offset, however, by slower growth in lens deliveries from the logistics center to the European distribution entities, on the heels of a sharp drop in the German market.

For the second consecutive year, sales by the Puerto Rican branch contracted significantly, due to lower sales of Orma lenses in the U.S. market.

A provision was recorded in the balance sheet for the cost of restructuring a production facility. In addition, the Company's employee benefit obligations were fully provided for at the year-end. As part of its external growth strategy, Essilor International acquired both LTL, an Italy-based distribution company, and Delamare-Sovra, a surfacing materials manufacturer.

Lastly, December 2004 saw the formation of TAO, a wholly-owned subsidiary set up to design and roll out new computer systems in Europe to keep pace with the changes in the Company's business.

NOTE 1: ACCOUNTING POLICIES

1.1. General

The financial statements of the Company have been prepared in accordance with the French 1999 General Accounting Plan approved by government order of June 22, 1999, the law of April 30, 1983 and the decree of November 29, 1983.

1.2. Intangible assets

Intangible assets correspond primarily to purchased goodwill, concessions, patents, licenses and software. They are stated at cost and amortized by the straight-line method over 3 to 10 years. Legally-protected purchased goodwill is not amortized.

1.3. Property, plant and equipment

Property, plant and equipment are stated at acquisition or production cost. Assets acquired prior to December 31, 1976 which were included in the 1978 legal revaluation are stated at revalued cost.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	20 to 33 years
Building improvements	7 to 10 years
Industrial machinery, equipment and tools	3 to 10 years
Other property, plant and equipment	3 to 10 years

Differences between straight-line depreciation and reducing balance depreciation charged for tax purposes are included in untaxed provisions on the liabilities side of the balance sheet.

1.4. Investments

Shares in subsidiaries and affiliates are stated at the lower of cost and fair value, based on estimated future cash flows. The cost of investments acquired prior to December 31, 1976 which were included in the 1978 legal revaluation corresponds to revalued cost. The revaluation difference originally credited to reserves was transferred to the capital account in 1980.

1.5. Inventories and work in progress

Raw materials and goods inventories are stated at weighted average cost. Finished products, semi-finished products and work in progress are stated at standard production cost.
Provisions are recorded against inventories, taking into account market prices, sales prospects and the risk of obsolescence.

1.6. Receivables and payables

Receivables and payables in euros are stated at their nominal value. Foreign currency receivables and payables are converted into euros at the year-end exchange rate or the hedging rate. Provisions are recorded to cover any risk of non-recovery, based on the age of receivables.

1.7. Marketable securities

Marketable securities, consisting primarily of Sicav and FCP mutual funds, are stated at cost.
A provision is recorded if the net asset value of the units represents less than their cost. This item also includes treasury shares acquired under the Company's liquidity contract.

1.8. Financial Instruments

Financial instruments are used only to hedge risks on commercial transactions and identified foreign currency receivables and payables. They include forward exchange contracts and currency options.

The Company uses financial instruments solely for hedging purposes. All currency transactions are subject to pre-determined position limits which are designed to optimize the protection afforded by the hedges.

The Company's interest rate management policy consists of hedging interest rate risks.

Exchange gains and losses on financial instruments are recognized in the year in which they arise. They are based on contractual forward rates at maturity. If hedging positions at the year-end exceed the currency positions reflected in the balance sheet, a provision is recorded for the estimated cost of unwinding the hedges.

1.9. Foreign currency transactions

Substantially all foreign currency transactions are hedged and are converted into euros at the hedging rate. Foreign currency receivables and payables are converted at the hedging rate or the year-end rate if they are not hedged. Foreign currency bank balances are converted at the month-end exchange rate.

1.10. Pensions and other post-retirement benefits

The Company's obligations for the payment of retirement indemnities are funded under an insured plan. The difference between the projected benefit obligation and the fair value of plan assets is covered by a provision. The projected benefit obligation takes into account years of service, mortality and staff turnover rates, future salary levels and an appropriate discount rate.

The Company's obligations for the payment of top-hat pensions to management and employees are funded under an insured plan (see note 13.4).

At December 31, 2004, a provision was recorded for the unfunded portion of supplementary pension benefit obligations, and the provision for long-service awards was adjusted.

1.11. Translation of the financial statements of the foreign branch

The financial statements of the foreign branch, Essilor Industries – which is considered as representing an independent entity – are translated into euros as follows:

- Income statement items are translated at the average hedging rate for the year.
- Balance sheet items are translated at the exchange rate ruling on December 31, except for:
  - Reserves, which are translated at the historical rate.
  - Net income, which is translated at the hedging rate.

The difference arising on translation is recorded in shareholders' equity under "Cumulative translation adjustment".

1.12. Corporate income tax (group relief)

Essilor International files a consolidated tax return with BBGR, Optim, VIP, Invoptic, Varilux University, Novisia, OSE, Essidev, Barbara, BNL Eurolens and Fred Management and pays the corporate income tax due by the tax group.
Each company in the tax group records the income tax charge that would apply if it were not a member of the tax group. This has no impact on the parent company accounts.

In 2004, the corporate income tax due by the tax group amounted to €22,880 thousand.

1.13. Recognition and measurement of provisions

Untaxed provisions

These mainly comprise provisions for excess tax depreciation.

Provisions for warranties and returned items

A provision is set up at the time of sale to cover the estimated cost of guaranteeing corrective lenses and optical instruments.

Provisions for treasury shares

Essilor International shares held by the Company for allocation on exercise of employee stock options are carried at cost under "Other long-term investments". Where appropriate, a provision is recorded to cover the difference between the option exercise price and the weighted average price at the year-end.

Provisions for other contingencies and charges

These provisions are set up to cover any other commitments that are outstanding at the year-end.

NOTE 2: SALES

Net sales by business segment

2004

€ thousands	France	Export	Total	% change /03
Corrective lenses	273,233	226,372	499,605	0.81 %
Optical instruments	24,879	47,562	72,441	1.19 %
Industrial equipment	6,598	37,913	44,511	(19.70)%
Other	12,089	29,379	41,467	50.27 %
Total	**316,799**	**341,225**	**658,024**	**1.20 %**

2003

€ thousands	France	Export	Total	% change /02
Corrective lenses	258,096	237,484	495,580	2.76 %
Optical instruments	23,164	48,428	71,592	(3.38)%
Industrial equipment	11,310	44,118	55,428	2.19 %
Other	8,604	18,992	27,596	2.24 %
Total	**301,174**	**349,022**	**650,196**	**1.98 %**

2002

€ thousands	France	Export	Total	% change /01
Corrective lenses	243,143	239,113	482,256	8.19 %
Optical instruments	23,376	50,724	74,100	11.89 %
Industrial equipment	9,903	44,338	54,241	37.92 %
Other	8,434	18,557	26,991	16.70 %
Total	**284,856**	**352,732**	**637,588**	**10.60 %**

Breakdown between intercompany and exernal sales, France and export.

€ thousands	2004	2003	2002	% change 04/03
France				
- Intercompany	45,462	51,282	43,644	(11.35)%
- External	271,337	249,892	241,212	8.58 %
Subtotal	316,799	301,174	284,856	5.19 %
Export				
- Intercompany	286,139	289,096	303,545	(1.02)%
- External	55,086	59,926	49,187	(8.08)%
Subtotal	341,225	349,022	352,732	(2.23)%
Total	**658,024**	**650,196**	**637,588**	**1.20 %**

NOTE 3: NET INTEREST INCOME

3.1. Net interest income

€ thousands	2004	2003	2002
Interest expense	(17,947)	(17,609)	(17,647)
Dividend and interest income	145,553	123,777	134,251
Net discounts	(2,551)	(2,169)	(2,134)
Provisions for losses on subsidiaries	(11,066)	(12,963)	(4,973)
Exchange gains and losses	(491)	913	2,989
Other	1,912	2,400	551
Total	**115,412**	**94,349**	**113,037**

3.2. Related party transactions

	Net amounts concerning			
€ thousands	Related parties	Other companies with which Essilor has capital ties	Other	Total
INCOME STATEMENT				
Interest expense	1,094		46,395	47,490
Interest income	97,838	40,568	24,495	162,901

NOTE 4: NON-OPERATING INCOME AND EXPENSE

€ thousands	2004	2003	2002
Revenue transactions	**(2,124)**	**(6,018)**	**(828)**
Other income and expenses from revenue transactions	(1,129)	(5,445)	(1,149)
Restructuring costs	(996)	(573)	321
Capital transactions	**(23,298)**	**5,818**	**4,312**
Disposals of investments	(23,574)	(961)	9
Other income from capital transactions	277	6,779	4,303
Provision movements	**23,489**	**(1,468)**	**(17,052)**
Tax provisions	1,557	(1,944)	(1,263)
Restructuring provisions	(1,752)	621	(6,856)
Provisions for impairment in value of intangible assets			(3,557)
Provisions for impairment in value of investments	24,303	1,121	
Other	(620)	(1,265)	(5,375)
Total	**(1,933)**	**(1,668)**	**(13,568)**

NOTE 5: CORPORATE INCOME TAX

5.1. Income before entries recorded for tax purposes

€ thousands	2004	2003	2002
Net income	163,638	143,803	149,247
Corporate income tax	13,129	10,611	4,889
Pre-tax income	176,767	154,414	154,136
Change in untaxed provisions	880	1,784	264
Income before tax and entries recorded for tax purposes	177,647	156,198	154,400

Income for 2004 includes €123 million worth of dividends and €29 million worth of royalties that are taxed at a reduced rate.

5.2. Corporate income tax analysis

The corporate income tax charge breaks down as follows between operating and non-operating items:

€ thousands	Before tax	Tax	After tax
2004			
Operating income after interest	178,700	(13,712)	164,988
Net non-operating expense	(1,933)	583	(1,350)
Net income			**163,638**
2003			
Operating income after interest	156,081	(12,530)	143,551
Net non-operating expense	(1,668)	1,920	252
Net income			**143,803**
2002			
Operating income after interest	167,704	(8,191)	159,513
Net non-operating expense	(13,568)	3,302	(10,266)
Net income			**149,247**

5.3. Deferred taxes

Assets

€ thousands	2004	2003	2002
Provisions for vacation pay[1]	9,043	9,873	9,314
CSS surtax	1,141	887	828
End-of-career paid leave	3,797		
Impact of the "Fillon" Pension Reform Act	935		
Retirement indemnities	10,170	11,956	10,382
Convertible bonds (amortization of redemption premiums)	5,495	1,977	
Other	3,071	1,104	2,072
Total	**33,651**	**25,797**	**22,596**
Unrecognized deferred tax asset (34.93% tax rate)	11,754	9,143	8,008

(1) The Company has elected to apply the provisions of article 8 of the 1987 French Finance Act, allowing the deduction of vacation pay on a cash basis. The provision is therefore nc deductible, giving rise to a future tax saving.

Liabilities

No deferred taxes are recognized in the balance sheet. Recognition of deferred taxes on timing differences would have the effect of increasing the corporate income tax charge by €3,739 thousand as follows:

€ thousands	At Dec. 31, 2002	Increase 2003	Decrease 2003	At Dec. 31, 2003	Increase 2004	Decrease 2004	At Dec. 31, 2004
Provisions for:							
- Excess tax depreciation	8,032	4,102	2,318	9,816	3,565	2,684	10,696
- Other	1,473	841	1,074	1,240	282	1,513	10
Total	**9,505**	**4,943**	**3,392**	**11,056**	**3,847**	**4,197**	**10,706**
Unrecognized deferred tax liability (34.93% tax rate)	3,369			3,918			3,739

NOTE 6: INTANGIBLE ASSETS

€ thousands	At January 1	Acquisitions	Disposals	Other movements	Amortization and provisions	At December 31
2004						
R&D costs		66				66
Concessions	46,117	1,708	375	1,307		48,757
Purchased goodwill	435					435
Other intangibles	1,691	2,646	22	(953)		3,363
At cost	**48,243**	**4,420**	**397**	**354**		**52,620**
Amortization and provisions	27,974				6,100	34,074
Net	**20,269**					**18,546**
2003						
Concessions	40,328	6,384	3,087	2,492		46,117
Purchased goodwill	435					435
Other intangibles	2,211	1,468	54	(1,933)		1,691
At cost	**42,974**	**7,852**	**3,141**	**559**		**48,243**
Amortization and provisions	25,169				2,805	27,974
Net	**17,805**					**20,269**
2002						
Concessions	35,815	4,603	3,143	3,054		40,328
Purchased goodwill	435					435
Other intangibles	3,663	1,645		(3,097)		2,211
At cost	**39,912**	**6,248**	**3,143**	**(44)**		**42,974**
Amortization and provisions	19,230				5,939	25,169
Net	**20,682**					**17,805**

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

€ thousands	At January 1	Acquisitions	Disposals	Other movements	Depreciation and provisions	At December 31
2004						
Land	6,421	432	61	156		6,948
Buildings	75,324	2,530	338	1,977		79,492
Industrial machinery and equipment	74,422	7,362	3,874	1,287		79,197
Other	40,071	1,996	2,187	1,089		40,969
Assets under construction	6,606	8,417		(5,607)		9,416
Advance payments to suppliers	616	1,032		(598)		1,050
Cost	**203,459**	**21,768**	**6,459**	**(1,696)**		**217,072**
Depreciation and provisions	146,675				4,929	151,604
Net	**56,784**					**65,468**
2003						
Land	7,015	5	627	28		6,421
Buildings	74,273	1,973	6,045	5,124		75,325
Industrial machinery and equipment	74,040	4,960	2,083	(2,496)		74,421
Other	38,656	4,828	892	(2,522)		40,070
Assets under construction	4,732	5,396	19	(3,503)		6,606
Advance payments to suppliers	578	551	35	(478)		616
Cost	**199,294**	**17,713**	**9,701**	**(3,847)**		**203,459**
Depreciation and provisions	143,062				3,613	146,675
Net	**56,232**					**56,784**
2002						
Land	7,002	13				7,015
Buildings	71,640	1,407	966	2,192		74,273
Industrial machinery and equipment	72,828	3,849	2,896	259		74,040
Other	40,111	2,216	3,013	(658)		38,656
Assets under construction	4,989	3,971		(4,228)		4,732
Advance payments to suppliers	882	575		(879)		578
Cost	**197,452**	**12,031**	**6,875**	**(3,134)**		**199,294**
Depreciation and provisions	140,025				3,037	143,062
Net	**57,427**					**56,232**

NOTE 8: INVESTMENTS AND OTHER NON-CURRENT ASSETS

8.1. Analysis

Thousands	At January 1	Acquisitions	Disposals	Other movements	Provisions	At December 31
2004						
Shares in subsidiaries and affiliates	747,862	38,612	30,025	774		757,224
Loans to subsidiaries and affiliates	337,092	1,129,662	1,137 592			329,162
Other long-term investments	58,986	50,128	35,560	(1,019)		72,534
Loans	1,228		2			1,226
Other non-current assets	1,239	266	158			1,347
Cost	**1,146,407**	**1,218,668**	**1,203,338**	**(245)**		**1,161,493**
Provisions	55,725				(19,993)	35,733
Net	**1,090,681**					**1,125,760**
2003						
Shares in subsidiaries and affiliates	701,089	47,949	1,175	(1)		747,862
Loans to subsidiaries and affiliates	297,746	1,119,220	1,079,874			337,092
Other long-term investments	56,638	24,882	535	(21,999)		58,986
Loans	1,231		3			1 228
Other non-current assets	541	768	25	(45)		1,239
Cost	**1,057,245**	**1,192,819**	**1,081,612**	**(22,045)**		**1,146,407**
Provisions	51,475				4,250	55,725
Net	**1,005,770**					**1,090,682**
2002						
Shares in subsidiaries and affiliates	723,184	33,389	69	(55,415)		701,089
Loans to subsidiaries and affiliates	310,702	1,056,700	1,069,355	(301)		297,746
Other long-term investments	1,168	55		55,415		56,638
Loans	1,232	2	3			1,231
Other non-current assets	545	86	80	(10)		541
Cost	**1,036,831**	**1,090,232**	**1,069,506**	**(312)**		**1,057,245**
Provisions	46,502				4,973	51,475
Net	**990,328**					**1,005,770**

8.2. Subsidiaries and affiliates (€ thousands)

Investments with a gross carrying value representing	Capital stock	Reserves	Book value		Loans and advances made by the Company	Guarantees given by the Company	Last published sales	Last published net income (loss)	Dividends received during the year
			Cost	Net					
More than 1% of the company's capital									
- French companies	73,058	760,763	196,105	194,290	520	1,863	224,571	(6,370)	24,604
- International companies	148,112	384,495	559,397	530,650	294,114	126,746	2,616,543	174,460	98,413
Less than 1% of the company's capital									
- French companies	80	1,568	80	80		457	13,032	992	
- International companies	14,063	3,546	1,641	1,449	13,068	807	135,390	4,705	122

N.B.: As allowed under paragraph 11 of article 24 of decree no. 83.1020 of November 29, 1983, detailed information by subsidiary is not provided as its disclosure would be prejudicial to the company's interests. Additional information is provided in the consolidated financial statements, by geographic area.

8.3. Related party transactions

	Net amounts concerning			
€ thousands	Related parties	Other companies with which Essilor has capital ties	Other	Total
Investments (net)				
Shares in subsidiaries and affiliates	597,459	129,009		726,469
Loans to subsidiaries and affiliates	326,871	1,418	473	328,762
Total investments (net)	**924,330**	**130,427**	**473**	**1,055,231**

8.4. Analysis of long-term loans and receivables by maturity

€ thousands	2004	2003	2002
More than one year	124,999	124,868	124,115
Less than one year	206,736	214,692	175,403
Total	**331,735**	**339,560**	**299,518**

NOTE 9: CURRENT ASSETS

9.1. Inventories

€ thousands	2004	2003	2002
Raw materials and other supplies	34,853	34,022	35,708
Goods for resale	7,757	10,825	9,681
Finished and semi-finished products and work in progress	36,386	41,385	52,721
Sub-total	**78,996**	**86,232**	**98,110**
Provisions	(15,993)	(14,543)	(13,398)
Total	**63,003**	**71,689**	**84,712**

9.2. Analysis of operating receivables by maturity

€ thousands	2004	2003	2002
More than one year			
Less than one year	199,233	205,342	203,977
Total	**199,233**	**205,342**	**203,977**

9.3. Marketable securities

€ thousands	2004		2003		2002	
	Cost	Net	Cost	Net	Cost	Net
SICAV mutual funds	495,837	495,837	407,627	407,627	186,603	186,603
FCP mutual funds and money market securities	187	187	184	184	179	179
Quoted securities	449	449				
Currency options	572	572	508	508	561	561
Total	**497,046**	**497,046**	**408,319**	**408,319**	**187,344**	**187,344**

Market values of marketable securities are as follows:

€ thousands	2004	2003	2002
Book value	497,046	408,319	187,344
Market value	497,226	408,390	187,344
Unrealized gain	180	71	

€ thousands	2004		2003		2002	
	Cost	Net	Cost	Net	Cost	Net
Certificates of deposit	69,784	69,784	105,995	105,995		
Total certificates of deposit	**69,784**	**69,784**	**105,995**	**105,995**	**0**	**0**
Total marketable securities	**566,829**	**566,829**	**514,314**	**514,314**	**187,344**	**187,344**

9.4. Accruals

€ thousands	2004	2003	2002
Prepaid expenses			
Operating expenses	6,260	6,667	518
Interest expense	276	2,272	2,799
Total	**6,536**	**8,940**	**3,317**

€ thousands	2004	2003	2002
Deferred charges			
Net at January 1	**1,240**	**1,473**	**1,990**
Additions	272	841	902
Amortization	1,513	1,074	1,419
Net at December 31	**0**	**1,240**	**1,473**

9.5. Related party transactions

€ thousands	Net amounts concerning			
	Related parties	Other companies with which Essilor has capital ties	Other	Total
Current assets (net)				
Trade receivables	61,309	6,543	80,372	148,224
Other receivables	22,900	0	22,942	45,842
Total current assets (net)	**84,209**	**6,543**	**103,314**	**194,066**

9.6. Accrued income

€ thousands	2004	2003	2002
Investments			
Loans to subsidiaries and affiliates			
- Dividends receivable	166	196	745
- Accrued interest on loans		1	4,704
Trade receivables	7,080	7,219	6,076
Other			
- Discounts and rebates receivable	226	14	351
- Personnel expenses			22
- Social security			
- Taxes other than on income	44	44	47
- Miscellaneous receivables	1,456	614	237
Total	**8,972**	**8,088**	**12,182**

NOTE 10: SHAREHOLDERS' EQUITY

10.1. Capital stock

	Number of shares					
	At January 1	Issued	Cancelled	Exchanged	At December 31	Par value in €
Common stock	102,740,108	1,370,375	(800,000)		103,310,483	0.35
Preferred, non-voting stock	0				0	
Total	**102,740,108**	**1,370,375**	**(800,000)**	**0**	**103,310,483**	**0.35**

10.2. Changes in shareholders' equity

Before appropriation of income

€ thousands	2004	2003	2002
Due to changes in structure:			
Total shareholders' equity at January 1	1,023,370	953,901	813,165
Capital stock	200	20	563
Additional paid-in capital	18,358	4,417	39,787
Legal reserve	2	56	298
Untaxed reserves	845	(1,435)	(16,290)
Other reserves	62,000	92,000	55,000
Retained earnings	19,115	(18,146)	400
Other			
Net income/(loss) for the year	19,835	(5,443)	63,641
Investment grants	(5)	(6)	(9)
Untaxed provisions	881	1,784	263
Cumulative translation adjustment	(1,318)	(3,778)	(2,917)
Total	**1,143,283**	**1,023,370**	**953,901**

2004

The capital was increased to €36,159 thousand corresponding to the net issuance of 570,375 common shares. A total of 382,842 shares were issued to the Essilor Corporate Mutual Fund, 987,533 shares were issued on exercise of stock options, and 800,000 shares held in treasury stock were cancelled.

The new shares carried dividend and voting rights as from January 1, 2004.

2003

The capital was increased to €35,959 thousand corresponding to the net issuance of 56,495 common shares. A total of 438,733 shares were issued to the Essilor Corporate Mutual Fund, 417,762 shares were issued on exercise of stock options, and 800,000 shares held in treasury stock were cancelled.

The new shares carried dividend and voting rights as from January 1, 2003.

2002

The capital was increased to €35,939 thousand through the issuance of 1,607,722 common shares, including 374,562 shares issued to the Essilor Corporate Mutual Fund and 1,233,160 shares issued on exercise of stock options.

The new shares carried dividend and voting rights as from January 1, 2002.

NOTE 11: PROVISIONS

11.1. Provisions for contingencies and charges

€ thousands	At January 1	Increases	Utilizations	Releases (surplus)	At December 31
2004					
Provisions for pensions and other post-retirement benefits	27,185	1,630	47		28,769
Provisions for losses in subsidiaries and affiliates	4,476	4,776	244		9,007
Provisions for restructuring	6,430	4,068	2,316		8,182
Other	14,206	9,243	6,223	2,725	14,502
Total	**52,297**	**19,717**	**8,830**	**2,725**	**60,460**
2003					
Provisions for pensions and other post-retirement benefits[1]	10,404	17,869	1,088		27,185
Provisions for losses in subsidiaries and affiliates	503	3,973			4,476
Provisions for restructuring	7,051		573	48	6,430
Other	10,512	9,016	4,782	475	14,271
Total	**28,470**	**30,858**	**6,442**	**523**	**52,362**
2002					
Provisions for pensions and other post-retirement benefits	6,459	3,972	27		10,404
Provisions for losses in subsidiaries and affiliates	503				503
Provisions for restructuring	1,064	6,856	869		7,051
Other	8,260	6,727	4,475		10,512
Total	**16,286**	**17,555**	**5,371**	**0**	**28,470**

(1) 2003: the €17,869 thousand increase was charged against retained earnings.

The difference between the sum of the movements shown in the above table and the amount recorded in the income statement for depreciation, amortization and provisions corresponds to movements in depreciation, amortization and provisions charged against assets.

11.2. Untaxed provisions

€ thousands	At January 1	Increases	Releases	At December 31
2004				
Untaxed provisions	9,816	3,565	2,684	10,696
Excess tax depreciation	9,816	3,565	2,684	10,696
2003				
Untaxed provisions	8,032	4,102	2,318	9,816
Excess tax depreciation	8,032	4,102	2,318	9,816
2002				
Untaxed provisions	7,769	3,251	2,988	8,032
Excess tax depreciation	7,769	3,251	2,988	8,032

11.3 Provisions for impairment in value

€ thousands	At January 1	Increases	Releases	At December 31
2004				
Provisions for impairment in value	**74,074**	**25,337**	**44,522**	**54,889**
Inventories	14,543	15,993	14,543	15,993
Receivables	3,797	627	1,270	3,154
Shares in subsidiaries and affiliates	50,360	8,485	27,690	31,155
Other investments	5,366	232	1,019	4,579
Other	8			8
2003				
Provisions for impairment in value	**68,075**	**30,248**	**24,249**	**74,074**
Inventories	13,398	14,543	13,398	14,543
Receivables	3,193	1,144	540	3,797
Shares in subsidiaries and affiliates	49,218	11,352	10,210	50,360
Other investments	2,258	3,209	101	5,366
Other	8			8
2002				
Provisions for impairment in value	**61,315**	**27,677**	**20,917**	**68,075**
Inventories	12,052	13,398	12,052	13,398
Receivables	2,752	629	188	3,193
Shares in subsidiaries and affiliates	44,245	13,650	8,677	49,218
Other investments	2,258			2,258
Other	8			8

NOTE 12: DEBT

12.1. Maturities of debt

€ thousands	2004	2003	2002
Due in less than one year	**262,308**	**316,478**	**250,312**
Borrowings	7,457	70,631	15,371
Operating liabilities	184,573	186,850	174,213
Other liabilities	70,278	58,997	60,728
Due in one to five years	**271,959**	**271,959**	**331,959**
Borrowings	271,959	271,959	331,959
Operating liabilities			
Other liabilities			
Due beyond five years	**323,368**	**323,368**	**0**
Borrowings[1]	323,368	323,368	
Operating liabilities			
Other liabilities			
Total	**857,635**	**911,805**	**582,271**

(1) Including €14 million corresponding to bond redemption premiums.

€ thousands	2004	2003	2002
Analysis by maturity (total liabilities)			
2002			
2003			250,312
2004		316,478	60,000
2005	262,308		
2006	121,959	121,959	121,959
2007	150,000	150,000	150,000
2008			
2009			
2010	323,368	323,368	
Analysis by currency (borrowings)			
EUR	427,348	430,113	114,347
USD	175,436	235,845	231,959
GBP			1,024

12.2. Convertible bonds

	2004	2003	2002
Number of bonds issued	6,040,212	6,040,212	0
Number of bonds converted	458	458	0
Number of bonds outstanding	6,039,754	6,039,754	0
Nominal value (in €)	51,15	51,15	0
Annual interest (in € thousands)	4,647	2,330	0

NB: The €14 million redemption premium on these bonds is being amortized by the reducing balance method over seven years.

12.3. Related party transactions

€ thousands	Net amounts concerning			
	Related parties	Other companies with which Essilor has capital ties	Other	Total
Liabilities				
Trade payables	9,897	4,928	67,377	82,202
Other operating liabilities	774		101,596	102,371
Other liabilities	61,603		8,675	70,278
Total liabilities	**72,274**	**4,928**	**177,648**	**254,851**

12.4. Accrued charges

€ thousands	2004	2003	2002
Accrued interest	6,375	7,531	5,863
Advances and deposits from customers			
Trade payables (goods received but not yet invoiced)	21,811	25,824	32,488
Accrued taxes and personnel expenses			
- Vacation pay	20,091	18,894	17,887
- Incentive bonuses	3,247	2,979	2,164
- Other	7,997	7,559	8,104
Other liabilities	63,525	56,048	46,898
Total	**123,047**	**118,835**	**113,404**

NOTE 13: OFF-BALANCE SHEET COMMITMENTS

13.1. Financial commitments

Commitments given and received

€ thousands	2004	2003	2002
Commitments given			
Guarantees	138,767	147,817	122,326
Commitments received			
Guarantees	588	3,274	2,980

Forward exchange contracts

At December 31, 2004, forward sales of foreign currencies, excluding cross-currency swaps, totaled €259,822 thousand and forward purchases amounted to €62,190 thousand.

€	Forward equivalent of notional	Equivalent at market rate on December 31, 2004	Market value at December 31, 2004
Sell position	259,822,253	252,726,593	7,095,689
Buy position	(62,189,992)	(58,878,221)	(3,311,770)

(1) Market values are determined based on the difference between the forward rates at the inception date and at the end of the year. The impact of discounting is not taken into consideration, as it is not material due to the short maturities of the contracts

Currency options

At December 31, 2004, currency options were as follows:
- Purchases of puts: €20,648 thousand
- Sales of calls: €29,961 thousand[1]
- Purchases of calls: €8,136 thousand

€	Forward equivalent of notional	Premiums paid/received at inception	Mark-to-market adjustment at December 31, 2004	Mark-to-market gains/(losses) since inception at December 31, 2004
Purchases of puts	20,648,116	582,194	1,787,209	1,205,015
Sales of calls[1]	(29,961,333)	(229,753)	(4,241)	225,512
Purchases of calls	8,136,696	219,530	2,049	(217,481)

(1) All sold options are hedged by purchased options (collars or cancellations of purchased options).

Interest rate swaps

In connection with the €122 million fixed rate bond, swapped into floating rate and converted into U.S. dollars at the time of issue through a cross-currency swap, floating-to-fixed rate swaps in U.S. dollars were set up for the period to July 3, 2006.

€	Equivalent of notional at market rate on December 31, 2004	Market value at December 31, 2004
Interest rate swap	113,823,330	(4,198,083)

Cross-currency swaps

The €122 million 1996 bonds and the €50 million in borrowings issued in 2000 are hedged by cross-currency U.S. dollar swaps expiring in 2006 and 2007.

	Market value at December 31, 2004			
€	Equivalent of notional at market rate on December 31, 2004	Currency impact	Interest rate impact	Mark-to-market gain
Seller of USD	150,652,539	23,335,336	8,442,393	**31,777,729**

13.2. Commitments under finance leases

2004

Assets acquired under finance leases

€ thousands	Cost at inception of the lease	Depreciation		Net
		For the year	Accumulated	
Land	97			97
Buildings	12,542	627	2,822	9,720
Total	**12,639**	**627**	**2,822**	**9,817**

Lease commitments

€ thousands	Lease payments		Future minimum lease payments				Total residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	3	192				0	0
Buildings	2,012	9,158	1,338	5,148		6,486	5,148
Total	**2,015**	**9,350**	**1,338**	**5,148**	**0**	**6,486**	**5,148**

2003

Assets acquired under finance leases

€ thousands	Cost at inception of the lease	Depreciation		Net
		For the year	Accumulated	
Land	97			97
Buildings	12,542	627	2,195	10,347
Total	**12,639**	**627**	**2,195**	**10,444**

Lease commitments

€ thousands	Lease payments		Future minimum lease payments				Total residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	14	188	3			3	0
Buildings	2,109	7,146	1,530	6,486		8,016	5,148
Total	**2,123**	**7,334**	**1,533**	**6,486**	**0**	**8,019**	**5,148**

2002

Assets acquired under finance leases

€ thousands	Cost at inception of the lease	Depreciation		Net
		For the year	Accumulated	
Land	779			779
Buildings	20,720	1,036	8,233	12,497
Total	**21,499**	**1,036**	**8,233**	**13,276**

Lease commitments

€ thousands	Lease payments		Future minimum lease payments				Total residual value
	For the year	Cumulative	1 year	1 to 5 years	Beyond 5 years	Total	
Land	13	1,320	12	14		25	0
Buildings	2,082	18,777	1,485	8,076		9,561	5,148
Total	**2,094**	**20,098**	**1,496**	**8,090**	**0**	**9,586**	**5,148**

13.3. Commitments under non-cancelable operating leases

Contractual obligations

€ thousands	Future minimum lease payments			
	1 year	1 to 5 years	Beyond 5 years	Total
Operating lease Vincennes facility	2,843	11,372	14,215	28,430
Total	**2,843**	**11,372**	**14,215**	**28,430**

13.4. Employee benefit commitments

Supplementary pensions

The Company's obligations under supplementary pension plans in favor of management and certain other long-serving employees were revalued in 2004, using the projected unit credit method, based on a 3.0% rate of salary increases and a discount rate of 4.75% (higher than inflation). The total obligation at December 31, 2004 stood at €30,215 thousand including €11,767 thousand funded under insured plans by the end of the year.

Since 2003, the unfunded portion of supplementary pension obligations is recognized in the Company accounts.

€ thousands	2004	2003	2002
Application of a discount rate	Yes	Yes	Yes
Projected benefit obligation	30,215	29,548	14,991
Fair value of plan assets	11,767	11,837	12,351
Provision recorded in the accounts	17,664	17,711	
Unfunded obligation	**0**	**0**	**2,640**

Long-service awards

The Company's obligation for the payment of statutory long-service awards, in application of French labor laws, collective bargaining agreements and trade union agreements, was estimated at €2,855 thousand at December 31, 2004. This amount, which corresponds to the discounted present value of the obligation, determined by applying a discount rate of 4.75% (higher than inflation), has been recognized in the balance sheet at that date.

NOTE 14: EMPLOYEE DATA

14.1. Average number of employees

Analysis of average number of employees	2004	2003	2002
Management	850	778	710
Supervisory and administrative	1,325	1,313	1,301
Production	1,392	1,438	1,476
Total	**3,567**	**3,529**	**3,487**

14.2. Management compensation

In accordance with article 24-18 of the decree of November 29, 1983 no loans or advances have been granted to management.

Total compensation and benefits paid to directors and senior management amounted to:

- €1,459 thousand in 2004.
- €1,415 thousand in 2003.
- €1,309 thousand in 2002.

NOTE 15: FIVE-YEAR FINANCIAL SUMMARY

	2004	2003	2002	2001	2000
CAPITAL AT YEAR-END *(€ thousands)*					
Capital stock	36,159	35,959	35,939	35,377	32,399
Number of common shares outstanding[1]	103,310,483	102,740,108	102,683,613	101,075,891	10,569,681
o/w treasury stock[1]	1,382,788	1,269,837	1,450,645	1,000,000	741,027
Number of preferred, non-voting shares outstanding					56,418
RESULTS OF OPERATIONS *(€ thousands)*					
Net sales	658,024	650,196	637,588	576,496	589,808
Income before tax, depreciation, amortization and provisions	180,912	190,554	196,165	83,039	139,985
Corporate income tax	13,129	10,611	4,889	2,773	14,479
Employee profit-sharing					
Net income	163,638	143,803	149,247	85,606	105,588
Total dividends	77,465	56,823	50,616	41,031	38,721
PER SHARE DATA *(in €)*					
Income after tax and employee profit sharing, before depreciation, amortization and provisions, excluding treasury stock[1]	1.65	1.77	1.89	0.80	12.70
Net income, excluding treasury stock[1]	1.61	1.42	1.47	0.86	10.68
Net dividend per common share[1]	0.76	0.56	0.50	0.41	3.90
Net dividend per preferred, non-voting share					4.02
EMPLOYEE DATA					
Average number of employees	3,567	3,529	3,487	3,475	3,575
Total payroll (€ thousands)	123,702	118,661	116,276	111,050	107,619
Total benefits (€ thousands)	58,252	54,879	52,465	48,671	49,470

(1) In 2001, the number of shares increased tenfold following the 10-for-1 stock-split.

NOTE 16: SUBSEQUENT EVENTS

To the best of the Company's knowledge, no events have occurred since the balance-sheet date that could have a material impact on the Company's accounts.

5.2.6. Statutory Auditors' Report on the Financial Statements

For the Year ended December 31, 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.
This report, together with the Statutory Auditors' report addressing financial and accounting information in the President's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by the Shareholders' Meeting, we hereby report to you, for the year ended December 31, 2004, on:

- the audit of the accompanying financial statements of Essilor International;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities, as of December 31, 2004, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France

Justification of our assessments

In accordance with the requirements of article L.225-235 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

Note 1.4 to the financial statements describes the accounting treatment of investments. As part of our assessment of the Company's accounting principles and policies, we verified the appropriateness of the policies and methods applied to investments and of the information disclosed in the notes to the consolidated financial statements. We also obtained assurance that these policies and methods had been properly applied

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the unqualified opinion expressed in the first part of this report.

Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Paris, March 10, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	Cabinet Dauge et Associés
Jacques Denizeau	Gérard Dauge

.2.7. Statutory Auditors' Special Report on Agreements Involving Directors

For the year ended December 31, 20044

This is a free translation into English of the Statutory Auditors' Special report issued in the French language and is provided solely for the convenience of English speaking readers.

To the Shareholders,

In our capacity as Statutory Auditors of Essilor International, we are required to report on certain contractual agreements with certain related parties of which we have been advised.

Agreements entered into during the year

Under the provisions of article L.225-40 of the Commercial Code, we have been informed of the following agreement which received prior approval in advance by the Board of Directors.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with the standards of our profession applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Person concerned

Olivier Pécoux
Managing Partner of Rothschild & Cie Banque
Director of Essilor International

Purpose

Liquidity contract signed on November 18, 2004

Under the terms of this contract, Essilor has retained the services of Rothschild & Cie Banque to trade in Essilor International shares on the market, on an independent basis on the Company's behalf, to promote a liquid market for the shares and stabilize the share price. Capital assigned to this contract represents approximately €12 million. Rothschild & Cie Banque charges the Company an annual fee of €280,000 for its services.

This contract was signed for a period of one year and is automatically renewable.

Paris, March 10, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	Cabinet Dauge et Associés
Jacques Denizeau	Gérard Dauge

5.3. FEES PAID TO THE AUDITORS

and the members of their networks

Years covered: 2004, 2003

	PricewaterhouseCoopers				Cabinet Dauge			
	Amount		% of total		Amount		% of total	
€ thousands	2004	2003	2004	2003	2004	2003	2004	2003
Audit								
Statutory and contractual audit services	2,386	2,150	85%	79%	302	271	96%	94%
Audit-related services	254	54	9%	2%	13	18	4%	6%
Sub-total	**2,640**	**2,204**	**94%**	**81%**	**315**	**289**	**100%**	**100%**
Other services [1]								
Legal and tax advice [2]	172	482	6%	18%				
Information systems consulting								
Internal audit								
Other	4	23		1%				
Sub-total	**176**	**505**	**6%**	**19%**				
Total	**2,816**	**2,709**	**100%**	**100%**	315	289	**100%**	**100%**

(1) Aggregate fees paid by all fully-consolidated companies and fees for audit work in the Bacou-Dalloz sub-group.

(2) Services provided to foreign subsidiaries.

Fees paid to other audit firms amounted to €88,000 for audit services and €52,000 for other services.

6.1. MEMBERSHIP AND PROCEDURES OF THE BOARD OF DIRECTORS, THE COMMITTEES OF THE BOARD AND THE EXECUTIVE COMMITTEE

6.1.1. Board of Directors

6.1.1.1. Members (at December 31, 2004)

The Company's bylaws (article 12) stipulate that the Board of Directors must have at least three and no more than fifteen members. As of December 31, 2004, the Board had twelve members. Directors are elected for a three-year term and may stand for re-election. The terms of one-third of the directors expire at each Annual Shareholders' Meeting, so that the entire Board is re-elected over a three-year rolling period. The average age of directors is 56. Each director is required to hold 500 Essilor International shares.

At the Annual Shareholders' Meeting of May 14, 2004, Yves Chevillotte was elected as director, together with Louis Lesperance and Jean-Pierre Martin who replaced Robert Colucci and Alain-Claude Mathieu as representatives of employee-shareholders.

The criteria for determining directors' independence as set out in the Bouton Committee's report on corporate governance have been taken up in the Company's internal rules, as follows and which were adopted by the Board on November 18, 2003:

A director is independent when he or she has no relationship of any kind whatsoever with the corporation, its group or the management of either, that is such as to colour his or her judgment. In particular:

- *The director is neither an employee nor corporate officer (mandataire social) of the Company, nor an employee or director of its parent or of one of its consolidated subsidiaries, and has not been during the previous five years.*
- *The director is not a corporate officer of a company in which the Company holds, either directly or indirectly, a directorship, or in which a directorship is held by an employee of the company designated as such or by a current or former (going back five years) corporate officer of the Company.*
- *The director is none of the following (whether directly or indirectly) a customer, supplier, investment banker or commercial banker – in each case:*
  - *which is material for the Company or its group, or*
  - *for which the Company or its group represents a material proportion of that entity's activity.*
- *The director does not have any close family ties with a corporate officer (mandataire social) of the Company.*
- *The director has not been an auditor of the Company over the past five years (article L 225-225 of the French Commercial Code).*
- *The director has not been a director of the Company for more than twelve years*

Directors representing significant shareholders of the Company or its parent company are considered independent as long as they do not in whole or in part control the Company; beyond a threshold of 10% of the share capital or voting rights, the Board shall examine individually each case in order to determine whether the given director may be considered independent or not, taking into account the composition of the Company's share capital and whether there exists potential for any conflict of interest.

Seven of the twelve members of the Board are independent based on the above criteria, and represent more than the one-third minimum prescribed in the internal rules.

	First elected	Term ends			Other directorships
Xavier FONTANET Age: 56 *Number of shares owned:* 53,063	May 6, 1996	At the Annual Meeting called to approve the 2006 accounts	**Chairman and** **Chief Executive Officer**		**Director:** • Essilor International and subsidiaries - Essilor of America, Inc. (United States) - Transitions Optical, Inc. (United States) - EOA Holding Co, Inc. (United States) - Shanghai Essilor Optical Company Ltd (China) - Transitions Optical Ltd (Ireland) - Transitions Optical Holding B.V. (Netherlands) - Nikon-Essilor Co. Ltd (Japan) • Other companies - L'Oréal - Crédit Agricole SA - Bénéteau - Association IMS - Entreprendre pour la Cité
Philippe ALFROID Age: 59 *Number of shares owned:* 101,286	May 6, 1996	At the Annual Meeting called to approve the 2004 accounts	**Chief Operating Officer**		**Chairman** • Bacou-Dalloz (dismissal in January, 2005) **Director:** • Essilor International and subsidiaries - Essilor of America, Inc. (United States) - Gentex Optics, Inc. (United States) - Visionweb, Inc. (United States) - EOA Holding Co., Inc. (United States) - EOA Investment, Inc. (United States) - Omega Optical Holding, Inc. (United States) - Essilor Canada Ltee/Ltd (Canada) - Pro-Optic Canada, Inc. (Canada) - Shanghai Essilor Optical Company Ltd (China) - Bacou-Dalloz - Bacou-Dalloz AB (Sweden) • Other companies - Faiveley S.A. - Faiveley Transport
Alain ASPECT Age: 57 *Number of shares owned:* 500	June 16, 1997	At the Annual Meeting called to approve the 2004 accounts	**Independent director**	**Research Director:** - CNRS, Institut d'Optique d'Orsay **Professor :** - École Polytechnique	
Michel BESSON Age: 70 *Number of shares owned:* 1,000	June 16, 1997	At the Annual Meeting called to approve the 2005 accounts	**Independent director**		**Director:** • Essilor International and subsidiaries - EOA, Inc. (United States)
Jean BURELLE Age: 65 *Number of shares owned:* 500	June 16, 1997	At the Annual Meeting called to approve the 2005 accounts	**Independent director**	**Chairman and** **Chief Executive Officer** - Burelle S.A. - Burelle Participations	**Chairman of the Board:** - Sycovest 1 **Chief Executive Officer** - SOGEC 2 SA **Director** - Compagnie Plastic Omnium - Compania Plastic Omnium (Spain) - Plastic Omnium International AG (Switzerland) - Signal AG (Switzerland) ***Permanent representative*** **of Burelle Participations on the Board of:** - Sycovest 1
Yves CHEVILLOTTE Age: 61 *Number of shares owned:* 500	May 14, 2004	At the Annual Meeting called to approve the 2006 accounts	**Independent director**		**Chairman of the Supervisory Board:** - Sa Soredic **Vice-Chairman of the Supervisory Board:** - Finaref **Director and member of the Audit Committee:** - Crédit Lyonnais **Director** - Sofinco

	First elected	Term ends			Other directorships
Philippe GERMOND Age: 48 *Number of shares owned:* 500	January 31, 2001 (co-opted by the Board) May 3, 2001 (ratified by shareholders)	At the Annual Meeting called to approve the 2005 accounts	**Independent director**	**Deputy Chief Operating Officer and Director:** - Alcatel	**Director:** - Ingenico - Atos Origin - Alcatel USA, Inc. (United States) **Member of the Supervisory Board:** - Alcatel Deutschland GmbH (Germany)
Igor LANDAU Age: 60 *Number of shares owned:* 1,000	January 31, 2001 (co-opted by the Board) May 3, 2001 (ratified by shareholders)	At the Annual Meeting called to approve the 2005 accounts	**Independent director**		**Director:** - Sanofi-Aventis - Thomson - C.C.F. - INSEAD **Member of the Supervisory Board:** - Dresdner Bank AG - I.D.I. (Institut de Développement Industriel) - Adidas-Salomon **Member of the Consultative Committee:** - Banque de France
Louis LESPERANCE Age: 46 *Number of shares owned:* 895	May 14, 2004	At the Annual Meeting called to approve the 2006 accounts	**Director representing employee shareholders**		
Jean-Pierre MARTIN Age: 54 *Number of shares owned:* 621	May 14, 2004	At the Annual Meeting called to approve the 2004 accounts	**Director representing employee shareholders**		
Olivier PECOUX Age: 46 *Number of shares owned:* 500	January 31, 2001 (co-opted by the Board) May 3, 2001 (ratified by shareholders)	At the Annual Meeting called to approve the 2005 accounts	**Independent director**	**Managing Partner:** - Rothschild et Cie Banque	**Director:** - Rothschild España (Spain) - Rothschild Italia (Italy) **Member of the Supervisory Board:** - Financière Rabelais - Rothschild GmbH (Germany) **Managing Partner:** - Rothschild et Cie - Rothschild et Cie Banque
Bertrand ROY Age: 49 *Number of shares owned:* 5,918	May 3, 2001	At the Annual Meeting called to approve the 2004 accounts	**Director representing employee shareholders**		**Chairman:** - Valoptec Association - Valoptec International Corporate Mutual Fund - Association Nationale pour l'Amélioration de la Vue (ASNAV) - Lens Section, Chambre Syndicale Verres et Montures **Director:** - Association SILMO - GIFO **Legal Manager:** - VIP

6.1.1.2. Board Procedures

The procedures of the Board of Directors and the Committees of the Board are governed by internal rules adopted by the Board on November 18, 2003, as amended on January 27, 2005. The main provisions of the internal rules concerning the Board's procedures are as follows:

Information to be made available to directors

All documents necessary to inform the directors about matters to be discussed at Board meetings shall be enclosed with the notice of meeting or sent or handed to directors reasonably in advance of the meeting.

Each director shall ensure that he or she has all essential information to enable the Board or the Committees of the Board to engage in an informed discussion and make informed decisions. If any information is not made available, or if the director believes that information may have been withheld, he or she shall ask for it to be supplied. The request shall be made to the Chairman of the Board (or the Chief Executive Officer if the two positions are separated), who is under an obligation to ensure that directors are able to fulfill their duties.
Between meetings, directors shall receive all useful information, including any critical comments, about all significant events or transactions affecting the Company. In particular, they shall receive copies of all press releases published by the Company.

Meetings of the board

The Board shall meet as frequently as necessary in the Company's interest and at least five times per year. The dates of the following year's meetings shall be set no later than one month before the end of the year, except for special meetings.

Committees of the board

At the Chairman's recommendation, the Board may set up committees and decide on their terms of reference and their composition. These Committees shall examine matters submitted to them by the Board, falling within their respective terms of reference, and shall make recommendations and proposals to the Board.

Annual self-assessment

Once a year, the Board shall perform a formal assessment of its procedures and take any appropriate measures to improve its efficiency. The Board shall inform shareholders of the results of the self-assessment in the annual report.

Amendments to the internal rules

These internal rules may be amended by decision of the Board.

In accordance with the Viénot and Bouton Commitees and with the 2003 AFEP/MEDEF report concerning corporate governance rules, **the Board performed, in 2004, a formal self-assessment of its procedures as provided for in the internal rules.** The self-assessment was based on a questionnaire prepared by the Company (but allowing for additional answers or suggestions) distributed to directors during one of the Board meetings. The completed questionnaires were analysed by an independent director and the results were presented and discussed at the November 17, 2004 Board meeting. The overall conclusion was that the Board's procedures are satisfactory and that important issues are properly analyzed and discussed. Recommended improvements primarily concerned the directors' specific training needs. In response to this recommendation, the Board added the following provisions to paragraph 3.2 of the internal rules:

"Directors shall receive training on the financial and legal aspects of their mission. The members of the Committees of the Board may be put in contact with their counterparts in other listed companies; site visits will be organized for directors and presentations will be made to them by members of the Executive Committee, specifically tailored to their needs."

At its meeting on January 27, 2005, the Board amended the directors' charter adopted on November 18, 2003, which sets out the rights and obligations of Essilor directors, to take into account:

1/ The provisions of the Market Abuse Directive (framework directive 2003/6/EC dated January 28, 2003) on insider dealing and market manipulation, which came into effect on October 12, 2004. The charter states that:

Each director who has access to inside information may not trade in the Company's shares, directly or through a third party, or cause any other person to trade in the Company's shares on the strength of that information for as long as it has not been made public. In addition, in the same way as for Company executives who have access to inside information, directors are prohibited from trading in Company's shares during the period preceding the publication of inside information of which they are aware and also during the 21-day period that precedes the announcement of the Company's annual and half-yearly results and quarterly sales.

2/ The new requirement for corporate officers to disclose any trading in the Company's shares they or their close relations have carried out, which came into effect on November 25, 2004. The charter states that:

In accordance with Article 621-18-2 of the Monetary and Financial Code, introduced in Act 2003-706 dated August 1, 2003 (the Financial Security Act), Articles 222-14 and 222-15 of the regulations of the Autorité des Marchés Financiers (AMF), and the AMF's press release dated December 27, 2004, each director undertakes to report immediately to Essilor, through the Company's registrar, any and all transactions on the Company's shares or financial instruments carried out by him or her or by any close relation, in order to enable the Company to report these transactions to the AMF and to announce them in a press release, within the required timeframe.

6.1.2. Committees of the Board

In 1997, Essilor set up various Committees of the Board in accordance with corporate governance rules (Audit Committee, Remunerations Committee and Strategy Committee). Each Committee reports to the Board on its work and the resulting proposals.

6.1.2.1. Audit Committee: members and role

The Board's internal rules stipulate that the Audit Committee shall have at least three members, appointed by the Board from among the directors. At least two-thirds of the Committee members must be independent directors. The members of the Audit Committee cannot hold senior management positions or be executive directors.

The Committee is chaired by Yves Chevillotte, who was appointed as Chairman by the Board of Directors on May 14, 2004 to replace Oliver Pécoux, who took over as acting Chairman following the death of René Thomas in October 2003. The other members are Alain Aspect, Michel Besson, Olivier Pécoux and Bertrand Roy. More than two-thirds of the members are independent directors.

The role of the Audit Committee, as described in the Board's internal rules, is to ensure that Group management has the necessary resources to identify and manage the business, financial and legal risks to which the group may be exposed in France and abroad, in the normal course of business or in exceptional circumstances, in order to avoid any erosion of the value of group assets. To this end, the Audit Committee analyses the procedures in place within the group to ensure that:

- Accounting regulations are complied with and group accounting principles and policies are properly applied.
- Information is properly reported and processed at all levels in the organization.
- The business, financial and legal risks facing the Company and its subsidiaries in France and abroad are identified, assessed, anticipated and managed.
- Internal controls are applied to the preparation of accounting and financial information at all levels of the organization.
- Securities regulations and the strict insider dealing rules in force within the Company are fully complied with.

Based on these analyses, the Committee makes recommendations as required concerning improvements to existing procedures and the introduction of new ones.

The Audit Committee may be consulted by the Board or by group management about any issues concerning procedures to control non-recurring risks.

6.1.2.2. Remunerations Committee: members and role

The Board's internal rules stipulate that the Remunerations Committee shall have at least three members, who must all be independent non-executive directors.

The Remunerations Committee is made up of Jean Burelle, Chairman, and Michel Besson. René Thomas, who died in October 2003, has not yet been replaced. The Committee is composed exclusively of independent directors.

The role of the Remunerations Committee, as described in the Board's internal rules, is to:

- Make recommendations concerning senior management compensation.
- Make recommendations concerning stock option grants.
- Review the compensation policies applied within the group.
- Assist the Chairman and the Board with succession planning issues.
- Consider whether the composition of the Board is appropriate and recommend possible changes.

6.1.2.3. Strategy Committee: members and role

The Board's internal rules stipulate that the Strategy Committee shall have at least five members, selected from among the directors.

The Strategy Committee is chaired by Xavier Fontanet and its other members are Philippe Alfroid, Michel Besson, Jean Burelle, Philippe Germond, Igor Landau, Olivier Pécoux and Bertrand Roy. Five of the eight members are independent directors.

The role of the Strategy Committee, as described in the Board's internal rules, is to regularly review the Company's product, technology, geographic and marketing strategies.

6.1.3. Executive Committee

6.1.3.1. Members

Xavier Fontanet,	Chairman and Chief Executive Officer
Philippe Alfroid,	Chief Operating Officer
Bertrand de Limé,	Executive Vice President Vice President, Europe
Claude Brignon,	Vice President, Operations
Patrick Cherrier,	Vice President, Asia
Didier Lambert,	Vice President, Information Systems
Fabienne Lecorvaisier,	Chief Financial Officer
Olivier Mathieux,	Vice President, Latin America
Thierry Robin,	Vice President, Strategic Marketing
Hubert Sagnières,	President, Essilor of America
Jean-Luc Schuppiser,	Vice President, Research and Development
Henri Vidal,	Vice President, Human Resources
Carol Xueref,	Vice President, Legal Affairs and Corporate Development

6.1.3.2. Role

The Executive Committee meets once a month to review the Company's business performance and all short-term activities. It also draws up timelines and medium and long-term projections for the implementation of strategic action plans.

Chaired by Xavier Fontanet, the Committee is made up of the Company's top corporate and business executives, with either global responsabilities – for example lens manufacturing – or regional responsibilities (Europe, North America, Latin America, Asia).

6.2. DIRECTORS' INTERESTS

The members of the Board of Directors and the members of the Executive Committee together hold less than 0.5% of the Company's capital.

6.2.1. Remuneration of corporate officers

The remuneration paid to Xavier Fontanet, Chairman and Chief Executive Officer, and Philippe Alfroid, Chief Operating Officer, comprise a fixed portion and a variable portion based on results. The variable portion corresponds to a percentage of their fixed remuneration, which may increase if their targets are exceeded, up to a certain limit. The rules applied to determine their variable remuneration payable in 2005 based on 2004 results is as follows:

- 100% of the target bonus if the results target is met;
- no bonus if results are 20% or more below target;
- maximum of 150% of the target bonus, if the results target is exceeded by 20% or more;
- proportional adjustment of the bonus if results are within the 20% corridor;
- the effects of changes in the dollar/euro exchange rate are neutralized for the calculation of the bonus.

The reference result corresponds to consolidated net income excluding the effect of acquisitions.

The gross fixed remuneration paid in 2004 to Xavier Fontanet, for his services as Chairman and Chief Executive Officer, by group companies amounted to €427,387. He also has the use of a company car and was covered by unemployment insurance paid for by the Company. These benefits in kind are estimated at €2,195 and €14,333 respectively. The gross variable remuneration paid to him in 2004 in respect of 2003 results amounted to €226,432.

The gross fixed remuneration paid in 2004 to Philippe Alfroid, for his services as Chief Operating Officer, by group companies, amounted to €387,687. He also had the use of a company car, the value of which is estimated at €2,195. The gross variable remuneration paid to him in 2004 in respect of 2003 results totaled €109,035, including €74,365 received from Essilor International and €34,670* from Bacou-Dalloz.

The variable remuneration paid to Xavier Fontanet and Philippe Alfroid in respect of 2004 results, will be determined according to the formula given above, based on the financial statements approved at the Annual Shareholders' Meeting.

Xavier Fontanet and Philippe Alfroid are also covered by supplementary pension plans. the contributions paid by Essilor on their behalf currently represent 20% of their reference salary, the rate specified in Article 39 of the General Tax Code.

(*) Based on an exchange rate of US$1.24615.

Remuneration paid to members of the Board of Directors

	Gross remuneration other than directors' fees		Directors' fees		Total
In €	2003	2004	2003	2004	2004
Xavier Fontanet	659,659	670,347	8,800	11,300	681,647
Philippe Alfroid	472,923	498,917(2)	19,954(3)	22,908(3)	521,825
Alain Aspect			8,800	9,800	9,800
Michel Besson			11,800	14,300	14,300
Jean Burelle			9,800	16,300	16,300
Robert Colucci	243,403	232,762(4)	7,800	950	233,712
Yves Chevillotte				13,850	13,850
Philippe Germond			8,800	9,800	9,800
Igor Landau			4,800	6,800	6,800
Louis Lesperance		52,522(5)		8,850	61,372
Olivier Pécoux			8,800	16,300	16,300
Jean-Pierre Martin		33,266		8,850	42,116
Alain-Claude Mathieu	44,047	43,528	6,800	2,450	45,978
Bertrand Roy	203,380	209,659	8,800	9,800	219,459

(1)The above amounts correspond to the gross remuneration before payroll taxes and income taxes. As stipulated by law, they also include the value of benefits in kind.

(2) Based on an exchange rate of US$1.24615.

(3) Including €11,608 (2003: €11,154) in directors' fees received from Bacou-Dalloz.

(4) Based on an exchange rate of US$1.24615.

(5) Based on an exchange rate of C$1.61636.

The Annual Shareholders' Meeting of May 14, 2004 voted to award the Board of Directors total directors' fees of €165,000. At its meeting on the same day, the Board decided to allocate this sum as follows:

Directors' fees	Fixed fee	Variable, attendance-based fee
All directors	€3,800	€1,500 per meeting
Chairman of the Audit Committee	€10,000	Not applicable
Chairman of the Remunerations Committee	€5,000	Not applicable
Independent directors who are members of the Audit Committee or the Remunerations Committee		€1,500 per meeting

6.2.2. Stock option plans

Stock options granted to and exercised by corporate officers	Number of options granted/exercised	Price (in €)	Expiry date	Plan
Stock options granted in 2004 by Essilor International or other group companies				
Xavier Fontanet	55,000	52.99	Nov. 17, 2011	Nov. 17, 2004
Philippe Alfroid	43,000	52.99	Nov. 17, 2011	Nov. 17, 2004
Stock options exercised in 2004				
Xavier Fontanet	41,927	32.78	Nov. 25, 2004	Nov. 25, 1998
	20,269	28.76	Nov. 15, 2006	Nov. 15, 2000
Philippe Alfroid	20,000	32.78	Nov. 25, 2004	Nov. 25, 1998
	52,761	28.76	Nov. 15, 2006	Nov. 15, 2000

6.2.3. Transactions with members of the Board of Directors and corporate officers

Related party agreement

At its meeting on November 17, 2004, the Board of Directors authorized the signature of a liquidity contract between the Company and Rothschild & Cie Banque. The Auditors were informed of this authorization and of the signature of the contract within one month of the meeting.

6.3. EMPLOYEE INCENTIVE PLANS

6.3.1. Incentive bonus and profit-sharing plans

6.3.1.1. Plans for Essilor International employees

Incentive bonus plan

The current incentive bonus plan, governed by articles L.441 *et seq.* of the French Labor Code, corresponds to the agreement renewed on March 14, 2004 for a period of three years expiring at the end of 2006. Designed to improve employee information and awareness of the Company, its business and its financial results, the agreement also represents a means of motivating employees to meet both corporate and personal performance objectives. Under the plan, a variable incentive bonus is paid on the basis of the ratio of actual operating income to budgeted operating income. The bonus is geared towards providing all employees with an incentive to help improve the Company's results and meet budget objectives.

Incentive bonuses are paid to all employees with at least three months' service. 30% of the amount is based on the period of presence during the year and 70% is prorated to the benchmark salary. The total amount distributed each year may not exceed 20% of the aggregate gross salaries paid to eligible employees.

Incentive bonuses paid over the last five years were as follows:
2004: €2,979 thousand for fiscal 2003;
2003: €2,168 thousand for fiscal 2002;
2002: €1,538 thousand for fiscal 2001;
2001: €2,006 thousand for fiscal 2000;
2000: €1,673 thousand for fiscal 1999.

6.3.1.2. Statutory profit-sharing plan

In view of the level of Essilor International's shareholders' equity, no amounts have been credited to the profit-sharing reserve for eligible employees.

6.3.2. Employee stock options

6.3.2.1. Stock options granted and exercised during the year

Stock options granted to and exercised by employees other than officers who received and exercised the greatest number of options	Number of options granted/ exercised	Weighted average exercise price (in €)	Expiry date	Plan
Stock options granted in 2004 to the ten employees other than officers who received the greatest number of options	156,000	52.99	Nov. 17, 2011	Nov. 17, 2004
Stock options exercised in 2004 by the ten employees other than officers who exercised the greatest number of options	256,000	32.59	Mar. 11, 2004	Mar. 11, 1998
			Jun. 24, 2004	Jun. 24, 1998
			Nov. 25, 2004	Nov. 25, 1998
			Mar. 15, 2006	Mar. 15, 2000
			Sept. 13, 2006	Sept. 13, 2000
			Nov. 14, 2011	Nov. 14, 2001
			Nov. 20, 2012	Nov. 20, 2002

6.3.2.2. Stock options Plans

Plan	March 11, 1998	June 24, 1998	Sept. 16, 1998	Nov. 25, 1998	Nov. 24, 1999	Jan. 26, 2000	March 15, 2000	Sept. 13, 200
Date of Shareholders' Meeting	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 1997	June 16, 199
Date of Board Meeting	March 11, 1998	June 24, 1998	Sept. 16, 1998	Nov. 25, 1998	Nov. 24, 1999	Jan. 26, 2000	March 15, 2000	Sept. 13, 200
Type of plan	New shares	New shares	New shares	New shares	New shares	New shares	New shares	New share
Total number of shares under option	50,000	50,000	10,000	1,313,000	11,000	142,280	65,000	25,00
- Options held by directors	0	0	0	120,000	0	0	0	
- Options held by the 10 employees who received the greatest number of options	50,000	50,000	10,000	224,000	11,000	18,080	65,000	25,00
Starting date of exercise period	March 11, 1999	June 24, 1999	Sept. 16, 1999	Nov. 25, 1999	Nov. 24, 2000	Jan. 26, 2001	March 15, 2001	Sept. 13, 200
Expiry date	March 11, 2004	June 24, 2004	Sept. 16, 2004	Nov. 25, 2004	Nov. 24, 2005	Jan. 26, 2006	March 15, 2006	Sept. 13, 200
Exercise price (in €)	27.166	37.076	33.234	32.777	27.807	28.800	25.800	31.48
Vesting conditions	1/3 per year from the second year	Non residents: 1/3 per year from the second year Residents: from June 24, 2003	1/3 per year from the second year	Non residents: 1/3 per year from the second year Residents: from Nov. 25, 2003	Non residents: 1/3 per year from the second year Residents: from Nov. 24, 2004	Non residents: 1/3 per year from the second year Residents: from Jan. 26, 2005	Non residents: 1/3 per year from the second year Residents: from March 15, 2005	As fro Septembe 13, 200
Number of options exercised at December 31, 2004	50,000	50,000	10,000	1,232,500	11,000	10,339	12,500	25,00
Options cancelled	0	0	0	80,500	0	4,234	0	
Options outstanding	0	0	0	0	0	127,647	52,500	

Plan	Nov. 15, 2000	Jan. 31, 2001	Nov. 14, 2001	Nov. 14, 2001	Nov. 20, 2002	Nov. 18, 2003	Nov. 17, 2004
Date of Shareholders' Meeting	June 16, 1997	June 16, 1997	June 16, 1997	Jan. 18, 2001	Jan. 18, 2001	May 16, 2003	May 16, 2003
Date of Board Meeting	Nov. 15, 2000	Jan. 31, 2001	Nov. 14, 2001	Nov. 14, 2001	Nov. 20, 2002	Nov. 18l, 2003	Nov. 17, 2004
Type of plan	New shares	New shares	New shares	Existing shares	New shares	New shares	New shares
Total number of shares under option	141,000	20,000	160,660	670,250	812,580	804,570	893,900
- Options held by directors	120,000	0	0	80,000	101,000	80,000	98,000
- Options held by the 10 employees who received the greatest number of options	21,000	20,000	51,120	115,000	146,000	127,750	156,000
Starting date of exercise period	Nov. 15, 2004	Jan. 31, 2002	Nov. 14, 2002	Nov. 14, 2002	Nov. 20, 2003	Nov. 18, 2004	Nov. 17, 2005
Expiry date	Nov. 15, 2006	Jan. 31, 2007	Nov. 14, 2007	Nov. 14, 2011	Nov. 20, 2012	Nov. 18, 2010	Nov. 17, 2011
Exercise price (in €)	28.763	32.780	31.240	31.240	40.670	40.730	52.990
Vesting conditions	As from November 15, 2004	1/3 per year from the second year	Non residents: 1/3 per year from the second year Residents: from Nov. 14, 2005	Non residents: 1/3 per year from the second year Residents: from Nov. 14, 2005	Non residents: 1/3 per year from the second year Residents: from Nov. 20, 2006	Non residents: 1/3 per year from the second year Residents: from Nov. 18, 2007	Non residents: 1/3 per year from the second year Residents: from Nov. 17, 2008
Number of options exercised at December 31, 2004	77,030	6,000	32,182	101,181	34,438	7,797	0
Options cancelled	0	0	10,212	17,513	16,676	8,506	190
Options outstanding	63,970	14,000	118,266	551,556	761,466	788,267	893,710

6.4. CHAIRMAN'S REPORT ON INTERNAL CONTROL

To the Shareholders

In application of Article 117 of the Financial Security Act (Act no. 2003-706) and Article L.225-37, paragraph 6, of the Commercial Code, I present below my report describing:

- the preparation and organization of Board of Directors meetings during the year ended December 31, 2004;
- the Company's internal control procedures;
- any restrictions on the powers of the Chief Executive Officer decided by the Board of Directors.

in order to help shareholders understand our Company's management processes and methods.

6.4.1. Preparation and organization of meetings of the Board of Directors

Frequency of Board Meetings

In 2004, the Board of Directors met five times. On average, meetings lasted was two-and-a-half hours and the average attendance rate was more than 86%. Four of the meetings were held at the Company's headquarters, on the dates set in the timetable drawn up in 2003 (March 3, July 7, September 8 and November 17), and the fifth meeting took place at the Paris Stock Exchange, Palais de la Bourse, following the Annual Shareholders' Meeting on May 14.

Calls to meeting

In accordance with the Board's internal rules, calls to meeting were sent to the directors by post, at least seven days before each meeting. The Auditors were asked to attend the Board meetings called to review the interim and annual financial statements, as provided for in Article L.225-238 of the Commercial Code.

Information given to directors

For each Board meeting, all the documents needed to inform the directors about the agenda and the matters to be reviewed by the Board were either enclosed with the call to meeting or sent or given to the directors a reasonable period of time before the meeting.

Minutes of Board meetings

The draft minutes of Board meetings were sent to all directors at the latest with the call to the next meeting.

Committees of the Board

In 1997, based on a recommendation by the Chairman, Essilor set up three Committees of the Board: the Audit Committee, the Remunerations Committee and the Strategy Committee. The rules governing these Committees' membership and terms of reference are set out in the internal rules adopted on November 18, 2003, which are regularly updated.

- **Audit Committee**

The Audit Committee met on September 6, 2004 to review the interim consolidated financial statements and on March 7, 2005 to review the annual consolidated financial statements. The Chief Financial Officer and the external Auditors attended both of these meetings, to present the accounts and answer the Committee's questions. The latest information on the estimated effect of the transition to IFRS rules on the accounts was also discussed on both occasions.

The Committee also met on February 1, 2005 to review the Company's currency hedging strategy and the main effects of applying IAS 39. It also reviewed the results of internal audits carried out in 2004 and the 2005 internal audit plan.

The Chairman of the Committee had private meetings with the head of Internal Audit in July and September 2004 to obtain information about the organization of internal audits carried out at Essilor International and measures to be taken to comply with the Financial Security Act.

- **Remunerations Committee**

The Remunerations Committee met once during the year, on November 3, to review the 2005 compensation of corporate officers and shareholder-approved management stock option plans. The Committee presented its report to the Board of Directors at the meeting on November 17, 2004, at which the details of management remuneration packages were decided.

- **Strategy Committee**

The Strategy Committee met twice in 2004 to discuss the Company's external growth strategy and to review in detail the quarterly consolidated results (unpublished). The Committee also reviewed with the Vice President, Operations the Company's performance in the areas of production, logistics, industrial engineering and prescription lenses.

Matters submitted to the Board and related decisions

The matters examined by the Board during 2004 and the decisions taken covered a wide range of areas, including:

- the Company's business performance;
- strategic choices;
- the interim and annual financial statements, financial forecasts and projections;
- reports to shareholders;
- acquisitions and other strategic projects;
- internal restructuring plans;
- the IAS rules;
- agreements involving directors to be authorized and disclosed;
- the amount of guarantees given by the Company;
- employee share issues and matching payments by the Company;
- stock option grants;
- the share buyback program;
- re-election of directors and decision on whether to combine or separate the functions of Chairman and Chief Executive Officer;
- management remuneration;

- allocation of directors' fees;
- cancellation of 800,000 shares held in treasury stock;
- corporate governance issues, including transactions in the Company's shares by directors and officers;
- employee-related issues;
- press articles and financial analysts' research reports.

Additional information is provided in Section 6.1 – Corporate governance of this reference document.

6.4.2 Report on Essilor International S.A. internal control procedures

Internal control objectives

- Ensure that all acts of management, all transactions, and the behaviour of all Company employees, comply with the general strategic guidelines established by the Board of Directors, with applicable laws and regulations, and the Company's corporate values, standards and internal rules.
- Ensure that all accounting, financial and management information reported to the Board of Directors, the regulatory authorities, shareholders or the public gives a true and fair view of the Company's business and financial position.
- Ensure that the Company's internal policies and procedures provide reasonable assurance that the business is managed efficiently and effectively.

One of the objectives of a system of internal control is to prevent and manage business, financial and legal risks, including the risk of errors and fraud, to which the Company and its subsidiaries are exposed in France and abroad. However, no system of controls can provide an absolute guarantee that all such risks have been completely eliminated or entirely brought under control.

At Essilor, the system of internal control is strengthened by a culture of frank discussion and integrity, as well as by our core values of trust, a sense of co-destiny, responsiveness, teamwork and consistent encouragement of ethical behavior. These values are instrumental in guaranteeing high standards of internal control.

The charter of the Valoptec association, which is made up of active and retired Essilor employees, states that the association's purpose is to "promote the adoption by group companies of sound business practices and human resources management policies." The charter upholds the values of respect and trust among individuals. Employees are not asked to sign the charter when they join Essilor, because what it describes is a general mind-set. Those employees who are members of Valoptec hold around 15% of the Company's voting rights.

Continuous adherence to these values is guaranteed by the stability of the management team and generally low staff turnover rates throughout the organization.

The Board of Directors and senior management consider that an effective system of internal control is of critical importance and this is borne out by the Audit Committee's attention to internal control issues. Senior management defines the general principles and ensures that they are fully implemented within the Company. Support is provided by the various staff and line executives who are members of the Executive Committee, based on their respective areas of competence and according to an organization structure by country, by region and by technical area. The Chief Financial Officer and the Vice-President, Legal Affairs, who have front-line responsibility for internal control, are also members of the Executive Committee.

Overall organization of internal control

Internal control is a process that ensures that the standards and procedures defined at corporate level are consistent with the strategies run by senior management. The departments with specific responsibility for internal control are as follows:

- **Internal Audit:** the Internal Audit department reports to the Chairman and Chief Executive Officer. It is organized on a decentralized basis, with teams based at Company headquarters (responsible for auditing corporate units and operations in Europe and South America), the United States (covering North America) and Singapore (covering the Asia-Pacific region).

The internal auditor's main role is to ensure that internal control procedures are properly applied throughout the organization, by checking that practices comply with internal rules and procedures, verifying the reliability of accounting information and reviewing the efficiency of internal processes.

Internal audits are planned on the basis of identified process risks, according to a cycle covering all subsidiaries, with special audits added to the programme at the request of Company senior management or a regional Vice President. Certain audits are carried out by multidisciplinary teams comprising internal auditors, tax and legal specialists. An internal audit program is drawn up at the beginning of each year and submitted to Company senior management and the Audit Committee for approval.

The same methodology is applied in all regions and on completion of each audit, a report is drawn up setting out the internal auditors' findings and recommendations. The internal auditors ensure that the recommendations are acted upon, by reviewing implementation of the action plans decided jointly with the management of the audited units. A copy of their report is given to the management of the audited unit, Company senior management and the Chief Financial Officer, as well as to the heads of the operating and corporate units concerned. Each year, a summary of the internal auditors' findings and recommendations is presented to the Chairman of the Board and the Audit Committee.

- **Consolidation:** the Consolidation Department is responsible for defining consolidation rules and methods complying with applicable regulations, to be applied throughout the Company, and preparing quarterly consolidated income statements and balance sheets in accordance with the Company's general policies. It also leads and coordinates the financial reporting activities of the consolidated companies. It produces the consolidated financial statements based on the accounts of the various subsidiaries, as adjusted to comply with Essilor accounting policies, and analyses quarterly accounting data and balance sheets for each legal entity included in the scope of consolidation. Regular reconciliations of statutory and management reporting data help to guarantee the consistency of financial information and also to swiftly identify and resolve any errors or inconsistencies.

  The Consolidation Department informs all consolidated companies on a timely basis of new and amended rules affecting the preparation of financial statements. In this regard, it has played a leading role in the IFRS transition project, at corporate level and with all companies included in the scope of consolidation. A work group led by the Consolidation Department and comprising representatives of the Finance Department, the Consolidation Department, Corporate Treasury, Corporate Management Accounting and Internal Audit was tasked with adapting the Company's accounting policies to comply with IFRS and determining the effects of the transition on the consolidated financial statements. The transition principles and the determination of the related effects were discussed by the Audit Committee and reviewed by the Auditors. Detailed information about the transition to IFRS is presented elsewhere in this Annual Report

- **Management Accounting:** each group unit has its own management accounting team responsible for analysing the unit's performance, with guidance from the regional or divisional management accounting department. To ensure that management accounting information is reliable, Corporate Management Accounting oversees a network of management accountants, provides decision-making guidance and monitors the monthly management results of each group entity and business unit. It produces the monthly consolidated management accounts, as well as the consolidated budget, performs monthly variance analyses and checks the consistency of transfer prices. The management accountants report to both line and staff management.

  Reporting to the Chief Financial Officer, Corporate Management Accounting also analyses, monitors and validates the financial aspects of proposed business acquisitions submitted to the Board of Directors for approval.

- **Sustainable Development:** this department is responsible for anticipating and warning management about foreseeable changes in the business and the economic, human and environmental consequences of the Company's various initiatives, in order to devise appropriate responses. The department also publishes non-financial information.

- **Workplace Health and Safety:** reporting to Human Resources, this department is responsible for setting up an appropriate organization structure to implement and improve Company-wide policies to prevent risks and achieve high standards of workplace health and safety, as well as high environmental standards.

- **Legal Affairs:** the Legal Affairs department offers advice and assistance to all departments of the Company and its subsidiaries in preventing claims and litigation. It is responsible for negotiating and drafting contracts and other legal documents relating in particular to business acquisitions, as well as for ensuring that the Company's intellectual property is protected. It also plays a key role in legal and regulatory compliance programmes. It ensures that senior management are aware of potential liability risks and proposes legal solutions that contribute to strengthening the control environment. It provides answers to all legal questions raised by the various departments of the company in an international legal and regulatory environment which is both complex and burdensome. It ensures that the Company fulfils its contractual obligations. The insurance department, which is part of Legal Affairs, implements a policy that combines prevention, in the form of regular site visits and audits, with protection, in the form of international insurance programmes.

- **Quality:** this department is responsible for establishing and regularly upgrading a consistent and coherent quality system designed to ensure that the products delivered to customers are satisfactory in all respects (product quality, lead time, service and cost).

- **Cash Management:** this department manages the Company's cash position, currency and interest rate hedging programmes, financing and liquidity programmes, and banking relations. It also provides advice and assistance to subsidiaries on all matters related to cash management and changes in their cash position. It is working alongside the Consolidation Department to prepare the transition to IFRS in the specific area of currency hedging.

Internal control standards and procedures

a) The Group Financial Manual (GFM) sets out mandatory policies and procedures applie to all Essilor units and departments such as purchasing, communication, finance, legal affairs, operations, R&D and human resources. The procedures are organized by process, including fixed assets, inventories, sales/receivables, treasury, purchasing, on and off-balance sheet commitments, tax, R&D and start-up costs, production accounting, fraud prevention, insurance, personnel and human resources, legal affairs and consolidation. Available for on-line consultation on the Company's intranet, in French and English, the GFM provides essential guidelines for the preparation of accounts and to maintain an appropriate control environment in all units. It is regularly updated to take changes in regulations and the Company's needs into account, and to incorporate new international standards applicable to the Company. In 2004, the main updates concerned the incorporation of IFRS and of certain control procedures recommended by the internal auditors. Each unit's finance director is responsible for ensuring that these rules and procedures are fully and properly applied.

b) The quality and reliability of financial information is guaranteed by the use of an integrated statutory and consolidated reporting system, "Figures". Local accounting data are entered in the system either directly or via an interface, according to a detailed reporting timetable issued by Corporate Finance at the beginning of each year. The "Figures" manual includes a glossary stipulating the information to be put in for each module in accordance with Company rules (income statement, balance sheet, appendix, treasury, inventory, capital expenditure) and defining accounting flows and business segments. The glossary and all reporting instructions are available for consultation on the Company's intranet. They are updated each time a change is made and when new standards are adopted (for example, IFRS).
Local finance managers are responsible for ensuring that the data reported in "Figures" comply with Company accounting policies and procedures.
The use of "Figures" guarantees consistent accounting treatment of transactions and enables us to exercise close control over the preparation of the accounts of the various units.

c) We have numerous information systems to manage, monitor, analyse and control both upstream activities (production/logistics) and downstream activities (prescription/distribution). In addition, an international intranet charter has been drawn up to coordinate the circulation and sharing of information via Essilor's intranet.

d) Essilor is included in the FTSE4GOOD Europe sustainable development index.

e) The Company has a charter in France and the United States for the prevention of all forms of illegal discrimination. This charter helps to strengthen our vigilance against all situations that go against our fundamental values.

f) All our plants are ISO 9001-certified; 13 plants are also ISO 14001-certified and 7 are OHSAS 18001-certified.

g) We have drawn up general conditions of sale and purchase, a code of ethics governing transactions in the Company's shares (which is regularly updated to take into account new regulations and case law), procedures dealing with commitments and a memorandum on the application of the provisions of the Financial Security Act concerning services supplied by the Auditors.

Description of internal control systems

Internal controls are based on the organizations of structure and specific methodologies. They concern all Essilor entities and are monitored by individuals or structures responsible for controlling activities in accordance with Company standards and procedures. They enable us to classify the various strategic risks and opportunities in order to set priorities.

Each year, our main risk exposures (market risk, production risk, environmental risk) are analysed in connection with the preparation of on rolling 5-year business plan. The overall risk management strategy is developed based on analyses performed by each department of those specific risks associated with its activities. We are capable of reacting swiftly to any change in circumstances or any incident that could severely affect our ability to fulfill our objectives, by adjusting our overall strategy or the strategy followed in a given area. At local level, identifying risks is the responsibility of regional vice-presidents and subsidiaries management. All information about risks and related protection is reported to the members of the Executive Committee.

We have some 180 legal entities, the majority of which are direct subsidiaries of Essilor International. Levels of authority and accountability are clearly defined for each management level, with very strong cross-functional relations. Certain Corporate functions, such as Purchasing, Internal Audit, Management Accounting, Legal Affairs and Human Resources, have a dual reporting relationship, with local management and with the corporate Vice President who heads the department concerned. On the operations side, each plant manager reports to the regional Production Director who in turn reports to the Vice President, Operations. On the sales side, the manager of each subsidiary reports to the regional Vice President.

The various reporting packages and external controls performed on a monthly or quarterly basis, help us to monitor and control subsidiaries activities in the areas of finance, sales, workplace accidents, workplace health and safety audits, APAVE inspections, ISO certification, sustainable development, logistics (monthly reporting), insurance claims, etc.

Internal control procedures for the production and processing of financial and accounting information

As explained above, each operating division draws up its own five-year business plan setting strategic objectives based on the overall strategy decided by the Company's senior management. The business plan submitted to senior management reflects these strategic objectives and the related action plans. The key points of the business plan are presented to the Strategy Committee.

The budgeting process begins in July, with significant input from the regional units which provide analyses of transaction volumes between the central marketing unit, the logistics unit and the regions. Each entity's budget is prepared on the basis of budget objectives and guidelines issued by the regional or operating division, and on the entity's own strategy for the coming year.

The budgets are presented to the Company's senior management at budget review meetings held at the end of the year. The consolidated budget is produced at the end of November and the final budget is issued in December.

The annual budget is updated in August of the budget year and once again in November, when the following year's budget is prepared.

The process, which concerns all Essilor units, is led and monitored by Corporate Management Accounting, in order to ensure that all budgets are prepared on the same basis and are consistent with the Company's overall strategic objectives.

Actual performance is analysed on a monthly basis via the "Figures" reporting system, which is used not only to perform management analyses but also for the statutory consolidation. All units are managed by the system, including entities that are not consolidated, to maintain strict control over accounting and financial information.

For statutory consolidation purposes, balance sheet data are reported on a quarterly basis, in addition to the monthly reporting. The Consolidation Department checks the figures entered in the system and ensures that they comply with Essilor accounting policies.

The aims of consolidation procedures are to:

- guarantee compliance with applicable rules (IFRS, company policies, AMF guidelines, etc.) through the implementation of general procedures and the issuance of specific consolidation instructions to the various entities;
- provide assurance concerning the reliability of financial information, through the execution of controls programmed into the system or performed by the various finance departments (management accounting, consolidation, treasury) within the required timeframes;
- guarantee data integrity through high-levels systems security.

Specific instructions are issued to reporting entities before each consolidation exercise, including a detailed reporting timetable.

The procedures for monitoring off-balance sheet commitments and assets are included in the GFM procedure manual. They stipulate the types of commitments to be recorded on- and off-balance sheet. Full information about these commitments is provided by the reporting system.

The budgeting process and consolidation procedures enable us to constantly monitor the performance of the various units and to swiftly identify any variances from budget in order to take immediate corrective action.

All the procedures set out in the GFM manual apply to all Essilor companies, whether or not they are consolidated, and the internal auditors' work programmes include checking that the procedures are implemented. The external Auditors review accounting and internal control systems in order to plan their audit engagements and determine their audit approach. The Audit Committee meets twice a year to review annual and interim financial statements. The meetings are attended by the Chief Financial Officer and the external Auditors, who present the accounts and discuss with the Committee all significant transactions and the main accounting options selected to address potential risks.

External Auditors are responsible for expressing an opinion as to whether the financial statements have been properly prepared and give a true and fair view of the assets and liabilities, financial position and results of operations of Essilor, in accordance with generally accepted accounting principles. The accounts of all consolidated and non-consolidated entities are audited by local auditors, most of whom are members of the networks of the accounting firms that audit the Company's consolidated accounts.

Work in 2004 and future developments

To comply with the requirements of the Financial Security Act, we launched a phased project to assess the level of compliance of our internal procedures. The project began at the end of 2003 with a review of the control environment and was continued in 2004 with the introduction of a self-assessment process at certain entities, overseen by the Internal Audit Department.

A description of the main processes for the production of financial information was drawn up at the beginning of 2004. The associated risks and the controls required to manage them were identified for the first three processes (purchases/sales/inventories) and questionnaires describing some one hundred control points for each process were sent to all consolidated subsidiaries. As part of their audit procedures, internal auditors verify the quality of the self-assessment process and the action plans implemented for any control points that require improvement. A summary by subsidiary is sent to each subsidiary concerned and a Company-level summary is presented to senior management and to the Audit Committee.

The self-assessment procedure will continue in 2005, with the addition of three new processes (reporting/cash management/fixed assets). This approach, which forms part of a process of constant quality improvement, helps us to guarantee the quality and reliability of financial information by strengthening procedures applied throughout the organization on a consistent basis.

All the identified processes will be analysed in the coming years, ultimately allowing us to report conclusively on the quality of internal control.

6.4.3. Powers of the Chief Executive Officer

At its meeting on May 14, 2004, the Board of Directors decided for the second time not to separate the functions of Chairman and Chief Executive Officer and not to place any restrictions on the Chairman and Chief Executive Officer's executive powers

Charenton, March 9, 2005

Xavier Fontanet

6.4.4. Statutory Auditors' Report on the Chairman's Special Report

(Prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Board of Directors of Essilor International on the internal control procedures relating to the preparation and processing of financial and accounting information.)

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as statutory auditors of Essilor International, and in accordance with the final paragraph of article L.225 235 of the Commercial Code, we report to you on the report prepared by the Chairman of your company in accordance with article L.225-37 of the Commercial Code for the year ended December 31, 2004.

It is the responsibility of the Chairman to give an account, in his report, notably of the conditions in which the duties of the Board of Directors are prepared and organized and the internal control procedures in place within the Company. It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- Obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report.
- Obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the Board's report, prepared in accordance with article L.225-37 of the Commercial Code.

Paris, March 10, 2005

The Statutory Auditors

PricewaterhouseCoopers Audit	Cabinet Dauge et Associés
Jacques Denizeau	Gérard Dauge

NOTES

NOTES


2004

Concept-Design: TERRE DE SIENNE
English adaptation: ICC (Paris)
Photos: Laurent Monlaü/Rapho.

Produced by Essilor International Investor Relations Department
Phone: +33 (0) 1 49 77 42 16
Fax: +33 (0) 1 49 77 43 24
E-mail: invest@essilor.com
www.essilor.com

ESSILOR INTERNATIONAL
Compagnie Générale d'Optique
147, rue de Paris
94220 Charenton-le-Pont
France

Phone: +33 (0) 1 49 77 42 24 - Fax: +33 (0) 1 49 77 44 20

www.essilor.com

A French corporation with fully paid-up capital of €36,158,669.05
Registred under the number 712 049 618 in Créteil, France.